
10011987

MutualFirst Financial, Inc.

2009 Annual Report

MUTUALFIRST FINANCIAL, INC.

110 E. Charles Street
Muncie, Indiana 47305-2400
(765) 747-2800

March 29, 2010

Dear Fellow Stockholder:

On behalf of the Board of Directors and management of *MutualFirst* Financial, Inc., I cordially invite you to attend our 2010 Annual Meeting of Stockholders. The meeting will be held at 3:00 p.m., local time, on Wednesday, April 28, 2010, at our main office, located at 110 E. Charles Street, Muncie, Indiana.

A Proxy Statement describing the business to be conducted at the Annual Meeting and a proxy card enabling you to vote without attending the meeting is enclosed. Our annual report to stockholders for the year ended December 31, 2009, also is included. At the Annual Meeting, I will give management's report to you on the Company's 2009 financial and operating performance.

An important part of the Annual Meeting is the stockholder vote on corporate business items. I urge you to exercise your rights as a stockholder to vote and participate in this process. Stockholders are being asked to consider and vote upon: (1) the election of four directors of the Company and (2) an advisory (non-binding) resolution to approve our executive compensation as disclosed in the enclosed Proxy Statement.

We encourage you to attend the meeting in person. Whether or not you plan to attend the Annual Meeting, **please read the enclosed Proxy Statement and then complete, sign and date the enclosed proxy card and return it in the accompanying postpaid return envelope as promptly as possible**. In accordance with the rules of the Securities and Exchange Commission, our Proxy Statement, proxy card and Annual Report to Stockholders is available on the Internet at http://www.bankwithmutual.com (click button marked "Annual Report"). This will save the Company additional expense in soliciting proxies and will ensure that your shares are represented at the meeting.

Your Board of Directors and management are committed to the success of the Company and the enhancement of the value of your investment. As President and Chief Executive Officer, I want to express my appreciation for your confidence and support.

Very truly yours,



David W. Heeter
President and Chief Executive Officer

MUTUALFIRST FINANCIAL, INC.

110 E. Charles Street
Muncie, Indiana 47305-2400
(765) 747-2800

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of *MutualFirst* Financial, Inc. will be held as follows:

DATE AND TIME .... Wednesday, April 28, 2010 at 3:00 p.m. local time

PLACE .... 110 E. Charles Street, Muncie, Indiana

ITEMS OF BUSINESS .... (1) The election of four directors for a term of three years.
(2) Adoption of an advisory (nonbinding) resolution to approve our executive compensation as disclosed in this Proxy Statement.
(3) Any other business that may properly come before the meeting and any adjournment or postponement of the meeting.

RECORD DATE .... Holders of record of *MutualFirst* Financial, Inc. common stock at the close of business on March 1, 2010, will be entitled to vote at the meeting or any adjournment of the meeting.

PROXY VOTING .... It is important that your shares be represented and voted at the annual meeting. You can vote your shares by completing and returning the enclosed proxy card or by submitting a ballot at the annual meeting. **To ensure that your shares are represented at the meeting, please take the time to vote by signing, dating and mailing the enclosed proxy card. A pre-addressed envelope is enclosed for your convenience. No postage is required if mailed within the United States. Your vote is very important. Please act today.**

BY ORDER OF THE BOARD OF DIRECTORS



DAVID W. HEETER
President and Chief Executive Officer

Muncie, Indiana
March 29, 2010

Important: The prompt return of proxies will save us the expense of further requests for proxies to ensure a quorum at the annual meeting. A pre-addressed envelope is enclosed for your convenience. No postage is required if mailed within the United States.

IMPORTANT NOTICE: Internet Availability of Proxy Materials for the Stockholder Meeting To Be Held on April 28, 2010.

These proxy materials are also available to you on the Internet.
You are encouraged to review all of the information contained in the proxy materials before voting.

The Company's Proxy Statement, Annual Report to Stockholders and other proxy materials are available at http://www. bankwithmutual.com (click button marked "Annual Report").

MUTUALFIRST FINANCIAL, INC.

110 E. Charles Street
Muncie, Indiana 47305-2400
(765) 747-2800

PROXY STATEMENT

INTRODUCTION

The Board of Directors of *MutualFirst* Financial, Inc., is using this Proxy Statement to solicit proxies from the holders of the Company's common stock for use at the upcoming Annual Meeting of Stockholders. The annual meeting will be held on Wednesday, April 28, 2010, at 3:00 p.m., local time, at the Company's main office, located at 110 E. Charles Street, Muncie, Indiana. At the annual meeting, stockholders will be asked to vote on two proposals: (1) the election of four directors of the Company for a term of three years each; and (2) an advisory (non-binding) resolution to approve our executive compensation as disclosed in this Proxy Statement. These proposals are described in more detail below. Stockholders also will consider any other matters that may properly come before the annual meeting, although the Board of Directors knows of no other business to be presented.

MutualFirst Financial, Inc. may be referred to from time to time in this Proxy Statement as "*MutualFirst*" or the "Company." Some of the information in this Proxy Statement relates to MutualBank, a wholly owned subsidiary of the Company, which may be referred to from time to time in this Proxy Statement as the "Bank."

By submitting your proxy, you authorize the Company's Board of Directors to represent you and vote your shares at the annual meeting in accordance with your instructions. The Board also may vote your shares to adjourn the annual meeting from time to time and will be authorized to vote your shares at any adjournments or postponements of the annual meeting.

The Company's annual report to stockholders for the fiscal year ended December 31, 2009, which includes the Company's audited financial statements, is being provided with this Proxy Statement. Although the annual report is being mailed to stockholders with this Proxy Statement, it does not constitute a part of the proxy solicitation materials and is not incorporated into this Proxy Statement by reference.

This Proxy Statement, annual report and the accompanying materials are being mailed to stockholders on or about March 29, 2010 and also available to you on the Internet at www.bankwithmutual.com (click button marked "Annual Report").

Your vote is important. Whether or not you plan to attend the annual meeting, please submit your proxy promptly in the enclosed envelope.

INFORMATION ABOUT THE ANNUAL MEETING

What is the purpose of the annual meeting?

At the annual meeting, stockholders will be asked to vote on the following proposals:

Proposal 1. The election of four directors of the Company for a term of three years.

Proposal 2. Adoption of an advisory (nonbinding) resolution to approve our executive compensation as disclosed in this Proxy Statement.

The stockholders also will act on any other business that may properly come before the annual meeting. Members of our management team will be present at the annual meeting to respond to your questions.

Who is entitled to vote?

The record date for the annual meeting is March 1, 2010. Only stockholders of record at the close of business on that date are entitled to notice of and to vote at the annual meeting. The only class of stock entitled to be voted at the annual meeting is the Company's common stock. Each outstanding share of common stock is entitled to one vote on each matter presented at the annual meeting. At the close of business on the record date, there were 6,984,754 shares of common stock outstanding.

What if my shares are held in "street name" by a broker?

If your shares are held in "street name" by a broker, your broker is required to vote your shares in accordance with your instructions. If you do not give instructions to your broker, your broker will be entitled to vote your shares with respect to "discretionary" items, but your broker will not be permitted to vote your shares with respect to "non-discretionary" items. In the case of non-discretionary items, your shares will be treated as "broker non-votes." Whether an item is discretionary is determined by the exchange rules governing your broker. The election of directors is a non-discretionary item and the advisory (nonbinding) resolution on compensation is a discretionary item under applicable rules.

What if my shares are held in the Bank's employee stock ownership plan ("ESOP")?

If you are a participant in the Bank's ESOP, the plan trustee is required to vote the shares allocated to your account under the plan in accordance with your instructions. If you do not instruct the trustee how to vote your allocated shares, the trustee may vote your allocated shares in its sole discretion. The trustee must vote the unallocated shares in the same proportion as it is instructed to vote the allocated shares. For example, if on a particular proposal, the trustee was instructed to vote 60 percent of the allocated shares "FOR," 35 percent of the allocated shares "AGAINST" and five percent of the allocated shares "ABSTAIN," the trustee would vote 60 percent of the unallocated shares "FOR," 35 percent of the unallocated shares "AGAINST" and five percent of the unallocated shares "ABSTAIN."

How many shares must be present to hold the annual meeting?

A quorum must be present at the annual meeting for any business to be conducted. The presence at the annual meeting, in person or by proxy, of the holders of at least one-third of the shares of common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the annual meeting.

What if a quorum is not present at the annual meeting?

If a quorum is not present at the scheduled time of the annual meeting, the stockholders who are represented may adjourn the annual meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken. An adjournment will have no effect on the business that may be conducted at the annual meeting.

How do I vote?

YOU MAY VOTE BY MAIL. If you properly complete and sign the accompanying proxy card and return it in the enclosed envelope, it will be voted in accordance with your instructions.

YOU MAY VOTE IN PERSON AT THE ANNUAL MEETING. If you plan to attend the annual meeting and wish to vote in person, we will give you a ballot at the meeting. Note, however, that if your shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy from the holder of your shares indicating that you were the beneficial owner of those shares on March 1, 2010, the record date for voting at the annual meeting. You are encouraged to vote by proxy prior to the annual meeting, even if you plan to attend the meeting.

Can I change my vote after I submit my proxy?

Yes, you may revoke your proxy and change your vote at any time before the polls close at the annual meeting by:

- signing another proxy with a later date;
- giving written notice of the revocation of your proxy to the Company's Secretary prior to the annual meeting; or
- voting in person at the annual meeting.

Your proxy will not be automatically revoked by your mere attendance at the annual meeting. You must actually vote at the meeting to revoke a prior proxy. If you have instructed a broker, bank or other nominee to vote your shares, you must follow directions received from your nominee to change those instructions.

Will any other business be conducted at the annual meeting?

The Board of Directors knows of no other business that will be presented at the annual meeting. If, however, any other proposal properly comes before the stockholders for a vote at the annual meeting, the Board of Directors, as holder of your proxy, will vote your shares in accordance with its best judgment.

How many votes are required to elect the director nominees?

The affirmative vote of a plurality of the votes cast at the annual meeting is required to elect the nominees as directors. This means that the four director nominees will be elected if they receive more affirmative votes than any other persons nominated for election. No persons have been nominated for election other than the four nominees named in this Proxy Statement. If you vote "Withhold" with respect to the election of one or more nominees, your shares will not be voted with respect to the person or persons indicated, although they will be counted for purposes of determining whether there is a quorum.

What happens if a nominee is unable to stand for election?

If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the Board of Directors, as holder of your proxy, will vote your shares for the substitute nominee, unless you have withheld authority to vote for the nominee replaced.

How many votes are required to adopt the advisory (nonbinding) resolution to approve our executive compensation as disclosed in this Proxy Statement?

The adoption of the advisory (nonbinding) resolution to approve our executive compensation as disclosed in this Proxy Statement requires the affirmative vote of a majority of the votes cast in person or by proxy, at the annual meeting.

How will abstentions be treated?

If you abstain from voting, your shares still will be included for purposes of determining whether a quorum is present. Because directors will be elected by a plurality of the votes cast, abstaining is not offered as a voting option for Proposal 1. If you abstain from voting on Proposal 2, the advisory (nonbinding) resolution to approve our executive compensation as disclosed in this Proxy Statement, your shares will not be included in the number of shares voting on the proposal and, consequently, your abstention will have no effect on the proposal.

How will broker non-votes be treated?

Shares treated as broker non-votes on one or more proposals will be included for purposes of calculating the presence of a quorum but will not be counted as votes cast. Consequently, broker non-votes will have no effect on Proposal 2, because we believe it is a "discretionary item" that will include no broker non-votes. We believe Proposal 1 is a "non-discretionary" item that will exclude broker non-votes; however, because the directors are elected by a plurality of the votes cast, this treatment should have no impact on the election results.

How does the Board of Directors recommend I vote on the proposals?

Your Board of Directors recommends that you vote:

- **FOR** the election of the four director nominees to the Board of Directors, each for a three-year term; and
- **FOR** the adoption of an advisory (nonbinding) resolution to approve our executive compensation as disclosed in this Proxy Statement.

What if I do not specify how my shares are to be voted?

If you submit an executed proxy but do not indicate any voting instructions, your shares will be voted:

- **FOR** the election of the four director nominees to the Board of Directors; and
- **FOR** the advisory (nonbinding) resolution to approve our executive compensation as disclosed in this Proxy Statement.

STOCK OWNERSHIP

Stock Ownership of Significant Stockholders, Directors and Executive Officers

The following table shows, as of March 1, 2010, the beneficial ownership of the Company's common stock by:

- any persons or entities known by management to beneficially own more than five percent of the outstanding shares of Company common stock;
- each director and director nominee of the Company;
- each executive officer of the Company and the Bank named in the "2009 Summary Compensation Table" appearing below; and
- all of the executive officers and directors of the Company and the Bank as a group.

The address of each of the beneficial owners, except where otherwise indicated, is the same address as the Company's. As of March 1, 2010, there were 6,984,754 shares of Company common stock issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to outstanding options or warrants held by that person that are currently exercisable or exercisable within 60 days after March 1, 2010, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Beneficial Ownership	Percent of Common Stock Outstanding
Greater than 5% Stockholders (Not Directors or Officers)		
The Mutual Savings Bank Employee Stock Ownership Plan 110 E. Charles Street, Muncie, Indiana 47305-2400	446,764[(1)]	6.4%
United States Department of the Treasury (the "Treasury") 1500 Pennsylvania Avenue, NW Washington, D.C. 20220	625,135[(2)]	8.2%
Directors and Executive Officers[(4)]		
Wilbur R. Davis, *Director and Chairman of the Board*	69,500[(3)]	1.0%
David W. Heeter, *Director, President and Chief Executive Officer*	97,326[(4)]	1.4%
Patrick C. Botts, *Director and Executive Vice President*	65,360[(5)]	*
Linn A. Crull, *Director*	68,500[(6)]	1.0%
Edward J. Dobrow, *Director*	59,536[(7)]	*
William V. Hughes, *Director*	44,500[(8)]	*
Jonathan E. Kintner, *Director*	77,838[(9)]	1.1%
Edward C. Levy, *Director*	22,060[(10)]	*
Michael J. Marien, *Director*	114,683[(11)]	1.6%
Jon R. Marler, *Director*	19,636[(12)]	*
Jerry D. McVicker, *Director*	45,000[(13)]	*
James D. Rosema, *Director*	75,000[(14)]	1.1%
Charles J. Viater, *Director and Senior Vice President*	371,480[(15)]	5.3%
Timothy J. McArdle, *Senior Vice President and Treasurer*	57,681[(16)]	*
All executive officers and directors as a group (18 persons)	1,281,406[(17)]	17.3%

* Less than 1% of outstanding shares.

(1) Represents shares held by The Mutual Savings Bank Employee Stock Ownership Plan ("ESOP"), 287,843 of which were allocated to accounts of the ESOP participants as of December 31, 2008. First Bankers Trust Company, N.A., the trustee of the ESOP, may be deemed to beneficially own the shares held by the ESOP, which have not been allocated to participant accounts. The ESOP filed a Schedule 13G amendment with the Securities and Exchange Commission on February 17, 2009.

(2) Represents the warrant for 625,135 shares of common stock of the Company acquired by the Treasury in connection with its purchase of shares of preferred stock of the Company in the TARP Capital Purchase Program ("TARP Program"). As of January 1, 2010, the Treasury may exercise the warrant and may sell the warrant or the underlying warrant shares. Treasury has agreed not to vote the warrant shares but that agreement would not apply to any subsequent holder.

(3) Includes options for 20,000 shares, 20,000 shares owned by Mr. Davis' spouse and 30,000 shares pledged as security for debt.

(4) Includes options for 65,000 shares, 5,700 shares owned jointly with Mr. Heeter's spouse, 9,296 shares allocated to Mr. Heeter in the ESOP and 9,200 shares pledged as security for debt.

(5) Includes options for 37,800 shares, 7,700 shares owned jointly with Mr. Botts' spouse, 1,360 shares owned by Mr. Botts' spouse and 8,281 shares allocated to Mr. Botts in the ESOP.

(6) Includes options for 20,000 shares, 20,000 shares owned by Mr. Crull's spouse and 47,500 shares pledged as security for debt.

(7) Includes options for 20,000 shares, 30,036 shares owned jointly with Mr. Dobrow's spouse and 27,536 shares pledged as security for debt.

(8) Includes options for 20,000 shares, 18,000 shares owned jointly with Mr. Hughes' spouse, 500 shares owned by Mr. Hughes' spouse and 4,000 shares in an IRA account.

Footnotes continued on next page.

(9) Includes 41,829 shares owned jointly with Mr. Kintner's spouse and 7,701 shares owned by Mr. Kintner's spouse.

(10) Includes options for 12,950 shares.

(11) Includes options for 12,950 shares, 2,932 shares held in the IRA of Mr. Marien's spouse, 259 shares in a UTMA account for his daughter and 85,000 shares pledged as security for debt.

(12) Includes options for 5,000 shares, 14,136 shares owned jointly with Mr. Marler's spouse and 500 shares in a UTMA account for Mr. Marler's son.

(13) Includes options for 5,000 shares and 11,806 shares owned by Mr. McVicker's spouse.

(14) Includes options for 20,000 shares, 7,500 shares owned by Mr. Rosema's spouse and 20,000 shares owned jointly with Mr. Rosema's spouse.

(15) Includes options for 145,040 shares, 37,077 shares in Mr. Viater's 401(k) account and 154,136 shares pledged as security for debt. Mr. Viater filed a Schedule 13D with the Securities and Exchange Commission on February 18, 2009.

(16) Includes options for 12,690 shares, 20,000 shares owned by Mr. McArdle's spouse and 9,381 shares allocated to Mr. McArdle in the ESOP.

(17) This amount includes options for 426,315 shares held by directors and executive officers and 353,372 shares pledged as security for debt. This amount does not include the 223,831 shares owned by the MutualBank Charitable Foundation, Inc., which is an Indiana non-profit corporation and 501(c)(3) tax-exempt organization with no stock or stockholders. Two of the six directors and all the officers of the Foundation also are directors or officers of the Company or the Bank. Pursuant to its charter and applicable federal regulations, these shares are required to be voted in any stockholder vote in the same ratio as the votes cast by all other stockholders of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than 10 percent of the Company's common stock, to report to the SEC their initial ownership of the Company's common stock and any subsequent changes in that ownership. Specific due dates for these reports have been established by the SEC and the Company is required to disclose in this Proxy Statement any late filings or failures to file.

On December 31, 2009, executive officers Sharon Ferguson and John Bowles were awarded options for 3,000 and 1,000 shares of the Company's common stock. Due to an administrative error, Form 4's for that transaction were not filed until February 9, 2010. To the Company's knowledge, based solely on its review of the copies of these reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 2009, all other Section 16(a) filing requirements applicable to the Company's executive officers and directors during the fiscal year ended December 31, 2009, were met.

PROPOSAL 1

ELECTION OF DIRECTORS

General

The Company's Board of Directors consists of thirteen directors, divided into three classes. Directors in each class generally are elected to serve for three-year terms that expire in successive years. The term of one of the classes of *MutualFirst*'s directors will expire at the annual meeting.

Nominees and Directors

The Company's Board of Directors, based on the recommendations of the Nominating Committee, has nominated Edward J. Dobrow, David W. Heeter, Edward C. Levy and Michael J. Marien for election as directors for three-year terms expiring at the annual meeting of stockholders to be held in 2013. These four individuals currently serve as directors of the Company. All of the Company's directors also serve as directors of the Bank.

Name	Age[1]	Positions with the Company	Director Since[2]	Term Expires
		Nominees		
Edward J. Dobrow	62	Director	1988	2013[3]
David W. Heeter	48	President, Chief Executive Officer and Director	2003	2013[3]
Edward C. Levy	61	Director	2008	2013[3]
Michael J. Marien	62	Director	2008	2013[3]
		Other Directors		
Patrick C. Botts	46	Executive Vice President and Director	2003	2012
William V. Hughes	62	Director	1999	2012
Jerry D. McVicker	64	Director	2000	2012
James D. Rosema	63	Director	1998	2012
Linn A. Crull	54	Director	1997	2011
Wilbur R. Davis	55	Director	1991	2011
Jonathan E. Kintner	66	Director	2008	2011
Jon R. Marler	59	Director	2000	2011
Charles J. Viater	55	Senior Vice President and Director	2008	2011

1. At December 31, 2009.
2. Includes years of service on the Board of the Bank prior to the formation of the Company.
3. If elected at the annual meeting.

The nominees have each consented to being named in this Proxy Statement and have agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the Board of Directors, as holder of your proxy, will vote your shares for the substitute nominee, unless you have withheld authority to vote for the nominee replaced.

The Company's Board of Directors recommends that you vote "FOR" the election of each of the nominees.

Business Experience and Qualifications of Directors

The Board believes that the many years of service that our directors have at the Company, the Bank or at other financial institutions the Company has acquired is one of their most important qualifications for service on our Board. This service has given them extensive knowledge of the banking business and our Company. Furthermore, their service on Board committees here or at other institutions, especially in areas of audit, compliance, compensation and trust business is critical to their ability to oversee the management of the Bank by our executive officers. Service on the Board by three of our senior executive officers is critical to aiding the outside directors understand the critical and complicated issues that are common in the banking business. Each outside director brings special skills, experience and expertise to the Board as a result of their other business activities and associations. The business experience for at least the past five years and the experience, qualifications, attributes, skills and areas of expertise of each director that further supports his service as a director are set forth below.

Patrick C. Botts. Mr. Botts has served as Executive Vice President of the Company and President and Chief Operating Officer of the Bank since November 2003. During the years prior to that appointment, he had served as the Executive Vice President, Vice President of Human Resources, Marketing and Administration and Vice President of Retail Lending for the Bank and has been employed by the Bank since 1986. Mr. Botts' many years of service in all areas of the Bank's operations and his duties as President of the Bank bring a special knowledge of the financial, economic and regulatory challenges the Company faces and is well suited to educating the Board on these matters.

Linn A. Crull. Mr. Crull is a Certified Public Accountant and has been a member and managing partner of the accounting firm of Whitinger & Company, LLC, Muncie, Indiana, since 1979. Mr. Crull has over 30 years of experience in public accounting, including conducting audits and preparing financial statements, and his knowledge of generally accepted accounting bring important technical expertise to the Board and was critical to his selection for service on the Board and the Audit/Compliance Committee. His years of providing business consulting services to a broad range of companies has provided him with knowledge of compensation issues that aids the Board and the Compensation Committee. His skills and experience as a member of a financial advisory firm provides insight into various investment vehicles that supports the Board and the Trust Committee.

Wilbur R. Davis. Since 2003, Mr. Davis has been the Chairman of Ontario Systems, LLC, a computer software company located in Muncie, Indiana, which he co-founded in 1980. Mr. Davis also served as President of Ontario Systems, LLC, from 1980 until July, 2008. He is the Chairman of the Board of Directors ofthe Bank. Mr. Davis brings management expertise, as well as information technology knowledge to the Board. His participation in our local business community for 30 years brings a knowledge of the local economy and business opportunities for the Bank.

Edward J. Dobrow. Since September 2001, Mr. Dobrow has been the President and owner of D&M Leasing, a property development company located in Muncie, Indiana. For the 20 years prior to that, he was the President and owner of Dobrow Industries, a scrap metal processing company located in Muncie, Indiana. Mr. Dobrow brings management expertise, as well as real estate knowledge to the Board. His participation in our local business community for 30 years brings a knowledge of the local economy and business opportunities for the Bank.

David W. Heeter. Mr. Heeter has served as President and Chief Executive Officer of the Company and Chief Executive Officer of the Bank since 2003. During the years prior to that appointment, he had served as Executive Vice President of the Company and the Bank and as Chief Operating Officer and Vice President of Human Resources, Marketing and Administration of the Bank. He has been employed by the Bank since 1986. Mr. Heeter's many years of service in all areas of the Bank's operations and his duties as President of the Bank bring a special knowledge of the financial, economic and regulatory challenges the Company faces and is well suited to educating the Board on these matters.

William V. Hughes. Mr. Hughes has served as a partner in the law firm of Beasley & Gilkison, LLP, Muncie, Indiana, since 1977. That law firm serves as general counsel to the Bank. Mr. Hughes brings extensive legal knowledge to the Board, particularly with respect to Indiana real property law, commercial transactions, trusts and estates and business litigation. His legal background also serves the Board as resource for matters of corporate governance and director responsibility.

Jonathan E. Kintner, O.D. Dr. Kintner served as the managing partner of a private group optometry practice in Mishawaka, Indiana for 41 years before his retirement in 2009. He had served as a director of MFB Corp. and its banking subsidiary for 31 years prior to their acquisition by the Company in 2008. Dr. Kintner had chaired the Directors Trust Committee of MFB Corp. prior to the acquisition in 2008. Since the acquisition, he has served as chairman of the Trust Committee that oversees the Bank's trust business. He also brings general business knowledge from his optometry practice to the Board.

Edward C. Levy. Mr. Levy has been an officer and owner of Freeman-Spicer Leasing and Insurance Corp. and its affiliated financial services entities for more than five years. In 2005, he became an executive officer of Take Out Foods International, Inc. based in Indianapolis, which is engaged in the business of ordering food over the Internet. He has served as a director of MFB Corp. and its banking subsidiary for three years prior to their acquisition by the Company in 2008. Mr. Levy's extensive knowledge of investments, insurance and these regulated industries supports the Board's and Trust Committee's knowledge in these areas. He also brings that understanding of regulations to the Audit/Compliance Committee. Mr. Levy's background in finance is important to his service on our Audit/Compliance Committee.

Michael J. Marien. Mr. Marien retired in 2009. Prior to that, he had served as Account Manager for IT/Signode Corp., a division of Illinois Tool Works (packaging of steel industry products and services, Glenview, Illinois), for 40 years. He had served as a director of MFB Corp. and its banking subsidiary for 21 years and was chairman of the board of MFB Corp. for five years prior to the acquisition by the Company in 2008. Mr. Marien brings his prior knowledge of the trust business of MFB Corp. to his service on our Trust Committee. His participation in our local business community for 30 years brings a knowledge of the local economy and business opportunities for the Bank.

Jon R. Marler. Mr. Marler has been the President and owner of Carico Systems, a distributor of heavy duty wire containers and material handling carts in Fort Wayne, Indiana, since 1999. In the years prior to that, he served as Senior Vice President of Ralph M. Williams and Associates, a real estate developer located in Marion, Indiana. He had served as a director of Marion Capital Holdings, Inc., prior to its acquisition by the Company in 2000. Mr. Marler has over 32 years of management and administrative skills and extensive experience in commercial real estate sales and development, especially in our local community. He also has experience in sales, personnel management and human resource matters from his outside business experience. His service on the Nominating and Compensation Committees is supplemented from his service on a number of local non-profit boards, which included assisting in establishing compensation procedures and levels at those organizations.

Jerry D. McVicker. Mr. McVicker retired in 2003. Prior to that, he had served as an Administrator, Chief Executive Officer and Chief Operating Officer for Marion Community Schools since 1996. He had served as a director of Marion Capital Holdings, Inc., prior to its acquisition by the Company in 2000. He is the Chairman of the Company's Compensation Committee. Mr. McVicker has many years of management and administrative skills and extensive experience. His participation in our local business community for over 30 years brings a knowledge of the local economy and business opportunities for the Bank.

James D. Rosema. Mr. Rosema was founder and has been President of Rosema Corporation, an interior finishing company located in Muncie and Fort Wayne, Indiana, since 1972. This successful business does approximately $15 million in business each year and currently has 120 employees. Mr. Rosema has over 38 years of management and administrative skills and extensive experience in real estate development and construction, especially in our local community. He also has experience in sales, personnel management and human resource matters from his outside business experience.

Charles J. Viater. Mr. Viater has served as Senior Vice President of the Company and North Region President of the Bank since July 2008. He had served as president, chief executive officer and a director of MFB Corp. and its banking subsidiary for 13 years prior to their acquisition by the Company in 2008. Prior to its acquisition by the Company, MFB Corp. had $500 million in assets and was operated under the leadership of Mr. Viater. Mr. Viater's over 30-year background in bank operations and knowledge of the local communities we now serve after the MFB Corp. acquisition are important to the Board. He has training as a CPA.

Director Compensation

The Company uses a combination of cash and stock-based compensation to attract and retain qualified persons to serve as non-employee directors of the Company and the Bank. Each director of the Company also is a director of the Bank. Directors are not compensated separately for their service on the Company's Board of Directors. In setting director compensation, the Board of Directors considers the significant amount of time and level of skill required for service on the Boards of the Company and the Bank, particularly due to the duties imposed on directors of public companies and financial institutions. The types and levels of director compensation are annually reviewed and set by the Compensation Committee and ratified by the full Board of Directors.

For the fiscal year ended December 31, 2009, each director received an annual fee of $27,750 for serving on the Bank's Board of Directors, except for Messrs. Heeter, Botts, and Viater, who were compensated as executive officers of the Bank and are not separately compensated as directors. In addition to the annual director fee, Mr. Davis receives $6,000 per year for serving as Chairman of the Board of Directors; Mr. Crull receives $5,000 for serving as the Chairman of the Audit/Compliance Committee; Mr. McVicker receives $3,000 for serving as Chairman of the Compensation Committee; and Mr. Kintner receives $3,000 for serving as the Chairman of the Trust Management Committee. Our directors were awarded restricted stock and stock options under the Company's 2000 Recognition and Retention Plan and 2000 Stock Option and Incentive Plan prior to 2008. Messrs. Kintner, Levy and Marien received stock options from the Company in exchange for their outstanding options at MFB Corp. in connection with its acquisition by the Company in 2008 (the MFB acquisition"). No stock options were granted to directors in 2009. The Compensation Committee reviews director compensation annually.

The Bank maintains deferred compensation arrangements with some directors, which allows them to defer all or a portion of their Board fees and earn interest on deferred amounts at the rate of 10% per year, which rate was set at the inception of the plan in 1993 and was not an above-market rate at that time. Participants receive the deferred amounts as income when they are no longer serving as active directors. The participant may choose to receive the deferred payments in a lump sum or in annual installments for 15 years at age 70 or the termination of the person's service as a director.

Mr. McVicker has a Director Shareholder Benefit Plan with the Company as a result of the Bank's acquisition of First Federal Savings Bank of Marion in 2000, with which he was affiliated prior to the acquisition. This plan operates in the same fashion as MutualBank's SERP, except that Director McVicker qualifies to receive the retirement benefits at the earlier of age 70 or the termination of his service as a director of MutualBank. During 2009, $30,608 was accrued under Mr. McVicker's Director Shareholder Benefit Agreement. This plan provides for earlier payouts for disability, for continued payouts as death benefits and for immediate funding and payment upon a change in control of MutualBank that terminates his service as a director.

Messrs. Kintner, Levy and Marien were parties to director fee continuation agreements with MFB Corp.'s bank subsidiary at the time of the acquisition, which were assumed by the Company. Those agreements provided that if the director retired after attaining age 72 and had served as a director for at least five years, he would be entitled to an annual retirement benefit for five years (or 10 years, if the director had more than 10 years of service) equal to 50% of the total fees paid to him during the last plan year before ending service. These agreements also provided that, in the event of a change in control (which included the MFB Acquisition) followed within 24 months by a termination of service as a director prior to age 72, the director would be entitled to receive the present value of the normal retirement benefit (without regard to years of service) paid in a lump sum. Accordingly, if any of Messrs. Kintner, Levy or Marien ceases to be a director of MutualBank before July 18, 2010, he will be paid a lump sum present value of his benefits under his director fee continuation agreement.

Director Compensation Table for 2009

The following table provides compensation information for each member of our board of directors during the year ended December 31, 2009 (except for Messrs. Heeter, Botts and Viater, whose compensation is reported as named executive officers). All prior stock options and restricted stock awards to directors were fully vested at December 31, 2009, and no stock option or restricted stock awards were granted to directors during 2009.

Name	Fees Earned or Paid in Cash	Non Qualified Deferred Compensation Earnings[1]	All Other Compensation[2]	Total
Linn A. Crull[3]	$32,750	$ 8,946	---	$41,696
Wilbur R. Davis[4]	$33,750	$14,630	---	$48,380
Edward J. Dobrow[5]	$27,750	$56,006	---	$83,756
William V. Hughes[6]	$27,750	---	---	$27,750
Jonathan E. Kintner	$30,750	---	---	$30,750
Edward C. Levy[7]	$27,750	---	---	$27,750
Michael J. Marien[8]	$27,750	---	---	$27,750
Jon R. Marler[9]	$27,750	---	---	$27,750
Jerry D. McVicker	$30,750	---	$30,608[10]	$61,358
James D. Rosema[11]	$27,750	$18,146		$44,896

(1) Amounts reported for Messrs. Crull, Davis, Dobrow and Rosema reflect only the above-market earnings on their deferred compensation accounts.

(2) No director received personal benefits or perquisites exceeding $10,000 in the aggregate. The earnings on each director's deferred compensation account, excluding the above-market earnings reported in the preceding column, are reported in the footnotes below.

(3) As of December 31, 2009, Mr. Crull owned exercisable options for 20,000 shares of Company stock. Mr. Crull's other 2009 earnings on his deferred compensation account were $12,822.

(4) As of December 31, 2009, Mr. Davis owned exercisable options for 20,000 shares of Company stock. Mr. Davis' other 2009 earnings on his deferred compensation account were $20,968.

(5) As of December 31, 2009, Mr. Dobrow owned exercisable options for 20,000 shares of Company stock. Mr. Dobrow's other 2009 earnings on his deferred compensation account were $80,268.

(6) As of December 31, 2009, Mr. Hughes owned exercisable options for 20,000 shares of Company stock.

(7) As of December 31, 2009, Mr. Levy owned exercisable options for 12,950 shares of Company stock.

(8) As of December 31, 2009, Mr. Marien owned exercisable options for 12,950 shares of Company stock.

(9) As of December 31, 2009, Mr. Marler owned exercisable options for 5,000 shares of Company stock.

(10) This amount reflects the accrual under Mr. McVicker's Director Shareholder Benefit Agreement. As of December 31, 2009, Mr. McVicker owned exercisable options for 5,000 shares of Company stock.

(11) As of December 31, 2009, Mr. Rosema owned exercisable options for 20,000 shares of Company stock. Mr. Rosema's other 2009 earnings on his deferred compensation account were $22,730.

Business Relationships and Transactions with Executive Officers, Directors and Related Persons

The Company and the Bank may engage in transactions or series of transactions with our directors, executive officers and certain persons related to them. Except for loans by the Bank, which are governed by a separate policy, these transactions, which qualify as "related party" transactions under applicable regulations of the Securities and Exchange Commission are subject to review and approval of the Audit/Compliance Committee and ratification by the Board of Directors. All other transactions with executive officers, directors and related persons are approved by the Board of Directors. During 2009, the only transaction or series of transactions of this nature that exceeded $120,000 involved the law firm that has been retained as MutualBank's general counsel for decades. Director Hughes is a partner in the law firm of Beasley & Gilkison LLP, which received a $66,000 retainer fee in 2009 to serve as general counsel to the Bank on certain real estate and litigation matters and also received additional fees on an hourly basis for services actually rendered on other matters. Mr. Hughes' firm received an additional $118,362 for the professional services rendered to the Bank during the year ended December 31, 2009. These fees were more than 5% of the total fees earned by the firm in 2009.

The Bank has a written policy of granting loans to officers and directors, which fully complies with all applicable federal regulations. Loans to directors and executive officers are made in the ordinary course of business and on substantially the same terms and conditions, including interest rates and collateral, as those of comparable transactions with non-insiders prevailing at the time, in accordance with the Bank's underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features. These loans to directors and executive officers are not made at preferential rates; however, certain closing fees are waived. No director, executive officer or any of their affiliates had aggregate indebtedness to the Bank at below market interest rate loans exceeding $120,000 in the aggregate since December 31, 2008. Loans to all directors and executive officers and their associates totaled approximately $11.9 million at December 31, 2009, which was approximately 9.2% of the Company's consolidated stockholders' equity at that date. All loans to directors and executive officers were performing in accordance with their terms at December 31, 2009.

Board of Directors' Meetings and Committees and Corporate Governance Matters

Board Meetings, Independence and Ethics Code

Meetings of the Company's Board of Directors are generally held on a monthly basis. The Company's Board of Directors held 13 regular meetings and one special meeting during the fiscal year ended December 31, 2009. All directors of the Company attended more than 75 percent of the aggregate of the total number of Board meetings. The Company's policy is for all directors to attend its annual meeting of stockholders, and all of our directors attended last year's annual meeting.

The Board has determined that Directors Crull, Davis, Dobrow, Kintner, Levy, Marien, Marler, McVicker and Rosema, constituting a majority of the Board members, are "independent directors," as that term is defined in the Nasdaq listing standards. Among other things, when making this determination, the Board considers each director's current or previous employment relationships and material transactions or relationships with the Company or the Bank, members of their immediate family and entities in which the director has a significant interest. The purpose of this review is to determine whether any relationships or transactions exist or have occurred that are inconsistent with a determination that the director is independent. Among other matters, in reaching its determination on independence, the Board considered the fact that certain of the directors or their affiliates have borrowed money from the Bank. See "Business Relationships and Transactions with Executive Officers, Directors and Related Persons."

Stockholders may communicate directly with the Board of Directors by sending written communications to Wilbur R. Davis, Chairman of the Board, *MutualFirst* Financial, Inc., 110 E. Charles Street, Muncie, Indiana 47305-2400.

The Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees. You may obtain a copy of the Code free of charge by writing to the Corporate Secretary of the Company, 110 E. Charles Street, Muncie, Indiana 47305-2400 or by calling (765) 747-2800. In addition, the

Code of Business Conduct and Ethics was filed with the SEC as Exhibit 14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and is available on our website at www.bankwithmutual.com at "Inside MFSB/Resources/About Us/Code of Ethics."

Board Leadership Structure and Risk Oversight

As noted above, the positions of Chairman of the Board and of President and Chief Executive Officer are held by separate persons. This has been the case since the Company was formed. The Board believes this structure is appropriate for the Company and the Bank because it creates a clear line between management by the executive management and oversight of management by the Board of Directors, led by the Chairman.

Committees of the Board of Directors

The Board of Directors of the Company has standing Audit/Compliance, Compensation and Nominating Committees. All members of these committees attended at least 75% of the total number of meetings held by the committees on which he served.

The Board of Directors has adopted written charters for the Audit/Compliance Committee, the Compensation Committee and the Nominating Committee. Copies of the charters for the Audit/Compliance Committee, Compensation Committee and the Nominating Committee are available on our website at www. bankwithmutual.com at "Resources/About Us/Audit Committee; /Compensation Committee; /Nominating Committee." You also may obtain a copy of these committee charters free of charge by writing to the Corporate Secretary, *MutualFirst* Financial, Inc., 110 E. Charles Street, Muncie, Indiana 47305-2400 or by calling (765) 747-2800.

Audit/Compliance Committee

The Audit/Compliance Committee is comprised of Directors Crull (Chairman), Davis, Dobrow, Kintner, Levy and McVicker, all of whom are "independent directors" under the Nasdaq listing standards. No member of the Audit/Compliance Committee had any relationship with the Company or the Bank requiring disclosure under Item 404 of SEC Regulation S-K, which requires the disclosure of certain related person transactions. The Board of Directors has determined that Directors Crull is an "audit committee financial expert" as defined in Item 407(e) of Regulation S-K of the Securities and Exchange Commission and that all of the Audit/Compliance Committee members meet the independence and financial literacy requirements under the Nasdaq listing standards. In 2009, the Audit/Compliance Committee met four times.

The Audit/Compliance Committee is responsible for hiring, terminating and/or reappointing the Company's independent auditor and for reviewing the annual audit report prepared by our independent registered public accounting firm. The functions of the Audit/Compliance Committee also include:

- approving non-audit and audit services to be performed by the independent registered public accounting firm;
- reviewing and approving all related party transactions for potential conflict of interest situations;
- reviewing and assessing the adequacy of the Audit/Compliance Committee Charter on an annual basis;
- reviewing significant financial information for the purpose of giving added assurance that the information is accurate and timely and that it includes all appropriate financial statement disclosures;
- ensuring the existence of effective accounting and internal control systems; and
- overseeing the entire audit function of the Company, both internal and independent.

Compensation Committee

The Compensation Committee is comprised of six independent directors, Directors McVicker (Chairman), Crull, Davis, Marien, Marler and Rosema. No member of the Compensation Committee had any relationship with the Company or the Bank requiring disclosure under Item 404 of Securities and Exchange Commission Regulation S-K, which requires the disclosure of certain related person transactions. The Compensation Committee is responsible for:

- determining compensation to be paid to its officers and employees, which are based on the recommendations of Messrs. Heeter and Botts, except that compensation paid to Mr. Heeter is determined based on the recommendation of a majority of the independent directors, and neither Mr. Heeter nor Mr. Botts are present during voting or deliberations concerning their compensation;

- overseeing the administration of the employee benefit plans covering employees generally;

- administering the Company's equity compensation incentive plans; and

- reviewing our compensation policies and programs, including those reviews required under the TARP Program.

The Company's Compensation Committee met five times during the fiscal year ended December 31, 2009. The Compensation Committee does not designate its authority to any one of its members or any other person. The Compensation Committee did not retain any compensation consultants in 2009 to determine or recommend director or executive compensation. As a result of the Company receiving funds from the Treasury in exchange for preferred shares under the TARP Program, the Compensation Committee semiannually reviews incentive compensation plans to determine if they encourage undue or unnecessary risk, reviews all compensation plans to determine whether they encourage the manipulation of earnings and takes other actions to ensure that the Company meets the other executive compensation limits imposed on participants in the TARP Program.

Nominating Committee

The Nominating Committee is composed of Directors Davis (Chairman), Crull, Kintner, Marler, McVicker and Rosema. The committee is primarily responsible for selecting nominees for election to the Board. The Nominating Committee generally meets once per year to make nominations. The Nominating Committee will consider nominees recommended by stockholders in accordance with the procedures in the Company's bylaws, but the Nominating Committee has not actively solicited such nominations. The Nominating Committee has the following responsibilities:

- recommend to the Board the appropriate size of the Board and assist in identifying, interviewing and recruiting candidates for the Board;

- recommend candidates (including incumbents) for election and appointment to the Board of Directors, subject to the provisions set forth in the Company's charter and bylaws relating to the nomination or appointment of directors, based on the following criteria: business experience, education, integrity and reputation, independence, conflicts of interest, diversity, age, number of other directorships and commitments (including charitable obligations), tenure on the Board, attendance at Board and committee meetings, stock ownership, specialized knowledge (such as an understanding of banking, accounting, marketing, finance, regulation and public policy) and a commitment to the Company's communities and shared values, as well as overall experience in the context of the needs of the Board as a whole;

- review nominations submitted by stockholders, which have been addressed to the Corporate Secretary, and which comply with the requirements of the Company's charter and bylaws;

- consider and evaluate nominations from stockholders using the same criteria as all other nominations;

- annually recommend to the Board committee assignments and committee chairs on all committees of the Board, and recommend committee members to fill vacancies on committees as necessary; and

- perform any other duties or responsibilities expressly delegated to the Committee by the Board.

As noted above the Nominating Committee Charter provides for a number of criteria that are considered when selecting new members of the Board. Those criteria, as well as viewpoint, skill, race, gender and national origin, are considered by the Nominating Committee and the Board when seeking to fill a vacancy or a new seat on the Board in order to maintain diversity on our Board of Directors.

Nominations, other than those made by the Nominating Committee, must be made pursuant to timely notice in writing to the Corporate Secretary as set forth in Article I, Section 1.09 of the Company's bylaws. In general, to be timely, a stockholder's notice must be received by the Company not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; however, if less than 100 days' notice of the date of the scheduled annual meeting is given by the Company, the stockholder has until the close of business on the tenth day following the day on which notice of the date of the scheduled annual meeting was made. The stockholder's notice must include the information set forth in Article I, Section 1.09 of the Company's bylaws, which includes the following:

- as to each person whom a stockholder proposes to nominate for election as a director: all information relating to the proposed nominee that is required to be disclosed in the solicitation of proxies for election as directors or is otherwise required pursuant to Regulation 14A under the Securities Exchange Act of 1934; and

- as to the stockholder giving the notice: the name and address of the stockholder as they appear on the Company's books and the number of shares of the Company's common stock beneficially owned by the stockholder.

This description is a summary of our nominating process. Any stockholder wishing to propose a director candidate to the Company should review and must comply in full with the procedures set forth in the Company's charter and bylaws and in Maryland law. During the fiscal year ended December 31, 2009, the Nominating Committee was responsible for selecting director nominees and met one time with respect to the selection of director nominees.

EXECUTIVE COMPENSATION

Philosophy and Objectives of Compensation Program

The Compensation Committee has established a broad-based compensation program to address compensation for directors, executive officers and other employees. The overall goal of this compensation program is to help the Company and the Bank attract, motivate and retain talented and dedicated executives, orient its executives toward the achievement of business goals and link the compensation of its executives to the Company's success. The Compensation Committee seeks to establish compensation levels that attract highly effective executives who work well as a team. Our compensation philosophy is based on established principles for all pay practices and aligns with our corporate values, which are to conduct our business with character, compassion, class and competition. We reflect these values in our compensation by ensuring competitive and fair practices. Our overriding principles in setting types and amounts of compensation are:

- Merit/Performance Based – Individual compensation is linked to the successful achievement of performance objectives.
- Market Competition – Total compensation attracts, retains and motivates our top performers at a competitive level in our market.
- Stockholder Balance – Compensation components that align the interests of key management, especially the named executive officers with those of our stockholders in furtherance of our goal to increase stockholder value.

The Company implements this philosophy by using a combination of cash and stock-based compensation, benefits and perquisites to attract and retain qualified persons to serve as executive officers of the Company and the Bank. Our compensation program seeks to reach an appropriate balance between base salary (to provide competitive fixed compensation), incentive opportunities in performance-based cash bonuses (to provide rewards for meeting performance goals) and equity compensation (to align our executives' interests with our stockholders' interests). Each executive officer of the Company also is an executive officer of the Bank. Executive officers are not compensated separately for their service to the Company. The Compensation Committee considers the significant amount of time and level of skill required to perform the required duties of each executive's position, taking into account the complexity of our business as a regulated public company and financial institution.

Federal law and regulations impose a number of requirements on compensation and benefits provided by participants in the TARP Program. These TARP provisions require certain reviews of our compensation programs by the Compensation Committee, significantly limits bonus and incentive payments to our five highest paid senior executives, prohibits involuntary termination or change in control payments under existing contract to our 10 most highly compensated employees, requires a clawback on bonuses improperly paid to our 20 most highly compensated employees and requires the Company to have and enforce a policy on luxury expenses. In addition, the deductibility for tax purposes of all compensation, including performance based compensation, paid to each of our five senior executive officers in any taxable year during which the Treasury continues to own our preferred stock is limited to $500,000. These requirements and limits are now a part of the Company's compensation programs and policies. As a result of the limits on bonuses to certain senior executives, the Company has no 2010 bonus program for those five executives, which includes all the named executive officers included in the Summary Compensation Table.

The Company provides benefits, including health care benefits, to all employees to attract and retain highly effective executives and other employees. with an opportunity to maintain a quality standard of living over time and to have access to health care. These benefits are administered consistently to all levels of the organization. All employees share in the cost of health benefits based on the coverage they select. Available health care benefits are commensurate with that available in our market area.

The Company provides perquisites designed to enhance the success of the Company. Executive officer education is provided at industry conferences, seminars and schools, sometimes with spousal travel expenses. Dues to country clubs, social clubs and service organizations are paid to encourage community involvement and build business relationships. Messrs. Heeter, Botts and Viater receive a car allowance, and the value of the allowance is included in their taxable income.

2009 Summary Compensation Table

The following table sets forth information concerning the compensation earned in 2009 and 2008 by our principal executive officer and the next three most highly compensated executive officers during the fiscal year ended December 31, 2009. Mr. Viater became an executive officer of the Bank in July 2008 in the MFB Acquisition. We will use the term "named executive officers" in this Proxy Statement to refer to the officers listed in the table. The only bonuses paid by the Company to the named executive officers are disclosed below as non-equity incentive plan compensation.

Name and Principal Position	Fiscal Year	Salary	Non-Equity Incentive Plan Compensation[1]	Nonqualified Deferred Compensation Earnings[2]	All Other Compensation[3]	Total
David W. Heeter	2009	$275,000	---	$5,754	$45,371[4]	$326,125
President and Chief Executive Officer	2008	$257,769	$7,653	$5,429	$34,153	$305,004
Patrick C. Botts	2009	$220,000	---	$4,413	$39,916[5]	$264,329
Executive Vice President	2008	$207,692	$6,070	$3,932	$17,132	$234,826
Timothy J. McArdle	2009	$180,000	---	$10,907	$45,973[6]	$236,880
Senior Vice President, Treasure and Chief Financial Officer	2008	$180,000	$5,072	$9,873	$39,394	$234,339
Charles J. Viater	2009	$250,000	---	---	$33,952[7]	$283,952
Senior Vice President of the Company and Regional President of the Bank	2008	$111,819	$5,600	---	$8,885	$126,304

(1) Amounts for 2008 include payments under the 2008 Bonus Plan, which were paid in early 2009. Does not reflect payments under the bonus plan for 2007 which were paid in early 2008 which were reported in a prior proxy statement.

(2) Amount reported reflects MutualBank's contributions to and/or the above-market earnings on amounts in each named executive officer's Executive Deferred Compensation Agreement account. Above-market earnings are that portion of the earnings that are at rates in excess of the applicable federal long-term rate under the Internal Revenue Code that corresponds most closely to the rate in the plan at the time it was established.

(3) Includes amounts accrued under the executives' SERP agreements, Bank contributions under its 401(k) plan, term life insurance premiums paid by MutualBank on behalf of the officers, ESOP allocations and dividends on unvested restricted stock. The reported ESOP allocations for 2009 are based on 2008 compensation and were made in 2009. The reported ESOP allocations for 2008 are based on 2007 compensation and were made in 2008. The named executive officers are entitled to an ESOP allocation in the 2010 fiscal year based on 2009 compensation; however, the amount of these allocations was not known when this document was prepared. This amount does not include personal benefits or perquisites for Messrs. Botts, McArdle and Viater because none of them received more than $10,000 worth of such benefits in the aggregate.

(4) The amount includes $5,778 accrued under Mr. Heeter's SERP agreement, $12,525 in contributions by MutualBank under its 401(k) plan, $2,035 in term life insurance premiums paid by MutualBank on behalf of Mr. Heeter, $6,467 in ESOP allocations, $350 in dividends on unvested restricted stock and $18,216 in perquisites, consisting of $14,400 for a car allowance and $3,816 for country club dues.

(5) The amount includes $3,375 accrued under Mr. Botts' SERP agreement, $10,050 in contributions by MutualBank under its 401(k) plan, $1,855 in term life insurance premiums paid by MutualBank on behalf of Mr. Botts, $6,180 in ESOP allocations, $240 in dividends on unvested restricted stock and $18,216 in perquisites, consisting of $14,400 for a car allowance and $3,816 for country club dues.

(6) The amount includes $31,814 accrued under Mr. McArdle's SERP agreement, $6,854 in contributions by MutualBank under its 401(k) plan, $1,615 in term life insurance premiums paid by MutualBank on behalf of Mr. McArdle and $5,690 in ESOP allocations.

(7) The amount includes $11,827 in contributions by MutualBank under its 401(k) plan, $2,035 in term life insurance premiums paid by MutualBank on behalf of Mr. Viater and $20,090 in perquisites, consisting of $14,400 for a car allowance and $5,690 for country club dues.

Outstanding Equity Awards at December 31, 2009

The following table sets forth information for each named executive officer concerning stock options and restricted stock held at December 31, 2009.

	Options Awards			
	Number of Securities Underlying Unexercised Options			
Name	Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date
David W. Heeter	20,000	---	$14.50	01/12/11
	19,485	---	$25.66	12/17/13
	25,515	---	$25.66	12/17/18
Patrick C. Botts	7,800	---	$14.50	01/12/11
	18,354	---	$25.66	12/17/13
	11,646	---	$25.66	12/17/18
Timothy J. McArdle	8,378	---	$14.50	01/12/11
	4,312	--	$14.50	01/12/16
Charles J. Viater	59,750	---	$8.22	11/19/12
	85,470	--	$9.85	9/30/15

Equity Incentive Plans

Our 2008 Stock Option and Incentive Plan is a stock-based compensation plan designed to reward directors, advisory directors, officers and employees for service with a proprietary interest in the Company and to encourage such individuals to remain with the Company. It provides for the award of stock options or stock appreciation rights for up to 357,741 shares of our common stock and provides for the award of incentive stock options to qualifying employees under the federal tax laws. The Compensation Committee administers this plan, determines employee eligibility, grants awards and sets the terms of awards. Awards are discretionary and are based on an assessment of the participant's position, years of service, and contribution to the success and growth of the Company. The exercise price of options awarded must be no less than the fair market value of a share of the Company's common stock on the date of grant. Options that are not exercisable become immediately exercisable at the time of a change in control or of a tender or exchange offer for the Company's shares. Upon any termination of service, unexercised options remain exercisable for the lesser of three months years or the remaining term of the option and all unvested options are lost. This plan will be in place for 10 years and all awards under the plan may not have a term in excess of 10 years. No awards were made under this plan to our five most highly paid executives in 2008 or 2009. In 2009, options for 59,000 shares were awarded to other officers and employees.

We also have a 2000 Stock Option and Incentive Plan and the 2000 Recognition and Retention Plan. The 2000 Recognition and Retention Plan provided for awards of up to 232,784 shares of restricted stock to directors, advisory directors, officers and employees. All available shares have been awarded and have vested. The 2000 Stock Option and Incentive Plan provided for the award of stock options for up to 581,961 shares of our common stock to directors, advisory directors, officers and employees. Stock option awards under this plan must be exercised within 10 to 15 years of the date of grant. Only 5,161 shares are available for future awards under this plan. Under the 2000 Stock Option and Incentive Plan, options that are not exercisable become immediately exercisable at the time of a change in control or of a tender or exchange offer for the Company's shares. Upon any termination of service, unexercised options remain exercisable for the lesser of three months or the remaining term of the option and all unvested options are lost. Because all outstanding stock options are fully vested, none of the named executive officers would receive a benefit under this plan as a result of a termination or change in control. In connection with our acquisition of MFB Corp., we acquired the MFB Corp 2002 and 1997 Stock Option Plans because of stock options remaining outstanding under those plans. Those outstanding options for MFB Corp. stock were converted into options for 296,555 shares of our common stock at a weighted average exercise price of $9.90.

Non-Equity Incentive Plans

The Compensation Committee did not establish any cash incentive bonus plans for officers and employees, including the named executive officers, in 2010, due to the challenges of the current operating environment. Our named executive officers and our next highest paid senior executive are prohibited from receiving cash bonus payments under Treasury regulations applicable to participants in the TARP Program.

The Company implemented a cash incentive bonus plan for 2009 (the "2009 Bonus Plan") for the top 15 executive and senior officers of the Company and the Bank in lieu of granting salary increases in 2009. This bonus plan was adopted before the Treasury adopted regulations prohibiting cash bonus accruals or payments for our five most highly compensated senior executives until we repay our TARP funds. Because of that prohibition, none of our five most highly paid executives were paid or accrued a bonus under the 2009 Bonus Plan. The 2009 Bonus Plan provided for a potential annual bonus to all other executive officers in early 2010. The annual bonus was paid to the extent the Company's earnings per share for 2009 meet designated target levels, which vary from officer to officer. The amounts of the annual bonuses under the 2009 Bonus Plan were determined by multiplying each officer's salary by the officer's payout percentage. The payout percentages varied from officer to officer, with some officers earning a bonus at the threshold performance level and others not earning a bonus unless the earnings per share reach a higher target performance level. In addition, the payout percentages increased proportionately to the extent the Company attained a performance level above the baseline performance level required for each particular officer to receive a bonus. No bonuses were paid under the 2009 Bonus Plan because performance targets were not met.

The Company implemented a cash incentive bonus plan for 2008 (the "2008 Bonus Plan") for all officers and employees of the Company and the Bank in 2008, including the named executive officers. The 2008 Bonus Plan provided for potential payments on a quarterly basis throughout 2008 to all officers and employees, and potential additional annual bonus payments to executive officers in early 2009. No annual bonuses were paid under this plan to any executive officers in early 2009. The quarterly payments were made if *MutualFirst*'s quarterly performance exceeded baseline levels on certain key performance indicators (which were the same for all officers and employees), including loan and deposit growth, net interest margin improvement, growth in non-interest income, the ratios of non-performing assets to total assets and net charge-offs to total assets, and management of general and administrative expenses. The amounts of quarterly bonuses under the 2008 Bonus Plan were determined by multiplying the employee's salary by the employee's payout percentage, which varied from employee to employee and increase proportionately if and to the extent *MutualFirst* attained a performance level above the baseline performance threshold. The aggregate amount payable to the named executive officers pursuant to the quarterly bonus component and the annual bonus component ranged from 30% to 42% of the amount by which actual pre-tax net income from operations for the quarter or year, as applicable, exceeded the baseline level.

Non Qualified Deferred Compensation

Executive Deferred Compensation Agreements. The Bank maintains an executive deferral program for the benefit of designated senior executives, including Messrs. Heeter, Botts and McArdle, to supplement their retirement earnings to provide them with approximately another 10% of their expected salary at retirement as additional annual retirement income, after Social Security benefits, ESOP shares and income from all retirement plans of the Bank, to the extent they choose to participate in the program. The program provides an additional opportunity for key executives to defer, at their choice, 1% to 15 % of their base salary into a non-qualified deferral program. For each participant, the Bank matches $.50 of every dollar deferred, up to a maximum match established in each person's agreement. The Bank also pays interest on each account at a rate of 10%, which rate was set at the inception of the plan in 1993 and was not an above-market rate at that time. Matching contributions and interest vest over five years. The Bank maintains a record of all amounts deferred by the executive. Benefits are paid to the executives when they reach the age 65. The deferred compensation benefit is the annuitized value, at 10%, of the executive's account, which value is paid in monthly installments over 15 years. The plan provides for earlier payouts for disability and for continued payouts to death benefits. Deferrals under this plan ceased after 2008;

however, annual earnings at 10% will continue. For the year ended December 31, 2009, the aggregate earnings paid to Messrs. Heeter, Botts and McArdle on their deferred compensation balances (a portion of which also is reflected in the Summary Compensation Table) were $14,000, $10,587 and $26,538, respectively.

Retirement Plans

The Company has designed retirement plans or programs to ensure our employees have adequate income levels after employment. Prior to July 2009, the Company maintained a 401(k) Retirement Savings Plan, in which the Compensation Committee determined the amount of Company contributions for all employees. It was the Company's practice to contribute 3% of salary for all employees and to match 50% of the first $600 of an employee's contributions per year. The Company also maintained an ESOP designed to ensure all employees have a vested interest in the success of the Company. The ESOP purchased shares of the Company's stock in 1999, which are allocated to employees annually over 15 years. On July 1, 2009, these two qualified plans were combined into a KSOP. This reduced our administrative expenses, continues to support the market in our stock and provides employee compensation tied to the success of the Company. Under the KSOP, in addition to the regular ESOP allocations, employee contributions were matched. These tax qualified plan is funded by the Company to provide retirement income for non-executive employees at normal retirement age of approximately 60% to 70% of pre-retirement income for employees that dedicate their career to the Company.

The Company also maintains a non-qualified supplemental executive retirement plan ("SERP") for key employees, including Messrs. Heeter, Botts and McArdle. The SERP is designed to provide career executive officer retirees, in conjunction with Social Security, tax qualified retirement plans, the ESOP and the non-qualified deferred compensation plan, with approximately 60% of their pre-retirement income. At the time the executive qualifies as a SERP participant, an estimated annual SERP retirement payment is established, based on the individual's anticipated salary at retirement, estimates of the person's retirement income from Social Security benefits, ESOP shares and income from all tax qualified plans of the Bank and an assumed 8% annually rate of return (which rate was set at the inception of the plan in 1993 and was not an above-market rate at that time). This estimated payment amount is reviewed periodically for changes in the relevant factors. Each participant establishes a secular trust at another financial institution, which acquires life insurance policies, the cash value of which will provide the SERP retirement payments. The Bank makes an annual payment to each participant's secular trust to fund the cost of that insurance, which increases as the estimated payout increases or the executive ages. Those accrued contributions are taxable income to the participant in the year it is made and are reflected in the Summary Compensation Table. Participating executives begin to receive retirement payments under the SERP at the later of age 65 or the end of their full time service to the Bank ("SERP eligibility"), and such payments are made in monthly installments over 15 years (unless the executive chooses a lump sum payment). At SERP eligibility, the executive's actual retirement payments are determined based on the annuitized value of the executive's account at a rate determined by the secular trust trustee, based on investment returns of the trust. These payments may be more or less than the amount estimated prior to retirement and used to purchase the trust assets. After SERP eligibility, the executives' earnings on their SERP accounts are actual earnings of funds invested by the trustee (unless they receive a lump sum). The executives' access to SERP payments is subject to a non-compete provision in the plan. Prior to the SERP eligibility, any violation of that provision terminates future SERP contributions and results in a lump sum payment at SERP eligibility. After SERP eligibility, any violation of the non-compete results in no future earnings on the SERP account at the time. Under the SERP, if the executive is involuntarily terminated other than for cause or in connection with a change in control, the Bank must make a lump sum contribution to the executive's SERP of the full contribution of the then-current year and the present value, based on an 8% rate, of the next five years of required contributions (or of all required remaining contributions if less). In addition, if executive is deemed to be terminated in connection with a change of control, the Bank must make a lump sum final contribution to the executive's SERP equal to the present value, at 8%, of all remaining contributions required under then-current payout estimates, through the age 65.

In the MFB Acquisition, the Bank assumed the terms of the Salary Continuation Agreement between MFB Financial and Mr. Viater, which provides an annual retirement benefit $60,000 in monthly installments for 15 years if he retires at the age of 60 or later. If he resigns prior to reaching age 60, he will receive an amount equal to the unfunded liability accrued under the agreement as of the end of the month preceding the end of his service, payable in monthly installments over three years. He will receive the same amount in the event he experiences a disability before reaching age sixty, but payable in equal monthly installments over a period of 15 years. If Mr. Viater's employment is terminated prior to age 60, other than termination by voluntary resignation, termination for cause or termination within 24 months following a change in control, then Mr. Viater will be entitled to receive the present value of the amount he would have received upon normal retirement at age 60, computed using the actuarial factors that would be used to compute the present value of benefits under Section 280G of the Internal Revenue Code. In the event of a change in control followed within 24 months by a termination of Mr. Viater's employment for reasons other than death or disability, before he has attained age 60, he will be entitled to receive the present value of his normal retirement benefit, computed using the actuarial factors that would be used to compute the present value of benefits under Section 280G of the Internal Revenue Code. This benefit is required to be distributed to Mr. Viater in a lump sum within 60 days following the termination. Any payments made upon a change in control are subject to reduction to avoid adverse tax consequences under Section 280G.

All payments under the SERP and Salary Continuation Agreement for a change in control or involuntary termination are prohibited by the compensation requirements of the TARP Program until the Company redeems the preferred shares held by Treasury.

Employment Agreements

The Bank has entered into three-year employment agreements with Messrs. Heeter, Botts, McArdle and Viater, which provide for annual one-year extensions, if authorized by Board. Under these agreements, each executive's salary is reviewed annually and cannot be decreased. The 2010 base salaries of Messrs. Heeter, Botts, McArdle and Viater under these agreements are $275,000, $220,000, $180,000 and $250,000, respectively. Under these agreements, each executive is entitled to participate equitably in discretionary bonuses awarded to executive employees and in the Bank's other employee benefit plans, including medical, dental group life, disability and accidental death and dismemberment insurance benefits. Each agreement provides that the executive's employment may be terminated by the Bank or by the executive at any time and also provides for termination upon the occurrence of certain events specified by federal regulations. If the executive's employment is terminated due to disability, he would receive his salary and other benefits for the reminder of the three-year term, with a reduction in his salary for disability insurance payments from insurance purchased by the Bank. If the executive's employment is terminated due to death, his estate would receive all benefits under the agreement through the end of the month. If the executive's employment is terminated for cause or voluntarily by the executive, he would receive all benefits under the agreement through that termination date. If the executive's employment is terminated by constructive termination, with no change in control, the Bank would be required to pay to the executive his then-current salary over the three-year term and to provide the executive with his then-current employee health benefits for the remaining term of his agreement. If the executive's employment is involuntarily terminated in connection with a change in control, MutualBank must pay to the executive in a lump sum 299% of his Section 280G base amount (the base amount is essentially the executive's average annual Box 1, W-2 compensation during the five full calendar year periods prior to the effective date of the termination) and continue to provide substantially the same health benefits as were being provided to the executive officers of MutualBank immediately prior to the change in control, in each case subject to reduction to ensure deductibility under Section 280G of the Internal Revenue Code. All payments under these agreements for a change in control or involuntary termination are prohibited by the compensation requirements of the TARP Program until the Company redeems the preferred shares held by Treasury. The executives have no responsibility to mitigate amounts owed to them under the agreements nor does any compensation received from another employer reduce post-termination compensation under the agreements. In addition, Mr. Viater's contains a post-termination, two-year covenant not to compete with the Bank within a 25-mile radius of its offices as of the date of termination.

In the MFB acquisition, the Bank also assumed Mr. Viater's director fee continuation agreement, which provides that if he retires after attaining age 72 and continues to serve as a director for at least five years, he would be entitled to an annual retirement benefit for 10 years equal to 50% of the total fees paid to him during the last plan year before ending service. In the event of a change in control (which includes the MFB Acquisition) followed within 24 months by a termination of service as a director prior to age 72, the director would be entitled to receive the present value of the normal retirement benefit (without regard to years of service) paid in a lump sum. Accordingly, if Mr. Viater ceases to be a director of MutualBank before July 18, 2010, he will be paid a lump sum present value of his benefits under his director fee continuation agreement, assuming the executive compensation limits under the TARP Program are no longer applicable.

REPORT OF THE AUDIT/COMPLIANCE COMMITTEE

The following Report of the Audit/Compliance Committee of the Board of Directors shall not be deemed to be soliciting material or to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent MutualFirst specifically incorporates this Report therein, and shall not otherwise be deemed filed under such Acts.

The Audit/Compliance Committee of *MutualFirst* is comprised of the undersigned directors, each of whom is independent as defined under the Nasdaq's listing standards. The Audit/Compliance Committee's responsibilities are described in a written charter adopted by the Board of Directors.

Management is responsible for the Company's internal controls, financial reporting process and compliance with applicable laws and regulations. BKD, LLP, our independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statement in accordance with generally accepted auditing standards and issuing a report thereon. As the members of the Audit/Compliance Committee, it is our responsibility to monitor and oversee these processes.

The Audit/Compliance Committee, in its oversight responsibility, reviews the services performed by the Company's independent registered public accounting firm and our policies and procedures for the engagement of that firm. The Audit/Compliance Committee also discussed with the Company's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. We met with the internal auditors and independent registered public accounting firm, both with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. Prior to engaging our independent registered public accounting firm to render an audit or permissible non-audit service, we specifically approve the engagement of our independent registered public accounting firm to render that service. Accordingly, the Company does not engage our independent registered public accounting firm to render audit or permissible non-audit services pursuant to pre-approval policies or procedures or otherwise, unless the engagement to provide such services has been approved by the Audit/Compliance Committee in advance. As such, the engagement of BKD, LLP, to render 100% of the services described in the categories above was approved by the Audit/Compliance Committee in advance of the rendering of those services. We also reviewed and discussed with BKD, LLP the fees paid to the firm. These fees are described under "Independent Registered Public Accounting Firm" below.

The Audit/Compliance Committee received and reviewed the report of BKD, LLP, regarding the results of their audit of the Company's 2009 financial statements. We also reviewed and discussed the audited financial statements with Company management.

The members of the Audit/Compliance Committee discussed with a representative of BKD, LLP, the independence of the accounting firm from the Company, including the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit Committees) and the written disclosures. In addition, the Audit/Compliance Committee receives written disclosures and a letter from BKD, LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit/Compliance Committee concerning independence.

The Company's Chief Executive Officer and Chief Financial Officer also reviewed with the Audit/Compliance Committee the certifications that each officer filed with the SEC pursuant to the requirements of Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Management also reviewed with the Audit/Compliance Committee the policies and procedures it has adopted to ensure the accuracy of such certifications.

Based on the review and discussions referred to above, we recommended to the Board of Directors that the audited financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the Securities and Exchange Commission.

The foregoing report is furnished by the Audit/Compliance Committee:

Linn A. Crull, Chairman
Wilbur R. Davis *Edward C. Levy*
Edward J. Dobrow *Jerry D. McVicker*
Jonathan E. Kintner

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

During the fiscal year ended December 31, 2009, BKD, LLP provided various audit, audit-related and non-audit services to the Company as follows: (1) the audit of the Company's fiscal 2008 annual financial statements and review of financial statements in the Company's Quarterly Reports on Form 10-Q, and (2) tax services. Our Audit/Compliance Committee has appointed BKD, LLP, as the independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending December 31, 2010. In making its determination to appoint BKD, LLP as the Company's independent registered public accounting firm for the 2010 fiscal year, the Audit/Compliance Committee considered whether the providing of services (and the aggregate fees billed for those services) by BKD, LLP, other than audit services, is compatible with maintaining the independence of the outside accountants. A representative of BKD, LLP, is expected to attend the meeting to respond to appropriate questions and will have an opportunity to make a statement if he or she so desires.

The aggregate fees billed to the Company by BKD, LLP, and its affiliates for the fiscal years ended December 31, 2009 and 2008 were as follows:

	Year Ended December 31,	
	2009	2008
Audit Fees	$225,000	$231,500
Audit Related Fees(1)	$ 24,830	$ 17,300
Tax Fees(2)	$ 30,800	$ 21,500
All Other Fees	---	---

(1) Primarily for assistance with benefit plan issues.
(2) Primarily for tax compliance, tax advice and tax return preparation services.

Pre-Approval of Audit and Non-Audit Services

Pursuant to the terms of its charter, the Audit/Compliance Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditors. The Audit/Compliance Committee must pre-approve the engagement letters and the fees to be paid to the independent auditors for all audit and permissible non-audit services to be provided by the independent auditors and consider the possible effect that any non-audit services could have on the independence of the auditors. The Audit/Compliance Committee may establish pre-approval policies and procedures, as permitted by applicable law and SEC regulations and consistent with its charter for the engagement of the independent auditors to render permissible non-audit services to the Corporation, provided that any pre-approvals delegated to one or more members of the committee are reported to the committee at its next scheduled meeting. At this time, the Audit/Compliance Committee has not adopted any pre-approval policies.

The Audit/Compliance Committee of the Board has authorized BKD, LLP to provide to the Company tax services and certain services in connection with the administration of our benefit plans. In authorizing those services, the Committee determined that providing those services were compatible with maintaining BKD, LLP's independence.

PROPOSAL 2

ADVISORY (NON-BINDING) RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

As a participant in the TARP Program, we are required to include in this Proxy Statement and present for a vote at the Annual Meeting an advisory and non-binding stockholder resolution to approve the compensation of our executives, as disclosed in this Proxy Statement pursuant to the compensation rules of the SEC. This proposal, commonly known as a "say on pay" proposal, gives stockholders the opportunity to endorse or not endorse the compensation of the Company's executives as disclosed in this Proxy Statement in the tabular and narrative disclosure on the compensation of our named executive officers.

This nonbinding advisory resolution will be presented at the Annual Meeting as follows:

> RESOLVED, that the stockholders approve the compensation of the Company's executives, as disclosed in the tabular and narrative disclosure on the compensation of our named executive officers in the Company's Proxy Statement for the 2010 Annual Meeting.

This vote will not be binding on the Company's Board of Directors or Compensation Committee and may not be construed as overruling a decision by the Board or create or imply any additional fiduciary duty on the Board. It also will not affect any compensation paid or awarded to any executive. The Compensation Committee and the Board may, however, take into account the outcome of the vote when considering future executive compensation arrangements.

As disclosed in more detail in "Executive Compensation," the Compensation Committee has a very deliberate and thoughtful process for establishing a broad-based compensation program for our executives. The overall goal of this compensation program is to help the Company and the Bank attract, motivate and retain talented and dedicated executives, orient its executives toward the achievement of business goals, and link the compensation of its executives to the Company's success. Executive compensation determinations are a complex and demanding process. The Compensation Committee exercises great care and discipline in its analysis and decision-making and recognizes our stockholders' interest in executive compensation practices. The Compensation Committee seeks to establish compensation levels that attract highly effective executives who work well as a team and that are aligned with our corporate values to conduct our business with character, compassion, class and competition. A primary focus of our compensation program has been to compensate actual performance, using realistic incentive thresholds; however our ability to use incentive compensation for our highest paid executives has been restricted by the TARP compensation limits.

Our overriding principles in setting types and amounts of compensation are: (1) to link individual compensation to the successful achievement of performance objectives; (2) to attract, retain and motivate our top performers at a competitive level in our market; (3) to align the interests of key executive with those of our stockholders in furtherance of our goal to improve stockholder value; and (4) to comply with all the TARP compensation limits. In setting executive compensation and benefits in line with this philosophy, the Compensation Committee has established a full compensation package that includes base salary, annual incentive bonus compensation, equity compensation, benefits and perquisites.

The Company's Board of Directors recommends that stockholders vote FOR the advisory (non-binding) resolution to approve executive compensation.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented at the annual meeting. If any other matter properly comes before the stockholders for a vote at the annual meeting, the Board of Directors, as holder of your proxy, will vote your shares in accordance with its best judgment.

ADDITIONAL INFORMATION

Proxy Solicitation Costs

The Company will pay the costs of soliciting proxies. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company's common stock. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies personally or by facsimile, telegraph or telephone, without additional compensation.

Stockholder Proposals for 2011 Annual Meeting

If you intend to present a stockholder proposal at next year's annual meeting, your proposal must be received by the Company at its executive offices, located at 110 E. Charles Street, Muncie, Indiana 47305-2400, no later than November 30, 2010, to be eligible for inclusion in the Company's Proxy Statement and form of proxy for that meeting. Your proposal will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended, and the Company's certificate of incorporation and bylaws and Maryland law.

To be considered for presentation at the 2011 annual meeting, but not for inclusion in the Company's Proxy Statement and form of proxy for that meeting, stockholder proposals must be received by the Company no later than February 12, 2011, and no earlier than January 13, 2011. If, however, the date of the next annual meeting is before March 29, 2011, or after June 28, 2011, proposals must instead be received by the Company no earlier than the 120th day prior to the date of the next annual meeting and no later than the 90th day before the meeting or the 10th day after the day on which notice of the date of the meeting is mailed or public announcement of the date of the meeting is first made.

Message to Shareholders







David W. Heeter

President and Chief Executive Officer

MutualFirst battled throughout 2009 to combat deepening economic challenges across our markets and the entire economy. Continued increasing unemployment, sluggish economic indicators, and increasing uncertainty in Washington regarding regulation has created a very difficult operating environment for a financial institution. Today's economic climate continues to present many challenges for MutualBank, particularly increased credit costs.

Despite these significant challenges, we had success in 2009. During the year, MutualBank continued the successful integration of our merger with MFB by expanding MutualWealth Management Group and Retirement Plan Services across our entire footprint. We processed a near record number real estate loans; grew deposits organically by 8½ percent, or $82 million; paid a special FDIC deposit insurance premium as well as prepaid future FDIC premiums; and yet delivered a profit of $.20 per share for the year 2009. Although very modest, net income for 2009 is a significant accomplishment for our institution given the challenges we faced. Many other financial institutions did not fare as well.

As we subscribe to the theory that you can't change the past, we look forward with optimism. We have looked for, and found ways to make our Company better for the future. We are a well-capitalized, strong financial institution with a stable of talented and dedicated professionals that work every day to enhance shareholder value.

2009 continued to create toughness in our Company. In weathering this storm, we are prepared to effectively manage through others. As we continue to keep our eyes on the horizon, although we see no immediate relief, we do see signs of a long slow recovery. We are thankful for the trust of our customers and shareholders and appreciate the support of both.

Thank you for your continued belief and confidence in *MutualFirst* Financial, Inc.

Sincerely,

David W. Heeter
President and CEO

Vision

We help people live better lives.

Values

Character

As we strive for success, we must exercise the highest standard of ethics. We cannot succeed by dealing under the table or by making end-runs. Integrity is doing the right thing Always.

Compassion

We must always consider the impact of our actions on employees, customers and shareholders in all decisions. We must respect the individual in conducting our business. Compassion builds loyalty in employees and customers.

Class

Brand is everything! We must be known as a credible, competent financial service provider, helping people live better lives. This will be reflected in all activities including our advertising, facilities, all customer communications, and the professionalism of our staff.

Competition

We have to want to win! We cannot have any players that just want to play in the game. Our drive must be to execute our strategy so well that we win the right to control our own destiny.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2009**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

Commission File Number 000-27905

***MutualFirst* Financial, Inc.**
(Exact Name of Registrant as Specified in its Charter)

Maryland	**35-2085640**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
110 E. Charles Street, Muncie, Indiana	**47305-2419**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(765) 747-2800**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	**Nasdaq Global Market**

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates, computed by reference to the last sale price of such stock on the Nasdaq Global Market as of June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $48.1 million. (The exclusion from such amount of the market value of the shares owned by any person shall not be deemed an admission by the registrant that such person is an affiliate of the registrant.)

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date. **As of March 15, 2010, there were 6,984,754 shares of the registrant's common stock outstanding.**

DOCUMENTS INCORPORATED BY REFERENCE

PART III of Form 10-K—Portions of registrant's Proxy Statement for its 2010 Annual Meeting of Stockholders.

Item 1. Business

General

MutualFirst Financial, Inc., a Maryland corporation ("*MutualFirst*" or the "Company"), is the holding company of its wholly-owned subsidiary MutualBank, a federal savings bank ("MutualBank" or the "Bank"). *MutualFirst* Financial was formed in September 1999 to become the holding company of MutualBank in connection with MutualBank's conversion from the mutual to stock form of organization on December 29, 1999. The words "we," "our" and "us" in this Form 10-K refer to *MutualFirst* and MutualBank on a consolidated basis, unless indicated otherwise herein.

At December 31, 2009, we had total assets of $1.4 billion, deposits of $1.0 billion and stockholders' equity of $129.7 million. Our executive offices are located at 110 E. Charles Street, Muncie, Indiana 47305-2400, and our common stock is traded on the Nasdaq Global Market under the symbol "MFSF."

Substantially all of *MutualFirst*'s business is conducted through MutualBank, which is a federal savings bank subject to extensive regulation by the Office of Thrift Supervision ("OTS"). MutualBank's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). MutualBank has 33 retail financial centers, spanning nine Indiana counties and is the 10th largest depository institution headquartered in Indiana. MutualBank also has trust offices in Carmel and Crawfordsville, Indiana and a loan origination office in New Buffalo, Michigan.

Our principal business consists of attracting retail deposits from the general public, including some brokered deposits, and investing those funds primarily in loans secured by first mortgages on owner-occupied, one-to four-family residences, a variety of consumer loans, loans secured by commercial and multi-family real estate and commercial business loans. Funds not invested in loans generally are invested in investment securities, including mortgage-backed and mortgage-related securities. MutualWealth is the wealth management division of the bank providing a variety of fee-based financial services, including trust, investment, insurance, broker advisory, retirement plan and private banking services, in the Bank's market area. As of December 31, 2009, MutualWealth managed assets of $313.3 million.

Our profitability depends primarily on net interest income, which is the difference between interest and dividend income on interest-earning assets, and interest expense on interest-bearing liabilities. Interest-earning assets include principally loans, investment securities, including mortgage-backed and related securities and interest-earning deposits in other institutions. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Our profitability is also dependent on the level of noninterest income, provision for loan losses, noninterest expense and income taxes. Our operations and profitability are subject to changes in interest rates, applicable statutes and regulations, and general economic conditions, as well as other factors beyond our control. The Company continues to reduce the impact of interest rate changes on its net interest income by shortening the term of its interest-earning assets to better match the terms of our interest-bearing liabilities and by selling long-term fixed rate loans. See "Quantitavie and Qualitative Disclosures About Market Risk – Asset and Liability Management and Market Risk" in Item A.

During 2008 and 2009, market and economic trends in our industry and in Indiana have declined resulting in increased delinquencies and foreclosures. A number of federal legislative and regulatory initiatives have been enacted to address these conditions. See "Asset Quality" and "How We Are Regulated" in Item 1, "Risk Factors" in Item 1A and the "Management's Discussion and Analysis" in Item 7.

On July 18, 2008, the Company acquired MFB Corp and its banking subsidiary, MFB Financial, in a merger transaction involving the issuance of 2.9 million shares of common stock and payment of $11.5 million in cash to former stockholders of MFB Corp. The Company obtained $167.9 million in residential mortgage loans, $48.5 million in consumer loans, $91.6 million in commercial real estate loans and $75.5 million in commercial business loans and assumed $331.1 million in deposits and $96.4 million in borrowings in the acquisition of MFB Corp.

On December 23, 2008, as part of the Troubled Asset Relief Program ("TARP") Capital Purchase Program, the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "Purchase Agreement") with the United States Department of the Treasury ("Treasury"), pursuant to which the Company (i) sold 32,382 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock") for a purchase price of $32,382,000 in cash and (ii) issued a warrant (the "Warrant") to purchase 625,135 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), for a per share price of $7.77 per share. The Series A Preferred Stock is entitled to cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series A Preferred Stock may be redeemed by the Company at any time, subject to consultation by the Treasury with the Office of Thrift Supervision ("OTS"). The Warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $7.77 per share of the Common Stock. If the Series A Preferred Stock is redeemed, the Warrant will be liquidated at the current market price. Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant that it holds.

Pursuant to the terms of the Purchase Agreement, the ability of the Company to declare or pay dividends or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of its Junior Stock (as defined below) and Parity Stock (as defined below) will be subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share ($0.16) declared on the Common Stock prior to December 23, 2008. The redemption, purchase or other acquisition of trust preferred securities of the Company or its affiliates also will be restricted. These restrictions will terminate on the earlier of (a) the third anniversary of the date of issuance of the Series A Preferred Stock, (b) the date on which the Series A Preferred Stock has been redeemed in whole; and (c) the date Treasury has transferred all of the Series A Preferred Stock to third parties. In addition, the ability of the Company to declare or pay dividends or distributions on, or repurchase, redeem or otherwise acquire for consideration, shares of its Junior Stock and Parity Stock will be subject to restrictions in the event that the Company fails to declare and pay full dividends (or declare and set aside a sum sufficient for payment thereof) on its Series A Preferred Stock. "Junior Stock" means the Common Stock and any other class or series of stock of the Company the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or rights on liquidation, dissolution or winding up of the Company. "Parity Stock" means any class or series of stock of the Company the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or rights on liquidation, dissolution or winding up of the Company (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

The Company placed $29.1 million of its TARP proceeds in the Bank and retained the remaining $3.2 million as working capital. The Bank initially placed approximately $20.0 million of the proceeds in highly rated securities. Of the $20.0 million, approximately $14.8 million was placed in mortgage securities, $3.2 million in municipal securities and $2.0 million in corporate bonds. These securities provide liquidity as needed to meet current and future loan demand. The remaining funds held at the Bank were placed in working capital, which was used to fund loans and meet the cash needs of MutualBank. During 2009, the TARP proceeds have provided the Bank with a continued ability to lend to businesses and individuals along with the ability to purchase agency mortgage backed securities.

Forward-Looking Statements

This Form 10-K contains various forward-looking statements that are based on assumptions and describe our future plans and strategies and our expectations. These forward-looking statements are generally identified by words such as "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could cause actual results to differ materially from those estimated include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of our loan and investment portfolios, demand for our loan products, deposit flows, our operating expenses, competition, demand for financial services in our market areas and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements, and you should not rely too much on these statements. We do not undertake, and specifically disclaim, any obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Market Area

We are a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. We are headquartered in Muncie, Indiana and we offer our financial services through 33 full service retail financial center offices in Delaware, Elkhart, Grant, Kosciusko, Randolph, St. Joseph and Wabash counties. MutualBank also has trust offices in Carmel and Crawfordsville, Indiana and a loan origination office in New Buffalo, Michigan. We also originate mortgage loans in the counties contiguous to these counties, and we have historically originated indirect consumer loans throughout Indiana. See "Lending Activities — Consumer and Other Lending."

Lending Activities

General. Our loans carry either a fixed- or an adjustable-rate of interest. At December 31, 2009 our net loan portfolio totaled $1.1 billion, which constituted 75.7% of our total assets.

Loans up to $600,000 may be approved by certain individual loan officers. Loans in excess of $600,000, but not in excess of $1.2 million, may be approved by the signature of an Executive Loan Committee member and one other loan officer to the total of their combined individual lending authority. Loans not to exceed $3.0 million, to a borrower whose aggregate debt is not greater than $5.0 million, may be approved by a majority vote of the Executive Loan Committee. All loans in excess of $3.0 million and loans of any amount to a borrower whose aggregate debt will exceed $5.0 million must be approved by the Board of Directors. The aggregate limit may be increased or decreased by a specific guidance by the Board for a specific borrower.

At December 31, 2009, the maximum amount that we could lend to any one borrower and the borrower's related entities was approximately $20.1 million. As of December 31, 2009, our largest lending relationship to a single borrower or group of related borrowers consisted of fourteen loans totaling a commitment of $8.2 million, with $6.2 million outstanding at year-end. All of the loans in this relationship are secured by real estate and guaranteed by the principal. Each of these loans to this group of borrowers was current and performing in accordance with its terms at December 31, 2009.

The following table presents information concerning the composition of our loan portfolio in dollar amounts and in percentages as of the dates indicated.

	December 31,									
	2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real Estate Loans:										
One- to four-family	$ 471,015[1]	43.69%	$ 521,364[2]	46.11%	$ 431,018[3]	53.02%	$ 433,123[4]	53.01%	$ 451,914[5]	54.00%
Multi-family	2,621	0.24	2,698	0.24	3,929	0.48	5,073	0.62	5,505	0.66
Commercial	257,368	23.88	250,693	22.17	82,116	10.10	73,912	9.05	77,270	9.23
Construction and development	9,817	0.91	12,232	1.08	13,560	1.67	14,451	1.77	22,938	2.74
Total real estate loans	740,821	68.72	786,987	69.60	530,623	65.28	526,559	64.45	557,627	66.63
Other Loans:										
Consumer Loans:										
Automobile	18,848	1.75	22,715	2.01	22,917	2.82	31,336	3.84	39,802	4.76
Home equity	64,930	6.02	66,460	5.88	27,232	3.35	30,051	3.68	31,962	3.82
Home improvement	42,116	3.91	45,339	4.01	45,156	5.55	38,546	4.72	31,933	3.82
Manufactured housing	689	0.06	727	0.06	992	0.12	1,422	0.17	2,106	0.25
R.V.	81,663	7.58	79,884	7.07	77,805	9.57	71,321	8.73	64,222	7.67
Boat	45,581	4.23	46,928	4.15	47,816	5.88	46,311	5.67	40,631	4.85
Other	5,961	0.55	6,339	0.56	3,593	0.44	3,986	.48	4,305	.51
Total consumer loans	259,788	24.10	268,392	23.74	225,511	27.74	222,973	27.29	214,961	25.68
Commercial business loans	77,384	7.18	75,290	6.66	56,764	6.98	67,476	8.26	64,353	7.69
Total other loans	337,172	31.28	343,682	30.40	282,275	34.72	290,449	35.55	279,314	33.37
Total loans receivable, gross	1,077,993[1]	100.00%	1,130,669[2]	100.00%	812,898[3]	100.00%	817,008[4]	100.00%	836,941[5]	100.00%
Less:										
Undisbursed portion of loans	2,546		4,372		3,984		5,520		7,724	
Deferred loan fees and costs	(3,182)		(3,484)		(3,519)		(3,623)		(3,453)	
Allowance for losses	16,414		15,107		8,352		8,156		8,100	
Total loans receivable, net	$ 1,062,215		$ 1,114,674		$ 804,081		$ 806,955		$ 824,570	

(1) Includes loans held for sale of $2.5 million.
(2) Includes loans held for sale of $1.5 million.
(3) Includes loans held for sale of $1.6 million.
(4) Includes loans held for sale of $1.3 million.
(5) Includes loans held for sale of $2.0 million.

The following table shows the composition of our loan portfolio by fixed- and adjustable-rate at the dates indicated.

	December 31,									
	2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Fixed-Rate Loans:										
Real estate:										
One- to four-family	$ 248,485 [1]	23.05%	$ 261,969 [2]	23.17%	$ 254,235 [3]	31.28%	$ 271,405 [4]	33.22%	$ 305,911 [5]	36.55%
Multi-family	2,339	0.22	2,401	0.21	3,610	0.44	4,488	0.55	4,587	0.55
Commercial	129,297	12.00	115,922	10.25	17,281	2.13	9,408	1.15	9,375	1.12
Construction and development	8,559	0.79	9,724	0.86	10,197	1.25	8,310	1.02	12,690	1.52
Total real estate loans	388,680	36.06	390,016	34.49	285,323	35.10	293,611	35.94	332,563	39.74
Consumer	215,434	19.98	229,326	20.28	198,068	24.37	192,715	23.59	182,784	21.84
Commercial business	40,025	3.71	37,865	3.35	19,842	2.44	27,093	3.32	20,000	2.39
Total fixed-rate loans	644,139	59.75	657,207	58.12	503,233	61.91	513,419	62.85	535,347	63.97
Adjustable-Rate Loans:										
Real estate:										
One- to four-family	222,530	20.64	259,395	22.94	176,783	21.75	161,718	19.79	146,003	17.44
Multi-family	282	0.03	297	0.03	319	0.04	585	.07	918	0.11
Commercial	128,071	11.88	134,771	11.92	64,835	7.98	64,504	7.90	67,895	8.11
Construction and development	1,258	0.12	2,508	0.22	3,363	0.41	6,141	.75	10,248	1.22
Total real estate loans	352,141	32.67	396,971	35.11	245,300	30.18	232,948	28.51	225,064	26.88
Consumer	44,354	4.11	39,066	3.46	27,443	3.38	30,258	3.70	32,177	3.85
Commercial business	37,359	3.47	37,425	3.31	36,922	4.53	40,383	4.94	44,353	5.30
Total adjustable-rate loans	433,854	40.25	473,462	41.88	309,665	38.09	303,589	37.15	301,594	36.03
Total loans	1,077,993 [1]	100.00%	1,130,669 [2]	100.00%	812,898 [3]	100.00%	817,008 [4]	100.00%	836,941 [5]	100.00%
Less:										
Undisbursed portion of loans	2,546		4,372		3,984		5,520		7,724	
Deferred loan fees and costs	(3,182)		(3,484)		(3,519)		(3,623)		(3,453)	
Allowance for loan losses	16,414		15,107		8,352		8,156		8,100	
Total loans receivable, net	$ 1,062,215		$ 1,114,674		$ 804,081		$ 806,955		$ 824,570	

(1) Includes loans held for sale of $2.5 million.
(2) Includes loans held for sale of $1.5 million.
(3) Includes loans held for sale of $1.6 million.
(4) Includes loans held for sale of $1.3 million.
(5) Includes loans held for sale of $2.0 million.

The following schedule illustrates the contractual maturity of our loan portfolio at December 31, 2009. Mortgages that have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	Real Estate											
	One- to Four-Family[1]		Multi-family and Commercial		Construction and Development[2]		Consumer		Commercial Business		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)											
Due During Years Ending December 31,												
2010[3]	$ 648	6.56%	$ 65,297	5.07%	$ 286	6.63%	$ 10,506	6.73%	$ 30,135	4.14%	$ 106,872	4.98%
2011	717	5.72	17,165	6.10	214	7.63	10,464	7.23	9,332	5.18	37,892	6.19
2012	1,221	6.01	19,548	6.03	166	8.91	13,261	7.37	13,587	5.67	47,783	6.31
2013 and 2014	8,054	5.70	76,629	5.95	431	7.51	30,121	6.79	15,444	6.21	130,679	6.16
2015 to 2016	9,846	5.98	7,648	7.23	19	9.81	17,886	7.37	4,172	6.11	39,571	6.87
2017 to 2031	150,172	5.39	68,794	6.40	1,699	4.81	177,009	6.85	4,714	6.03	402,388	6.21
2032 and following	297,836	5.55	4,908	5.85	7,002	5.13	541	5.97	---	0.00	310,287	5.55
Total	$ 468,494	5.51%	$ 259,989	5.90%	$ 9,817	5.35%	$ 259,788	6.91%	$ 77,384	5.17%	$ 1,075,472	5.92%

(1) Does not include mortgage loans held for sale.
(2) Once the construction phase has been completed, these loans will automatically convert to permanent financing.
(3) Includes demand loans, loans having no stated maturity and overdraft loans.

The total amount of loans due after December 31, 2010 that have predetermined interest rates is $599.5 million, and the total amount of loans due after such date which have floating or adjustable interest rates is $369.1 million.

One- to Four-Family Residential Real Estate Lending. We focus our real estate lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences in our market areas. At December 31, 2009, one- to four-family residential mortgage loans totaled $471.0 million, or 43.7% of our gross loan portfolio.

We generally underwrite and document our one- to four-family loans based on the loan applicant's employment and credit history and the appraised value of the subject property consistent with secondary market standards or other prudent underwriting guidelines. Generally, we lend up to 95% of the lesser of the appraised value or purchase price for one- to four-family residential loans. For loans with a loan-to-value ratio in excess of 80%, we generally require private mortgage insurance in order to reduce our exposure to below 80%. Properties securing our one- to four-family loans are appraised by independent state licensed fee appraisers approved by the Bank's Board of Directors. We require borrowers to obtain title insurance in the amount of their mortgage. Hazard insurance and flood insurance, if necessary, are required in an amount of the lesser of the value of the property improvements or our mortgage amount.

We originate one- to four-family mortgage loans on either a fixed- or adjustable-rate basis, as consumer demand dictates. Our pricing strategy for mortgage loans includes setting interest rates that are competitive with the secondary market and other local financial institutions and are consistent with our internal needs. Adjustable-rate mortgage or ARM loans are offered with a one-year, three-year, five-year, seven-year or ten-year term to the initial repricing date. After the initial period, the interest rate for each ARM loan adjusts annually for the remainder of the term of the loan. We use the weekly average of the one-year Treasury Bill Constant Maturity Index to reprice our ARM loans. During fiscal 2009, we originated $31.5 million of one- to four-family ARM loans and $218.5 million of one- to four-family fixed-rate mortgage loans. By way of comparison, during fiscal 2008, we originated $33.1 million of one- to four-family ARM loans and $78.0 million of one- to four-family fixed-rate mortgage loans.

Fixed-rate loans secured by one- to four-family residences have contractual maturities of up to 30 years and are generally fully amortizing, with payments due monthly. These loans normally remain outstanding, however, for a substantially shorter period of time because of refinancing and other prepayments. A significant change in interest rates could alter considerably the average life of a residential loan in our portfolio. Our one- to four-family loans are generally not assumable, do not contain prepayment penalties and do not permit negative amortization of principal. Most are written using underwriting guidelines which make them saleable in the secondary market. Our real estate loans generally contain a "due on sale" clause allowing us to declare the unpaid principal balance due and payable upon the sale of the security property.

Our one- to four-family residential ARM loans are fully amortizing loans with contractual maturities of up to 30 years, with payments due monthly. Our ARM loans generally provide for specified minimum and maximum interest rates, with a lifetime cap and floor, and a periodic adjustment on the interest rate over the rate in effect on the date of origination. As a consequence of using caps, the interest rates on these loans may not be as rate sensitive as is our cost of funds.

In order to remain competitive in our market areas, we sometimes originate ARM loans at initial rates below the fully indexed rate. ARM loans generally pose different credit risks than fixed-rate loans, primarily because as interest rates rise, the borrower's payment rises, increasing the potential for default. Our payment history for ARM loans has not been substantially different from fixed rate loans. See "Asset Quality — Non-performing Assets" and "— Classified Assets." At December 31, 2009, our one- to four-family ARM loan portfolio totaled $222.5 million, or 20.6% of our gross loan portfolio. At that date, the fixed-rate one- to four-family mortgage loan portfolio totaled $248.5 million, or 23.1% of our gross loan portfolio.

Multi-family and Commercial Real Estate Lending. We offer a variety of multi-family and commercial real estate loans for acquisition, renovation or construction. These loans are secured by the real estate and improvements financed. The collateral securing these loans ranges from industrial and commercial buildings to churches, office buildings and multi-family housing complexes. At December 31, 2009, multi-family and commercial real estate loans totaled $260.0 million, or 24.1% of our gross loan portfolio.

Our loans secured by multi-family and commercial real estate are originated with either a fixed or adjustable interest rate. The interest rate on adjustable-rate loans is based on a variety of indices, generally determined through negotiation with the borrower. Loan-to-value ratios on our multi-family and commercial real estate loans typically do not exceed 80% of the current appraised value of the property securing the loan. These loans typically require monthly payments, may not be fully amortizing and generally have maximum maturities of 25 years. Developmental loans are secured by real estate and repaid by the sale of lots.

Loans secured by multi-family and commercial real estate are underwritten based on the income producing potential of the property and the financial strength of the borrower. The net operating income, which is the income derived from the operation of the property less all operating expenses, must be sufficient to cover the payments related to the outstanding debt. We may require personal guarantees of the borrowers in addition to the real estate as collateral for such loans. We also generally require an assignment of rents or leases in order to be assured that the cash flow from the real estate can be used to repay the debt. Appraisals on properties securing multi-family and commercial real estate loans are performed by independent state licensed fee appraisers approved by MutualBank's Board of Directors. See "Loan Originations, Purchases, Sales and Repayments."

We generally do not maintain a tax or insurance escrow account for loans secured by multi-family and commercial real estate. In order to monitor the adequacy of cash flows on income-producing properties, the borrower is required to provide periodic financial information.

Loans secured by multi-family and commercial real estate are generally larger and involve a greater degree of credit risk than one- to four-family residential mortgage loans. Multi-family and commercial real estate loans typically involve large balances to single borrowers or groups of related borrowers. Because payments on loans secured by multi-family and commercial real estate are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired. See "Asset Quality — Non-performing Assets."

Construction and Development Lending. We originate construction loans primarily secured by existing residential building lots. We make construction loans to builders and to individuals for the construction of their residences. Substantially all of these loans are secured by properties located within our market area. At December 31, 2009, we had $9.8 million in construction and development loans outstanding, representing 0.9% of our gross loan portfolio.

Construction and development loans are obtained through continued business with builders who have previously borrowed from us, from walk-in customers and through referrals from realtors and architects. The application process includes submission of complete plans, specifications and costs of the project to be constructed. This information and an independent appraisal is used to determine the value of the subject property. Loans are based on the lesser of the current appraised value and/or the cost of construction, including the land and the building. We generally conduct regular inspections of the construction project being financed. Residential construction loans are done with one closing for both the construction period and the long term financing.

Construction loans for one- to four-family homes are generally granted with a construction period of up to nine months. During the construction phase, the borrower generally pays interest only on a monthly basis. Loan-to-value ratios on our construction and development loans typically do not exceed 90% of the appraised value of the project on an as completed basis. Single family construction loans with loan-to-value ratios over 80% usually require private mortgage insurance.

Because of the uncertainties inherent in estimating construction and development costs and the market for the project upon completion, it is difficult to evaluate accurately the total loan funds required to complete a project, the related loan-to-value ratios and the likelihood of ultimate success of the project. These loans also involve many of the same risks discussed above regarding multi-family and commercial real estate loans and tend to be more sensitive to general economic conditions than many other types of loans. In addition, payment of interest from loan proceeds can make it difficult to monitor the progress of a project.

Consumer and Other Lending. Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates, and carry higher rates of interest than one- to four-family residential mortgage loans. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our customer base by increasing the number of customer relationships and providing cross-marketing opportunities. At December 31, 2009, our consumer loan portfolio totaled $259.8 million, or 24.1% of our gross loan portfolio. We offer a variety of secured consumer loans, including home equity and lines of credit, home improvement, auto, boat and recreational vehicle loans, and loans secured by savings deposits. We also offer a limited amount of credit card and unsecured loans. We originate our consumer loans both in our market area and throughout Indiana with some customers residing in contiguous states through our indirect lending program.

At December 31, 2009, our home equity loans, including lines of credit and home improvement loans, totaled $107.0 million, or 9.9% of our gross loan portfolio. These loans may be originated in amounts, together with the amount of the existing first mortgage, of up to 100% of the value of the property securing the loan. The term to maturity on our home equity and home improvement loans may be up to 15 years. Most home equity lines of credit have a maximum term to maturity of 20 years and require a minimum monthly payment based on the outstanding loan balance per month, which amount may be reborrowed at any time. A limited number of home equity lines of credit are approved with monthly payments of accrued interest only. Other consumer loan terms vary according to the type of collateral, length of contract and creditworthiness of the borrower.

We directly and indirectly originate auto, boat and recreational vehicle loans. We generally buy indirect auto loans on a rate basis, paying the dealer a cash payment for loans with an interest rate in excess of the rate we require. This premium is amortized over the remaining life of the loan. As specified in written agreements with these dealers, prepayments or delinquencies are charged to future amounts owed to that dealer, with no dealer reserve or other guarantee of payment if the dealer stops doing business with us.

We employ the Fair Isaac's credit scoring models for all consumer loan applications. These models evaluate credit and application attributes. We originate consumer loans through bank financial centers and indirect channels. These loans are underwritten traditionally, with a review of the borrower's employment and credit history and an assessment of the borrower's ability to repay the loan.

At December 31, 2009, auto loans totaled $18.8 million, or 1.8% of our gross loan portfolio. Auto loans may be written for up to six years and usually have a fixed rate of interest. Loan-to-value ratios are up to 100% of the MSRP or 120% of invoice for new autos and 110% of value on used cars, based on valuation from official used car guides.

Loans for boats and recreational vehicles totaled $127.2 million at December 31, 2009, or 11.8% of our gross loan portfolio. At December 31, 2009, we decided to suspend originations of boat and recreational vehicle loans from indirect sources.

Consumer loans may entail greater risk than one- to four-family residential mortgage loans, especially consumer loans secured by rapidly depreciable assets, such as automobiles, boats and recreational vehicles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Commercial Business Lending. At December 31, 2009, commercial business loans totaled $77.4 million, or 7.2% of our gross loan portfolio. Most of our commercial business loans have been extended to finance businesses in our market area. Credit accommodations extended include lines of credit for working capital needs, term loans to purchase capital goods and real estate, development lending to foster residential, business and community growth and agricultural lending for inventory and equipment financing.

The terms of loans extended on the security of machinery and equipment are based on the projected useful life of the machinery and equipment, generally not to exceed seven years. Lines of credit generally are available to borrowers for up to 13 months, and may be renewed by us after an annual review of current financial information.

We issue a few financial-based standby letters of credit which are offered at competitive rates and terms and are generally on a secured basis. We continue to expand our volume of commercial business loans.

Our commercial business lending policy includes credit file documentation and analysis of the borrower's background, capacity to repay the loan, the adequacy of the borrower's capital and collateral as well as an evaluation of other conditions affecting the borrower. Analysis of the borrower's past, present and future cash flows also is an important aspect of our credit analysis. We may obtain personal guarantees on our commercial business loans. Nonetheless, these loans are believed to carry higher credit risk than traditional single family loans.

Unlike residential mortgage loans, commercial business loans are typically made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may substantially depend on the success of the business itself (which, in turn, often depends in part upon general economic conditions). Our commercial business loans are usually secured by business assets. However, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Loan Originations, Purchases, Sales and Repayments

We originate loans through referrals from real estate brokers and builders, our marketing efforts, and our existing and walk-in customers. Historically, we have originated many of our consumer loans through relationships with dealerships. While we originate both adjustable-rate and fixed-rate loans, our ability to originate loans depends upon customer demand for loans in our market areas. Demand is affected by local competition and the interest rate environment. During the last several years, due to low market rates of interest, our dollar volume of fixed-rate, one- to four-family loans has exceeded the dollar volume of the same type of adjustable-rate loans. As part of our interest rate risk management efforts, we have from time to time sold our fixed rate, one- to four-family residential loans. We have also purchased adjustable rate one- to four-family residential and commercial real estate loans.

In periods of economic uncertainty, the ability of financial institutions, including us, to originate or purchase large dollar volumes of loans may be substantially reduced or restricted, with a resultant decrease in interest income.

The following table shows our loan origination, purchase, sale and repayment activities for the years indicated.

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Originations by type:			
Adjustable rate:			
Real estate - one- to four-family	$ 31,542	$ 33,083	$ 28,275
- multi-family	56	1,323	—
- commercial	7,713	7,132	11,557
- construction or development	1,138	5,617	4,894
Non-real estate - consumer	317	43	56
- commercial business	1,322	2,061	2,026
Total adjustable-rate	42,088	49,259	46,808
Fixed rate:			
Real estate - one- to four-family	218,546	78,040	58,338
- multi-family	1,444	2,052	—
- commercial	16,536	12,737	2,171
- construction or development	7,382	9,171	11,687
Non-real estate - consumer	39,745	42,465	44,423
- commercial business	9,447	5,409	3,153
Total fixed-rate	293,100	149,874	119,772
Total loans originated	335,188	199,133	166,580
Purchases:[1]			
Real estate - one- to four-family	—	213,441	16,058
- commercial	—	93,479	—
- construction or development	—	1,770	—
Non-real estate - consumer	—	9,677	—
- commercial business	—	75,496	—
Total loans purchased	—	393,863[2]	16,058
Sales and Repayments:			
Sales:			
Real estate - one- to four-family	160,019	92,914	24,113
Total loans sold	160,019	92,914	24,113
Principal repayments	231,254	179,187	162,159
Total reductions	391,273	272,101	186,272
Increase (decrease) in other items, net	2,409	(3,124)	(476)
Net increase (decreases)	$ (53,676)	$ 317,771	$ (4,110)

(1) Does not include market value adjustment for loans related to acquisitions of branches from other financial institutions.
(2) Includes $385.3 million of loans acquired as part of the Company's acquisition of MFB.

Asset Quality

When a borrower fails to make a payment on a mortgage loan on or before the default date, a late charge and delinquency notice is mailed. All delinquent accounts are reviewed by a collector, who attempts to cure the delinquency by contacting the borrower once the loan is 30 days past due. If the loan becomes 30 days delinquent, the collector will generally contact the borrower by phone or send a letter to the borrower in order to identify the reason for the delinquency. Once the loan becomes 60 days delinquent, the borrower is asked to pay the delinquent amount in full, or establish an acceptable repayment plan to bring the loan current. Prior to foreclosure a drive-by inspection is made to determine the condition of the property. If the account becomes 120 days delinquent, and an acceptable repayment plan has not been agreed upon, a collection officer will generally refer the account to legal counsel, with instructions to prepare a notice of intent to foreclose. The notice of intent to foreclose allows the borrower up to 30 days to bring the account current. During this 30 day period, the collector may accept a repayment plan from the borrower which would bring the account current prior to foreclosure. The Bank has suspended foreclosure activities when directed by government sponsored entities or the Bank's regulator.

For consumer loans, a similar process is followed, with the initial written contact being made once the loan is 20 days past due.

Commercial loan relationships exceeding $250,000 are reviewed on a regular basis by the commercial credit department. Larger relationships are monitored through a system of internal and external loan review. All relationships that are deemed to warrant special attention are monitored at least quarterly. Individual commercial officers maintain communication with borrowers and recommend action plans to a Loan Quality Review committee which meets monthly to discuss credits graded Special Mention or worse. The Asset Classification committee meets quarterly and establishes specific reserves for losses on relationships that are deemed to be under-collateralized and at risk of continued non-payment. Collection and loss mitigation efforts are a cooperative effort between the Commercial Loan Department and the Risk Management Division.

Delinquent Loans. The following table sets forth, as of December 31, 2009, our loans delinquent for 60 to 89 days by type, number, amount and percentage of type.

	Loans Delinquent For:		
	60-89 Days		
	Number	**Amount**	**Percent of Loan Category**
	(Dollars in thousands)		
Real Estate:			
One- to four-family	58	$ 4,411	0.94%
Multi-family	—	—	—
Commercial	6	667	0.26
Construction and development	3	729	7.43
Consumer	116	1,992	0.77
Commercial business	2	111	0.14
Total	185	$ 7,910	0.74%

As of December 31, 2008, our total loans delinquent for 60 to 89 days was $9.1 million or .81% of total loans.

Non-performing Assets. The table below sets forth the amounts and categories of non-performing assets in our loan portfolio at the dates indicated. Generally, loans are placed on non-accrual status when the loan becomes more than 90 days delinquent or when collection of interest becomes doubtful. Foreclosed assets owned include assets acquired in settlement of loans.

	December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Non-accruing loans:					
One- to four-family	$ 14,617	$ 7,917	$ 2,997	$ 2,762	$ 2,967
Multi-family	—	—	—	—	—
Commercial real estate	8,986	7,723	2,656	356	569
Construction and development	—	—	—	—	—
Consumer	3,610	1,851	1,294	983	628
Commercial business	1,873	2,507	2,002	1,468	1,257
Total	29,086	19,998	8,949	5,569	5,421
Accruing loans delinquent 90 days or more:					
One- to four-family	1,861	1,284	—	—	67
Multi-family	—	—	—	—	—
Commercial real estate	—	189	1,421	—	1,858
Construction and development	—	—	—	—	—
Consumer	73	—	—	—	35
Commercial business	—	—	—	—	—
Total	1,934	1,473	1,421	—	1,960
Total nonperforming loans	31,020	21,471	10,370	5,569	7,381
Restructured loans	1,563	293	107	111	116
Foreclosed assets:					
One- to four-family	3,483	1,786	927	947	912
Multi-family	—	—	—	—	—
Commercial real estate	1,941	1,193	437	326	595
Construction and development	—	—	—	—	—
Consumer	1,927	1,861	1,137	1,322	978
Commercial business	—	—	—	—	—
Total	7,351	4,840	2,501	2,595	2,485
Non-performing investments	100	—	—	—	—
Total non-performing assets	$ 40,034	$ 26,604	$ 12,978	$ 8,275	$ 9,982
Total as a percentage of total assets	2.86%	1.92%	1.35%	0.86%	1.03%

The majority of the increase in 2009 in non-performing assets is a result of consumer real estate and other consumer loans increasing in delinquency. Commercial loan delinquency has remained mainly flat between December 31, 2008 and December 31, 2009.

For the year ended December 31, 2009, gross interest income that would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $1.8 million. The amount included in interest income on these loans for the year ended December 31, 2009, was $827,000.

At December 31, 2009, foreclosed commercial real estate consisted of seven commercial buildings, one in Delaware County, three in Grant County, one in Elkhart County, one in St. Joseph County and one in Florida, all of which are currently being offered for sale. In addition, forty-one residential properties with a book value of $3.5 million remain as foreclosed assets at December 31, 2009. These properties are being offered for sale. Non-accruing one- to four-family loans increased to $14.6 million at December 31, 2009. Non-accruing commercial real estate loans increased from $7.7 million at December 31, 2008, to $9.0 million at December 31, 2009. At the same time, non-accrual commercial business loans decreased from $2.5 million to $1.9 million. The increases in non-performing assets are primarily a result of the current economic slowdown. Management continues to monitor these loans aggressively and it is management's opinion that the non-accruing loans are sufficiently reserved as of December 31, 2009.

Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of December 31, 2009, there was an aggregate of $28.8 million in loans with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the abilities of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. Due to current economic conditions, we have seen an increase in the amount of these loans during 2009. These loans have been considered in management's determination of the adequacy of our allowance for loan losses. Management reviews each of these relationships at least quarterly to determine if further downgrades and specific loan reserves are prudent.

Included in the $28.8 million above are 20 commercial business loans totaling $6.9 million, 35 commercial real estate loans totaling $15.7 million and 48 residential mortgage loans totaling $4.5 million. Loans of $2.1 million had specific loan loss reserves established and the majority of these loans were current as of December 31, 2009.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the OTS to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management and approved by the board of directors. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS and the FDIC, which may order the establishment of additional general or specific loss allowances.

In connection with the filing of the Bank's periodic reports with the OTS and in accordance with our classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management's review, at December 31, 2009, we had classified $68.1 million of the Bank's assets as substandard, $2.2 million as doubtful and $2.8 million as loss. Loans classified as loss are fully reserved but not charged off, because there are certain indications that collection is still possible. The total amount classified represented 56.32% of our stockholders' equity and 5.22% of our assets at December 31, 2009, compared to 26.20% and 2.46%, respectively, at December 31, 2008.

Provision for Loan Losses. We recorded a provision for loan losses during the year ended December 31, 2009 of $6.5 million, compared to $7.0 million for the year ended December 31, 2008 and $2.2 million for the year ended December 31, 2007. The provision for loan losses is charged to income to bring our allowance for loan losses to a level deemed appropriate by management based on the factors discussed below under "— Allowance for Loan Losses."

Allowance for Loan Losses. We maintain an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the estimated losses inherent in the loan portfolio. Our methodology for assessing the appropriateness of the allowance consists of several key elements, including the general allowance and specific allowances for identified problem loans and portfolio segments. In addition, the allowance incorporates the results of measuring impaired loans as provided in FASB ASC 310, *Receivables*. These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans.

The general allowance is calculated by applying loss factors to outstanding loans based on the internal risk evaluation of such loans or pools of loans. Changes in risk evaluations of both performing and nonperforming loans affect the amount of the general allowance. Loss factors are based on our historical loss experience as well as on significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

The appropriateness of the allowance is reviewed by management based upon its evaluation of then-existing economic and business conditions affecting our key lending areas and other conditions, such as credit quality trends (including trends in non-performing loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments and recent loss experience in particular segments of the portfolio that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectibility of the loan. Senior management reviews these conditions quarterly in discussions with our senior credit officers. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's estimate of the effect of such condition may be reflected as a specific allowance applicable to such credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's evaluation of the loss related to this condition is reflected in the general allowance for loan losses. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments.

The allowance for loan losses is based on estimates of losses inherent in the loan portfolio. Actual losses can vary significantly from the estimated amounts. Our methodology as described permits adjustments to any loss factor used in the computation of the general allowance in the event that, in management's judgment, significant factors which affect the collectibility of the portfolio as of the evaluation date are not reflected in the loss factors. By assessing the probable incurred losses inherent in the loan portfolio on a quarterly basis, we are able to adjust specific and inherent loss estimates based upon any more recent information that has become available. Due to the loss of numerous manufacturing jobs in the communities we serve during recent years, including 2009, and the increase in higher risk loans, like consumer and commercial loans, as a percentage of total loans, management has concluded that our allowance for loan losses should be greater than historical loss experience and specifically identified losses would otherwise indicate.

At December 31, 2009, our allowance for loan losses was $16.4 million, or 1.53% of the total loan portfolio, and approximately 50.4% of total non-performing loans. Assessing the adequacy of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that are susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in our loan portfolio.

The following table sets forth an analysis of our allowance for loan losses.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Balance at beginning of period	$ 15,107	$ 8,352	$ 8,156	$ 8,100	$ 6,867
Charge-offs:					
One- to four-family	1,728	480	645	526	303
Multi-family	—	—	—	—	—
Commercial real estate	1,291	1,548	44	102	6
Construction and development	—	—	—	—	—
Consumer	3,154	2,174	1,731	1,288	1,276
Commercial business	83	230	303	387	954
	6,256	4,432	2,723	2,303	2,539
Recoveries:					
One- to four-family	110	42	121	81	22
Multi-family	—	—	—	—	—
Commercial real estate	184	558	—	—	120
Construction and development	—	—	—	—	—
Consumer	767	556	357	199	194
Commercial business	2	57	201	11	15
	1,063	1,213	679	291	351
Net charge-offs	5,193	3,219	2,044	2,012	2,188
Amount acquired in acquisitions	—	2,954	—	—	1,646
Provisions charged to operations	6,500	7,020	2,240	2,068	1,775
Balance at end of period	$ 16,414	$ 15,107	$ 8,352	$ 8,156	$ 8,100
Ratio of net charge-offs during the period to average loans outstanding during the period	0.47%	0.34%	0.25%	0.24%	0.29%
Allowance as a percentage of non-performing loans	50.38%	69.41%	79.72%	143.59%	109.74%
Allowance as a percentage of total loans (end of period)	1.53%	1.34%	1.03%	1.00%	0.98%

The distribution of our allowance for loan losses at the dates indicated is summarized as follows:

	December 31,														
	2009			2008			2007			2006			2005		
	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)														
One- to four-family	$ 2,359	$ 471,015[1]	43.69%	$ 1,997	521,364[2]	46.11%	$ 1,200	431,018[3]	53.02%	$ 1,219	$ 433,123[4]	53.01%	$ 1,267	451,914[5]	54.00%
Multi-family	17	2,621	0.24	73	2,698	.24	20	3,929	0.48	61	5,073	0.62	68	5,505	.66
Commercial real estate	7,555	257,368	23.88	6,869	250,693	22.17	2,158	82,116	10.10	2,000	73,912	9.05	2,039	77,270	9.23
Construction or development	10	9,817	0.91	12	12,232	1.08	14	13,560	1.67	72	14,451	1.77	115	22,938	2.74
Consumer	4,052	259,788	24.10	3,990	268,392	23.74	3,885	225,511	27.74	3,801	222,973	27.29	3,605	214,961	25.68
Commercial business	2,421	77,384	7.18	2,166	75,290	6.66	1,075	56,764	6.99	1,003	67,476	8.26	1,006	64,353	7.69
Unallocated	—	—		—	—	—	—	—	—	—	—	—	—	—	—
Total	$ 16,414	$ 1,077,993	100.00%	$ 15,107	$ 1,130,669	100.00%	$ 8,352	$ 812,898	100.00%	$ 8,156	$ 817,008	100.00%	$ 8,100	$ 836,941	100.00%

(1) Includes loans held for sale of $2.5 million.
(2) Includes loans held for sale of $1.5 million.
(3) Includes loans held for sale of $1.6 million.
(4) Includes loans held for sale of $1.3 million.
(5) Includes loans held for sale of $2.0 million.

Investment Activities

MutualBank may invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, including callable agency securities, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, it also may invest in investment grade commercial paper and corporate debt securities and mutual funds the assets of which conform to the investments that a federally chartered savings institution is otherwise authorized to make directly. See "How We Are Regulated – MutualBank" for a discussion of additional restrictions on our investment activities.

The Chief Financial Officer has the basic responsibility for the management of our investment portfolio, subject to the direction and guidance of the Asset and Liability Management Committee. The Chief Financial Officer considers various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

The general objectives of our investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. See "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A of this Form 10-K.

Our investment securities currently consist of U.S. Agency securities, mortgage-backed securities, collateralized mortgage obligations, municipal securities, marketable equity securities (which consist of shares in mutual funds that invest in government obligations, corporate obligations, mortgage-backed securities and asset-backed securities) and corporate obligations. See Note 5 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K. Our mortgage-backed securities portfolio currently consists of securities issued under government-sponsored agency programs.

While mortgage-backed securities carry a reduced credit risk as compared to whole loans, these securities remain subject to the risk that a fluctuating interest rate environment, along with other factors like the geographic distribution of the underlying mortgage loans, may alter the prepayment rate of the mortgage loans and affect both the prepayment speed and value of the securities.

In the past, we also have maintained a trading portfolio of U.S. Government securities. We are permitted by the board of directors to have a portfolio of up to $5.0 million and to trade up to $2.0 million in these securities at any one time. At December 31, 2009, however, we did not have a trading portfolio. See Note 5 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

In 2007, MutualBank transferred the management of a portion of its securities portfolio to its wholly owned subsidiary, Mutual Federal Investment Company. Mutual Federal Investment Company, a Nevada corporation, holds, services, manages and invests that portion of the Bank's investment portfolio as may be transferred from time to time by the Bank to Mutual Federal Investment Company. Mutual Federal Investment Company's investment policy, for the most part, mirrors that of the Bank. At December 31, 2009, MutualBank had $139.1 million in consolidated investment securities. The portfolio is comprised of $130.9 million in investments available for sale and $8.1 in investments held to maturity. Mutual Federal Investment Company managed $118.4 million of the total available for sale portfolio.

MutualBank evaluates all securities for other-than-temporary impairment ("OTTI") on a quarterly basis. During the year ending December 31, 2009, the Bank determined that several securities met the definition of OTTI. The first security was a Lehman's corporate bond that was written down $200,000. Four securities were pooled trust preferred securities that had a total write-down of $1.8 million. Seven securities were private label mortgage backed securities that were written down $548,000. Impairment on these securities was determined after analyzing the underlying collateral and determining the amount of additional losses needed in the individual pools to create a shortfall in interest or principal payments. All trust preferred securities were priced using a discounted cash flow analysis as of December 31, 2009.

Pooled Trust Preferred Securities. *MutualFirst* Financial has a current par balance in pooled trust preferred securities of $7.2 million, which was originally $10.3 million prior to other than temporary impairment write-downs in 2008 and 2009. These securities have been written down through other comprehensive income to a book balance of $2.4 million. The following table provides additional information related to the Bank's investment in trust preferred securities as of December 31, 2009:

Deal	Class	Original Par	Book Value	Fair Value	Unrealized Loss	Realized Losses 2009	Realized Losses 2008	Lowest Rating
		(Dollars in thousands)						
Alesco Preferred Funding IX	A2A	$ 1,000	$ 893	$ 431	$ (462)	$ -	$ -	BB
Alesco Preferred Funding XVII	C1	1,000	100	2	(98)	(900)	-	Ca
Preferred Term Securities XIII	B1	1,000	823	298	(525)	(177)	-	Ca
Preferred Term Securities XVIII	C	1,000	965	252	(713)	-	-	Ca
Preferred Term Securities XXVII	C1	1,000	1,004	189	(815)	-	-	Ca
U.S. Capital Funding I	B1	3,000	2,891	995	(1,896)	(109)	-	CC
U.S. Capital Funding III	B1	1,000	500	268	(232)	-	(500)	Caa1
U.S. Capital Funding V	B1	1,300	45	1	(44)	(605)	(650)	CC
Total		$10,300	$7,221	$2,436	$ (4,785)	$(1,791)	$(1,150)	

The OTTI taken on trust preferred securities in 2009 was the result of significant deterioration in the performance of the underlying collateral. The deterioration was the result of increased defaults and deferrals of dividend payments in the current year, creating credit impairment along with weakening financial performance of performing collateral, increasing the risk of future deferrals of dividends and defaults.

The Bank's trust preferred securities valuation was prepared by an independent third party. Their approach to determining fair value involved several steps including:

- Detailed credit and structural evaluation of each piece of collateral in the trust preferred securities;
- Collateral performance projections for each piece of collateral in the trust preferred security;
- Terms of the trust preferred structure, as laid out in the indenture; and
- Discounted cash flow modeling.

MutualFirst Financial uses market-based yield indicators as a baseline for determining appropriate discount rates, and then adjusts the resulting discount rates on the basis of its credit and structural analysis of specific trust preferred securities. The primary focus is on the returns a fixed income investor would require in order to allocate capital on a risk adjusted basis. There is currently no active market for pooled trust preferred securities; however, the Company looks principally to market yields for stand-alone trust preferred securities issued by banks, thrifts and insurance companies for which there is an active and liquid market. The next step is to make a series of adjustments to reflect the differences that exist between these products (both credit and structural) and, most importantly, to reflect idiosyncratic credit performance differences (both actual and projected) between these products and the underlying collateral in the specific trust preferred security. Importantly, as part of the analysis described above, *MutualFirst* considers the fact that structured instruments frequently exhibit leverage not present in stand-alone instruments, and make adjustments as necessary to reflect this additional risk.

The default and recovery probabilities for each piece of collateral were formed based on the evaluation of the collateral credit and a review of historical industry default data and current/near-term operating conditions. For collateral that has already defaulted, the Company assumed no recovery. For collateral that was in deferral, the Company assumed a recovery of 10% of par for banks, thrifts or other depository institutions, and 15% of par for insurance companies. Although the Company conservatively assumed that the majority of the deferring collateral continues to defer and eventually defaults, we also recognize there is a possibility that some deferring collateral may become current at some point in the future.

Private Label Mortgage Backed Securities. In 2008, the Company redeemed two mutual funds and received cash and underlying securities in the mutual fund as payment. These held to maturity securities had a par value of $10.1 million and a book value of $7.6 million. The securities received were agency and private label mortgage backed securities. The agency MBS have a par value of $2.9 million and a book value of $2.7 million. The private labeled MBS have a par value of $7.2 million and a book value of $4.9 million. In 2009, the private label MBS had other than temporary impairment of $548,000. An independent analysis was performed on several MBS that met certain criteria to determine if OTTI was present. The average book value of the private label securities is $51,000. All of these securities are monitored on a quarterly basis by management.

Other information about the private label mortgage backed securities received in the redemption in-kind transaction include:

- The securities have vintage years between 1993 and 2007, with the majority being between 2002 and 2007.
- The securities include sub-prime, Alt-A, and home equity loans.
- Investment grade securities total $1.6 million in book value and $3.3 million in book value are below investment grade.

Investment in Limited Partnerships. MutualBank has investments in eight separate Indiana limited partnerships that were organized to construct, own and operate two multi-unit apartment complexes in the Indianapolis area, one in Findley, Ohio, two in Goshen, Indiana, one in Elkhart, Indiana, and two in Niles, Michigan (the Pedcor Projects). The general partner in each of these Pedcor Projects is Pedcor Investments. All of the Pedcor Projects are operated as multi-family, low and moderate-income housing projects, and have been performing as planned for several years. At the inception of the Findley, Ohio Pedcor Project in February 1998, we invested $2.1 million and committed to invest an additional $1.9 million. As of December 31, 2009, $226,000 of this commitment remained payable over the next year.

A low and moderate-income housing project qualifies for certain federal income tax credits if (1) it is a residential rental property, (2) the units are used on a non-transient basis, and (3) at least 20% of the units in the project are occupied by tenants whose incomes are 50% or less of the area median gross income, adjusted for family size, or alternatively, at least 40% of the units in the project are occupied by tenants whose incomes are 60% or less of the area median gross income. Qualified low-income housing projects generally must comply with these and other rules for 15 years, beginning with the first year the project qualified for the tax credit, or some or all of the tax credit together with interest may be recaptured. The tax credit is subject to the limitation for use as a general business credit, but no basis reduction is required for any portion of the tax credit claimed. As of December 31, 2009, at least 83% of the units in the Pedcor Projects were occupied, and all of the tenants met the income test required for the tax credits.

We received tax credits totaling $874,000 for the year ended December 31, 2009, $1.2 million for the year ended December 31, 2008 and $811,000 for the year ended December 31, 2007 from the Pedcor Projects. The Pedcor Projects have incurred operating losses in the early years of their operations primarily due to accelerated depreciation of assets. We have accounted for our investment in the Pedcor Projects on the equity method. Accordingly, we have recorded our share of these losses as reductions to MutualBank's investment in the Pedcor Projects.

The following summarizes MutualBank's equity in the Pedcor Projects' losses and tax credits recognized in our consolidated financial statements.

	For the Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Investments in Pedcor low income housing projects	$ 4,161	$ 4,561	$ 3,246
Equity in income (losses), net of income tax effect	$ 71	$ (104)	$ (66)
Tax credit	874	1,214	811
Increase in after-tax income from Pedcor Investments	$ 945	$ 1,110	$ 745

See Note 10 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K for additional information regarding our limited partnership investments.

The following table sets forth the composition of our investment and mortgage-related securities portfolio and other investments at the dates indicated. As of December 31, 2009, our investment securities portfolio did not contain securities of any issuer with an aggregate book value in excess of 10% of our equity capital, excluding those issued by the United States Government or its agencies.

	December 31,					
	2009		2008		2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Investment securities available-for-sale:						
Mutual funds	$ 1,685	$ 1,643	$ 1,635	$ 1,497	$ 16,382	$ 15,914
Government sponsored entities	158	157	570	572	608	605
Mortgage-backed securities	29,175	29,890	14,771	15,163	2,310	2,352
Collateralized mortgage obligations	85,726	87,029	43,821	43,639	8,327	8,322
Corporate obligations	7,321	2,539	18,797	15,527	16,655	16,399
Municipal obligations	9,313	9,656	857	857	—	—
Total investment securities held for sale	133,378	130,914	80,451	77,255	44,282	43,592
Investment securities held to maturity:						
Mortgage-backed securities	4,619	3,275	5,498	4,983	—	—
Collateralized mortgage obligations	3,028	2,554	4,178	3,545	—	—
Government sponsored entities	500	504	—	—	—	—
Total investment securities held to maturity	8,147	6,333	9,676	8,528	—	—
Investment in limited partnerships	4,161	N/A	4,561	N/A	3,246	N/A
Investment in insurance company	—	N/A	590	N/A	590	N/A
Federal Home Loan Bank stock	18,632	N/A	18,632	N/A	10,037	N/A
Total investments	$ 164,318	$ 137,247	$ 113,910	$ 85,783	$ 58,155	$ 43,592

The following table indicates, as of December 31, 2009, the composition and maturities of our investment securities, excluding Federal Home Loan Bank stock.

	Due in					
	Less Than 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total Investment Securities	
	Amortized Cost	Amortized Cost	Amortized Cost	Amortized Cost	Amortized Cost	Fair Value
	(Dollars in thousands)					
Available-for-sale:						
Corporate obligations	$ 100	$ —	$ —	$ 7,221	$ 7,321	$ 2,539
Government sponsored entities	87	10	2,626	6,748	9,471	9,813
Mutual funds	1,685	—	—	—	1,685	1,643
Mortgage-backed securities:						
Freddie Mac	—	52	753	47,327	48,132	49,418
Fannie Mae	—	806	36	20,382	21,224	22,097
Ginnie Mae	—	—	—	33,867	33,867	33,939
Other	193	—	7,177	4,308	11,678	11,465
	$ 2,065	$ 868	$ 10,592	$ 119,853	$ 133,378	$ 130,914
Weighted average yield	4.00%	4.97%	5.52%	4.35%	4.44%	
Held-to-maturity:						
Government sponsored entities	$ —	$ 500	$ —	$ —	$ 500	$ 504
Mortgage-backed securities:						
Freddie Mac	—	—	—	802	802	762
Fannie Mae	—	—	—	2,067	2,067	2,205
Other	—	—	—	4,778	4,778	2,862
	$ —	$ 500	$ —	$ 7,647	$ 8,147	$ 6,333
Weighted average yield		2.00%		3.46%	3.46%	

Sources of Funds

General. Our sources of funds are deposits, borrowings, payment of principal and interest on loans, interest earned on or maturation of other investment securities and funds provided from operations.

Deposits. We offer deposit accounts to consumers and businesses having a wide range of interest rates and terms. Our deposits consist of savings deposit accounts, NOW and demand accounts and certificates of deposit. We solicit deposits in our market areas. We primarily rely on competitive pricing policies, marketing and customer service to attract and retain these deposits. Occasionally we will accept brokered deposits from a broker without paying a fee to that broker. At December 31, 2009, our brokered deposits totaled $6.9 million, or .7% of total deposits, with an average interest rate of 1.87% and a 1.5 year weighted average maturity.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates, and competition. The variety of our deposit accounts has allowed us to be competitive in obtaining funds and to respond to changes in consumer demand. We have become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. We try to manage the pricing of our deposits in keeping with our asset/liability management, liquidity and profitability objectives, subject to competitive factors. Based on our experience, we believe that our deposits are relatively stable sources of funds. Our ability to attract and maintain these deposits, however, and the rates paid on them, has been and will continue to be affected significantly by market conditions.

The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts, primarily checking, NOW and Super NOW checking accounts. At December 31, 2009, we were in compliance with these reserve requirements.

The following table sets forth the dollar amount of savings deposits in the various types of deposit programs we offered at the dates indicated.

	December 31,					
	2009		2008		2007	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)					
Transactions and Savings Deposits:						
Noninterest bearing accounts	$ 98,025	9.38%	$ 93,393	9.70%	$ 47,172	7.08%
Passbook accounts	84,553	8.09	79,111	8.22	50,388	7.56
Interest-bearing NOW and demand accounts	154,431	14.77	156,787	16.29	117,863	17.69
Money market accounts	60,479	5.79	47,584	4.94	22,664	3.40
Total non-certificates	397,488	38.03	376,875	39.16	238,087	35.73
Certificates:						
0.00 -1.99%	188,995	18.08	55,064	5.72	8,627	1.29
2.00 -3.99%	355,758	34.04	359,899	37.39	47,500	7.13
4.00 -5.99%	102,894	9.84	170,611	17.73	372,145	55.84
6.00 -7.99%	61	.01	65	0.01	48	0.01
8.00 -9.99%	—	—	—	—	—	—
10.00% and over	—	—	—	—	—	—
Total certificates	647,708	61.97	585,639	60.84	428,320	64.27
Total deposits	$1,045,196	100.00%	$ 962,514[(1)]	100.00%	$ 666,407	100.00%

(1) Includes $332.1 million due to MFB acquisition

The following table shows rate and maturity information for our certificates of deposit as of December 31, 2009.

	1.00-1.99%	2.00-3.99%	4.00-5.99%	6.00-7.99%	Total	Percent of Total
	(Dollars in thousands)					
Certificate accounts maturing in quarter ending:						
March 31, 2010	$ 67,890	$ 53,162	$ 12,163	$ —	$ 133,215	20.57%
June 30, 2010	38,224	53,025	9,948	—	101,197	15.61%
September 30, 2010	42,161	43,011	5,019	—	90,191	13.92%
December 31, 2010	20,743	36,417	1,944	—	59,104	9.13%
March 31, 2011	7,362	15,741	1,305	—	24,408	3.77%
June 30, 2011	1,453	34,402	2,151	—	38,006	5.87%
September 30, 2011	8,149	18,104	2,863	—	29,116	4.50%
December 31, 2011	1,000	22,118	5,746	61	28,925	4.47%
March 31, 2012	—	13,296	8,929	—	22,225	3.43%
June 30, 2012	384	6,101	9,178	—	15,663	2.42%
September 30, 2012	671	1,259	5,463	—	7,393	1.14%
December 31, 2012	958	802	2,563	—	4,323	0.67%
Thereafter	—	58,320	35,622	—	93,942	14.50%
Total	$ 188,995	$ 355,758	$ 102,894	$ 61	$ 647,708	100.00%
Percent of total	29.18%	54.92%	15.89%	.01%	100.00%	

The following table indicates, as of December 31, 2009, the amount of our certificates of deposit and other deposits by time remaining until maturity.

	Maturity				
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 months	Total
	(Dollars in thousands)				
Certificates of deposit less than $100,000	$ 92,626	$ 71,066	$ 100,063	$ 171,496	$ 435,251
Certificates of deposit of $100,000 or more	39,720	29,413	48,127	92,005	209,265
Public funds(1)	869	718	1,105	500	3,192
Total certificates of deposit	$ 133,215	$ 101,197	$ 149,295	$ 264,001	$ 647,708

(1) Deposits from governmental and other public entities.

Borrowings. Although deposits are our primary source of funds, we utilize borrowings when they are a less costly source of funds and can be invested at a positive interest rate spread, when we desire additional capacity to fund loan demand or when they meet our asset/liability management goals. Our borrowings historically have consisted of advances from the Federal Home Loan Bank of Indianapolis. See Note 14 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

We may obtain advances from the Federal Home Loan Bank of Indianapolis upon the security of certain of our mortgage loans and mortgage-backed securities. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features. At December 31, 2009, we had $198.0 million in Federal Home Loan Bank advances outstanding. Based on current collateral levels we could borrow an additional $82.4 million from the Federal Home Loan Bank at prevailing interest rates. We believe that we will continue to have sufficient funds, through deposits and borrowings, to meet our current commitments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity" contained in Item 7 of this Form 10-K.

In order to have access to Federal Home Loan Bank advances, we are required to own stock in the Federal Home Loan Bank of Indianapolis. At December 31, 2009, we had $18,632,000 in that stock. We continue to monitor the activities of the Federal Home Loan Bank of Indianapolis and believe they have the ability to meet our borrowing needs during this difficult economic environment.

We also have a term note with a balance of $10.0 million from First Tennessee Bank, N.A. as of December 31, 2009. See Note 15 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

We also are authorized to borrow from the Federal Reserve Bank of Chicago's "discount window" after we have exhausted other reasonable alternative sources of funds, including Federal Home Loan Bank borrowings. We have never borrowed from our Federal Reserve Bank.

The Company acquired $5.0 million of issuer trust preferred securities as part of the acquisition of MFB. The net balance of the note as of December 31, 2009 was $3.9 million due to the purchase accounting adjustment from the acquisition. The securities mature 30 years from the date of issuance, July 29, 2005. The securities bear a fixed rate of interest of 6.22% for the first five years, resetting quarterly thereafter at the prevailing three-month LIBOR rate plus 170 basis points. In December 2009, the Company entered into a cash flow hedge with FTN Financial to fix the floating portion of the issued trust preferred security at 5.15% for the next five years starting on September 15, 2010. The Company may redeem the trust preferred securities, in whole or in part, without penalty, on or after September 15, 2010, or earlier upon the occurrence of certain events with the payment of a premium upon redemption. These securities mature on September 15, 2035.

The following table sets forth, for the years indicated, the maximum month-end balance and average balance of Federal Home Loan Bank advances and other borrowings.

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Maximum Balance:			
Federal Home Loan Bank advances	$ 250,566	$ 300,147	$ 191,675
Notes payable	231	1,123	1,427
Other borrowings	15,359	15,967	4,311
Average Balance:			
Federal Home Loan Bank advances	$ 221,896	$ 224,822	$ 157,309
Notes payable	228	718	1,160
Other borrowings	15,076	7,967	155

The following table sets forth certain information as to our borrowings at the dates indicated.

	December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Federal Home Loan Bank advances	$ 197,960	$ 263,113	$ 191,675
Notes payable	226	647	1,055
Other borrowings	13,888	15,345	3,908
Total borrowings	$ 212,074	$ 279,105	$ 196,638
Weighted average interest rate of FHLB advances	4.00%	4.27%	4.88%
Weighted average interest rate of notes payable[1]	—	—	—
Weighted average interest rate of other borrowings[2]	5.99%	5.28%	6.48

(1) Our notes payable are capitalized loans with no current interest expense as of December 31, 2009.
(2) Our other borrowings are a term loan and subordinate debt as of December 31, 2009.

Subsidiary and Other Activities

As a federal savings bank, MutualBank is permitted by OTS regulations to invest up to 2% of its assets, or $28.0 million at December 31, 2009, in the stock of, or unsecured loans to, service corporation subsidiaries. MutualBank may invest an additional 1% of its assets in service corporations where such additional funds are used for inner-city or community development purposes. Service corporations may engage in activities not permitted for MutualBank and are not required to be controlled by MutualBank. MutualBank also is authorized to invest an unlimited amount in operating subsidiaries that only may engage in activities authorized for MutualBank and must be controlled by MutualBank.

The Bank's insurance agency subsidiary, Mishawaka Financial Services, Inc., is engaged in the sale, as agent, of life insurance and credit-life and health insurance to the Bank's customers and the general public.

At December 31, 2009, MutualBank had one active subsidiary, Mutual Federal Investment Company, which is an operating subsidiary. Mutual Federal Investment Company is a Nevada corporation that holds and manages a portion of MutualBank's investment portfolio. As of December 31, 2009, the market value of securities managed was $118.4 million. Mutual Federal Investment Company has one active subsidiary, Mutual Federal REIT, Inc. Mutual Federal REIT, Inc. is a Maryland corporation holding approximately $91.7 million in one-to four-family mortgage loans.

Competition

We face strong competition in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions and mortgage bankers. Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending.

We attract our deposits through our branch office system. Competition for deposits comes principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds and other alternative investments. We compete for deposits by offering superior service and a variety of account types at competitive rates.

Employees

At December 31, 2009, we had a total of 369 full-time and 67 part-time employees. Our employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

How We Are Regulated

Set forth below is a brief description of certain laws and regulations that apply to us. This description, as well as other descriptions of laws and regulations contained in this Form 10-K, is not complete and is qualified in its entirety by reference to the applicable laws and regulations.

Legislation is introduced from time to time in the United States Congress that may affect our operations. In addition, the regulations by which we are governed may be amended from time to time. Any such legislation or regulatory changes could adversely affect us. We cannot assure you as to whether or in what form any such changes will occur.

Congress is currently considering significant regulatory reform legislation initially proposed by the Obama administration. This legislation, if enacted, would have a significant impact on the regulation and operations of financial institutions and their holding companies. It currently provides for the elimination of the OTS, our primary regulator, and would require the Company to become a bank holding company and be subject to regulatory capital requirements for the first time. This elimination of OTS may require MutualBank to convert to a national bank or state bank charter. The legislation also provides for the creation of a new consumer financial protection agency that would issue and enforce consumer protection initiatives governing financial products and services. The details and impact of this regulatory reform proposal cannot be determined until the proposal is enacted into law.

MutualFirst. *MutualFirst* is a unitary savings and loan holding company subject to regulatory oversight by the OTS. *MutualFirst* is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over us and our non-savings institution subsidiaries.

MutualFirst generally is not subject to activity restrictions. If *MutualFirst* acquired control of another savings institution as a separate subsidiary, it would become a multiple savings and loan holding company, and its activities and any of its subsidiaries (other than MutualBank or any other savings institution) would generally become subject to additional restrictions.

If MutualBank fails the qualified thrift lender test described below, *MutualFirst* must obtain the approval of the OTS prior to continuing, directly or through other subsidiaries, any business activity other than those approved for multiple thrift holding companies or their subsidiaries. In addition, within one year of such failure *MutualFirst* must register as, and will become subject to, the restrictions applicable to bank holding companies. The activities authorized for a bank holding company are more limited than the activities authorized for a unitary or multiple thrift holding company.

MutualBank. MutualBank, as a federally chartered savings institution, is subject to federal regulation, periodic examination and oversight by the OTS extending to all aspects of MutualBank's operations. MutualBank also is subject to regulation and examination by the FDIC, which insures the deposits of MutualBank to the maximum extent permitted by law. This regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting stockholders.

The investment and lending authority of federal savings institutions are prescribed by federal laws and regulations, and federal savings institutions are prohibited from engaging in any activities not permitted by such laws and regulations. In addition, all savings institutions, including MutualBank, are required to maintain qualified thrift lender status to avoid certain restrictions on their operations. This status is maintained by meeting the OTS qualified thrift lender test, which requires a savings institution to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings institution may maintain 60% of its assets in the assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments. At December 31, 2009, MutualBank met the test and has met the test since its effectiveness. If MutualBank loses qualified thrift lender status, it becomes subject to national bank investment and activity limits.

The OTS regularly examines MutualBank and prepares reports for the consideration of MutualBank's board of directors on any deficiencies that it may find in MutualBank's operations. When these examinations are conducted, the examiners may require MutualBank to provide for higher general or specific loan loss reserves. MutualBank's relationship with its depositors and borrowers also is regulated to a great extent by both Federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of MutualBank's mortgage requirements. The OTS also has extensive enforcement authority over all savings institutions and their holding companies, including MutualBank and *MutualFirst.*

MutualBank's general permissible lending limit for loans extended to one-borrower (including a group of certain related borrowers) is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At December 31, 2009, MutualBank's lending limit under this restriction was $20.1 million. MutualBank has no loans in excess of the lending limit.

The OTS, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan.

FDIC Regulation and Insurance of Accounts. The Bank's deposits are insured up to the applicable limits by the FDIC, and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. Our deposit insurance premiums for the year ended December 31, 2009 were $2.3 million. Those premiums have increased in recent years due to strains on the FDIC deposit insurance fund due to the cost of large bank failures and the increase in the number of troubled banks.

The Bank is a member of the deposit insurance fund administered by the FDIC. Deposits are insured up to the applicable limits by the FDIC. Through December 31, 2013, the basic deposit insurance is $250,000, instead of the $100,000 limit that had been in effect prior to October 2008. The FDIC also provides unlimited deposit insurance coverage for noninterest-bearing transaction accounts (typically business checking accounts), NOW accounts bearing interest at 0.5% or less, and certain funds swept into noninterest-bearing savings accounts at institutions that opt into this enhanced deposit insurance coverage. MutualBank opted into this program, which is set to expire on June 30, 2010. The Bank pays a fee of 10 basis points (annualized) on the balance of each covered account in excess of $250,000 during the period through June 30, 2010. During 2009, we paid total fees of $14,000 for participating in this program.

The FDIC assesses deposit insurance premiums quarterly on each FDIC-insured institution based on annualized rates for one of four risk categories applied to its deposits subject to certain adjustments. Each institution is assigned to one of four risk categories based on its capital, supervisory ratings and other factors. Well capitalized institutions that are financially sound with only a few minor weaknesses are assigned to Risk Category I. Risk Categories II, III and IV present progressively greater risks to the deposit insurance fund. Under the FDIC's risk-based assessment rules, effective April 1, 2009, the initial base assessment rates prior to adjustments range from 12 to 16 basis points for Risk Category I, and are 22 basis points for Risk Category II, 32 basis points for Risk Category III, and 45 basis points for Risk Category IV. Initial base assessment rates are subject to adjustments based on an institution's unsecured debt, secured liabilities and brokered deposits, such that the total base assessment rates after adjustments range from 7 to 24 basis points for Risk Category I, 17 to 43 basis points for Risk Category II, 27 to 58 basis points for Risk Category III, and 40 to 77.5 basis points for Risk Category IV. Rates increase uniformly by 3 basis points effective January 1, 2011.

In addition to the regular quarterly assessments, due to losses and projected losses attributed to failed institutions, the FDIC imposed a special assessment of 5 basis points on the amount of each depository institution's assets reduced by the amount of its Tier 1 capital (not to exceed 10 basis points of its assessment base for regular quarterly premiums) as of June 30, 2009, which was collected on September 30, 2009.

As a result of a decline in the reserve ratio (the ratio of the net worth of the deposit insurance fund to estimated insured deposits) and concerns about expected failure costs and available liquid assets in the deposit insurance fund, the FDIC required each insured institution to prepay on December 30, 2009, the estimated amount of its quarterly assessments for the fourth quarter of 2009 and all quarters through the end of 2012 (in addition to the regular quarterly assessment for the third quarter which was due on December 30, 2009). The prepaid amount is recorded as an asset with a zero risk weight and the institution will continue to record quarterly expenses for deposit insurance. For purposes of calculating the prepaid amount, assessments are measured at the institution's assessment rate as of September 30, 2009, with a uniform increase of 3 basis points effective January 1, 2011, and are based on the institution's assessment base for the third quarter of 2009, with growth assumed quarterly at an annual rate of 5%. If events cause actual assessments during the prepayment period to vary from the prepaid amount, institutions will pay excess assessments in cash, or receive a rebate of prepaid amounts not exhausted after collection of assessments due on January 13, 2013, as applicable. Collection of the prepayment does not preclude the FDIC from changing assessment rates or revising the risk-based assessment system in the future. The rule includes a process for exemption from the prepayment for institutions whose safety and soundness would be affected adversely.

The FDIC estimates that the reserve ratio will reach the designated reserve ratio of 1.15% by 2017 as required by statute.

The FDIC also may prohibit any FDIC-insured institution from engaging in any activity that it determines by regulation or order to pose a serious risk to the deposit insurance fund. The FDIC also has the authority to initiate enforcement actions against the Bank and may terminate our deposit insurance if it determines that we have engaged in unsafe or unsound practices or are in an unsafe or unsound condition.

Regulatory Capital Requirements. MutualBank is required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a leverage ratio or core capital requirement and a risk-based capital requirement applicable to such savings institutions. The OTS also may impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

The capital standards generally require core capital equal to at least 4.0% of adjusted total assets. Core capital consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. At December 31, 2009, MutualBank had core capital equal to $130.3 million, or 9.4% of adjusted total assets, which is $74.8 million above the minimum requirement of 4% in effect on that date.

The OTS also requires savings institutions to have total capital of at least 8.0% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. The OTS is also authorized to require a savings institution to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. As of December 31, 2009, MutualBank had total risk-based capital of $133.9 million and risk-weighted assets of $1.0 billion; or total capital of 12.8% of risk-weighted assets. This amount was $50.3 million above the 8% requirement in effect on that date.

The OTS and the FDIC are authorized and, under certain circumstances, required to take actions against savings institutions that fail to meet their capital requirements. The OTS is generally required to restrict the activities of an "undercapitalized institution," which is an institution with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8.0% risk-based capital ratio. Any such institution must submit a capital restoration plan and, until such plan is approved by the OTS, may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions.

Any savings institution that fails to comply with its capital plan or has Tier 1 risk-based or core capital ratio of less than 3.0% or a risk-based capital ratio of less than 6.0% and is considered "significantly undercapitalized" must be made subject to one or more additional specified actions and operating restrictions which may cover all aspects of its operations and may include a forced merger or acquisition of the institution. An institution that becomes "critically undercapitalized" because it has a tangible capital ratio of 2.0% or less is subject to further restrictions on its activities in addition to those applicable to significantly undercapitalized institutions. In addition, the OTS must appoint a receiver, or conservator with the concurrence of the FDIC, for a savings institution, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized institution is also subject to the general enforcement authority of the OTS and the FDIC, including the appointment of a conservator or a receiver.

The OTS is also generally authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

The imposition by the OTS or the FDIC of any of these measures on MutualBank may have a substantial adverse effect on our operations and profitability.

Limitations on Dividends and Other Capital Distributions. OTS regulations impose various restrictions on distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.

Generally, for savings institutions such as MutualBank, it is required that before and after the proposed distribution the institution remain well-capitalized. Savings institutions may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus retained net income for the two preceding years. However, an institution deemed to be in need of more than normal supervision by the OTS may have its dividend authority restricted by the OTS. MutualBank may pay dividends in accordance with this general authority.

Savings institutions proposing to make any capital distribution need not submit written notice to the OTS prior to such distribution unless they are a subsidiary of a holding company or would not remain well-capitalized following the distribution. Savings institutions that do not, or would not meet their current minimum capital requirements following a proposed capital distribution or propose to exceed these net income limitations must obtain OTS approval prior to making such distribution. The OTS may object to the distribution during that 30-day period based on safety and soundness concerns. See "– Regulatory Capital Requirements."

Our ability to pay dividends on or to repurchase our common stock is subject to limits due to our participation in the TARP Capital Purchase Program. See "General" and Item 1A.

Federal Taxation

General. We are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to us. MutualBank's federal income tax returns have been closed without audit by the IRS through its year ended December 31, 2005. *MutualFirst* and MutualBank will file a consolidated federal income tax return for fiscal year 2009.

Taxable Distributions and Recapture. Prior to 1998, bad debt reserves created prior to the year ended December 31, 1997 were subject to recapture into taxable income if MutualBank failed to meet certain thrift asset and definitional tests. Federal legislation eliminated these thrift recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should MutualBank make certain non-dividend distributions or cease to maintain a thrift/bank charter.

Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income. The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. MutualBank is subject to the alternative minimum tax, and has $173,000 available as credits for carryover.

Corporate Dividends-Received Deduction. *MutualFirst* may eliminate from its income dividends received from MutualBank as a wholly owned subsidiary of *MutualFirst* if it elects to file a consolidated return with MutualBank. The corporate dividends-received deduction is 100% or 80%, in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payor of the dividend. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct 70% of dividends received or accrued on their behalf.

State Taxation

MutualBank is subject to Indiana's financial institutions tax, which is imposed at a flat rate of 8.5% on "adjusted gross income" apportioned to Indiana. "Adjusted gross income," for purposes of the financial institutions tax, begins with taxable income as defined by Section 63 of the Internal Revenue Code and incorporates federal tax law to the extent that it affects the computation of taxable income. Federal taxable income is then adjusted by several Indiana modifications including only considering members of the combined group which have Indiana nexus.

Other applicable state taxes include generally applicable sales and use taxes plus real and personal property taxes.

Internet Website

We maintain a website with the address of www.bankwithmutual.com. The information contained on our website is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. This Annual Report on Form 10-K and our other reports, proxy statements and other information, including earnings press releases, filed with the SEC are available on that website through a link to the SEC's website at "Resource Center – Investor Relations - SEC Filings." For more information regarding access to these filings on our website, please contact our Corporate Secretary, *MutualFirst* Financial, Inc., 110 E. Charles Street, Muncie, Indiana, 47305-2419; telephone number (765) 747-2800.

Item 1A. Risk Factors

The following are certain risk factors that could impact our business, financial results and results of operations. Investing in our common stock involves risks, including those described below. These risk factors should be considered by prospective and current investors in our common stock when evaluating the disclosures in this Annual Report on Form 10-K (particularly the forward-looking statements). These risk factors could cause actual results and conditions to differ materially from those projected in forward-looking statements. If any of the events in the following risks actually occur, or if additional risks and uncertainties not presently known to us or that we believe are immaterial do materialize, then our business, financial condition or results of operations could be materially adversely impacted. In addition, the trading price of our common stock could decline due to any of the events described in these risks.

Our financial condition and results of operations are dependent on the economy, particularly in the Bank's market area. The current economic recession in the market area we serve may continue to impact our earnings adversely and could increase the credit risk of our loan portfolio.

Our primary market area is concentrated in north central and eastern Indiana. Adverse economic conditions in that market area can reduce our rate of growth, affect our customers' ability to repay loans and adversely impact our financial condition and earnings. General economic conditions, including inflation, unemployment and money supply fluctuations, also may affect our profitability adversely. Our market area is undergoing a recession, which has resulted in higher levels of loan delinquencies, problem assets and foreclosures, decreased demand for our products and services and a decline in the value of our loan collateral. If this recession continues or becomes more severe, this negative impact on our business, financial condition and earnings may increase.

A continuation of recent turmoil in the financial markets could have an adverse effect on our financial position or results of operations.

Beginning in 2008, United States and global financial markets have experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economic, industry and regulatory environment, have had a marked negative impact on the industry. Dramatic declines in the U.S. housing market over the past two years, with falling home prices, increasing foreclosures and increasing unemployment, have negatively affected the credit performance of mortgage loans and resulted in significant write-downs of asset values by many financial institutions. The United States and the governments of other countries have taken steps to try to stabilize the financial system, including investing in financial institutions, and have also been working to design and implement programs to improve general economic conditions. Notwithstanding the actions of the United States and other governments, these efforts may not succeed in restoring industry, economic or market conditions and may result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including the Company, are numerous and include (i) worsening credit quality, leading among other things to increases in loan losses and reserves, (ii) continued or worsening disruption and volatility in financial markets, leading among other things to continuing reductions in asset values, (iii) capital and liquidity concerns regarding financial institutions generally, (iv) limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system, or (v) recessionary conditions that are deeper or last longer than currently anticipated.

Our allowance for loan losses may prove to be insufficient to absorb probable losses in our loan portfolio.

Lending money is a substantial part of our business. Every loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

- cash flow of the borrower and/or the project being financed;
- in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral;
- the credit history of a particular borrower;
- changes in economic and industry conditions; and

- the duration of the loan.

We maintain an allowance for loan losses which we believe is appropriate to provide for potential losses in our loan portfolio. The amount of this allowance is determined by our management through a periodic review and consideration of several factors, including, but not limited to:

- an ongoing review of the quality, size and diversity of the loan portfolio;
- evaluation of non-performing loans;
- historical default and loss experience;
- historical recovery experience;
- existing economic conditions;
- risk characteristics of the various classifications of loans; and
- the amount and quality of collateral, including guarantees, securing the loans.

If our loan losses exceed our allowance for probable loan losses, our business, financial condition and profitability may suffer.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and the loss and delinquency experience, and evaluate economic conditions and make significant estimates of current credit risks and future trends, all of which may undergo material changes. If our estimates are incorrect, the allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in the need for additions to our allowance through an increase in the provision for loan losses. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Our allowance for loan losses was 1.5% of gross loans held for investment and 50.4% of nonperforming loans at December 31, 2009. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than that of management. If charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the provision for loan losses will result in a decrease in net income and may have a material adverse effect on our financial condition, results of operations and our capital.

Our provision for loan losses has increased substantially and additional increases in the provision and loan charge-offs may be required, adversely impacting operations.

For the year ended December 31, 2009, we recorded a provision for loan losses of $6.5 million compared to $7.0 million for the 2008 fiscal year. We also recorded net loan charge-offs of $5.2 million in 2009, compared to $3.2 million in 2008. During 2008 and 2009, we have experienced increasing loan delinquencies and credit losses. As a result, nonperforming loans increased from $21.8 million at the end of 2008 to $32.6 million at the end of 2009. If the declining trends in the housing, real estate and local business markets continue, we expect increased levels of delinquencies and credit losses to continue, which adversely impacts our financial condition and results of operations.

If our investments in real estate are not properly valued or sufficiently reserved to cover actual losses, or if we are required to increase our valuation reserves, our earnings could be reduced.

We obtain updated valuations in the form of appraisals and broker price opinions when a loan has been foreclosed and the property taken in as real estate owned ("REO"), and at certain other times during the assets holding period. Our net book value ("NBV") in the loan at the time of foreclosure and thereafter is compared to the updated market value of the foreclosed property less estimated selling costs (fair value). A charge-off is recorded for any excess in the asset's NBV over its fair value. If our valuation process is incorrect, the fair value of our investments in real estate may not be sufficient to recover our NBV in such assets, resulting in the need for additional charge-offs. Additional material charge-offs to our investments in real estate could have a material adverse effect on our financial condition and results of operations. Our bank regulator periodically reviews our REO and may require us to recognize further charge-offs. Any increase in our charge-offs, as required by such regulator, may have a material adverse effect on our financial condition and results of operations.

Other-than-temporary impairment charges in our investment securities portfolio could result in losses and adversely affect our continuing operations.

During the year ended December 31, 2009, we recognized a $5.3 million non-cash other than temporary impairment ("OTTI") charge on available-for-sale and held-to-maturity securities we hold for investment. At December 31, 2009, the fair value of these securities were $2.8 million. Management concluded that the decline of the estimated fair value below the cost of the security was other than temporary and recorded a credit loss of $2.6 million through non-interest income. We determined the remaining decline in value was not related to specific credit deterioration. We do not intend to sell these securities and it is not more than likely than not we will be required to sell the securities before anticipated recovery of the remaining amortized cost basis. We closely monitor our investment securities for changes in credit risk. The valuation of our investment securities also is influenced by external market and other factors, including implementation of Securities and Exchange Commission and Financial Accounting Standards Board guidance on fair value accounting. Our valuation of our securities will be influenced by the default rates of specific financial institutions whose securities provide the underlying collateral for these securities. The current market environment significantly limits our ability to mitigate our exposure to valuation changes in these securities by selling them. Accordingly, if market conditions deteriorate further and we determine our holdings of these or other investment securities are OTTI, our future earnings, shareholders' equity, regulatory capital and continuing operations could be materially adversely affected.

Our business may be adversely affected by credit risk associated with residential property.

At December 31, 2009, $578.1 million, or 53.6% of our total loan portfolio, was secured by one-to four-family mortgage loans and home equity loans (including home equity lines of credit). This type of lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. The decline in residential real estate values as a result of the downturn in the Indiana housing markets has reduced the value of the real estate collateral securing these types of loans and increased the risk that we would incur losses if borrowers default on their loans. Continued declines in both the volume of real estate sales and the sales prices coupled with the current recession and the associated increases in unemployment may result in higher than expected loan delinquencies or problem assets, a decline in demand for our products and services, or lack of growth or a decrease in deposits. These potential negative events may cause us to incur losses, adversely affect our capital and liquidity and damage our financial condition and business operations.

Our loan portfolio possesses increased risk due to our substantial number of multi-family, commercial real estate, consumer and commercial business loans.

Approximately 46.4% of our loan portfolio as of December 31, 2009, consisted of multi-family, commercial real estate, construction, consumer (non-mortgage) and commercial business loans. Multi-family, commercial and construction real estate loans accounted for approximately 25.0% of our total loan portfolio as of December 31, 2009. Our commercial business and consumer (non-mortgage) loans accounted, respectively, for approximately 7.2% and 14.2% of our total loan portfolio as of December 31, 2009. Generally, we consider these types of loans to involve a higher degree of risk compared to first mortgage loans on one- to four-family, owner-occupied residential properties. For further information concerning the risks associated with multi-family, commercial real estate, consumer loans and commercial business loans, see "Lending Activities" and "Asset Quality" in Item 1.

Rising interest rates may hurt our profits.

To be profitable, we have to earn more money in interest we receive on loans and investments that we make than we pay to our depositors and lenders in interest. If interest rates rise, our net interest income and the value of our assets could be reduced if interest paid on interest-bearing liabilities, such as deposits and borrowings, increases more quickly than interest received on interest-earning assets, such as loans, other mortgage-related investments and investment securities. This is most likely to occur if short-term interest rates increase at a faster rate than long-term interest rates, which would cause income to go down. In addition, rising interest rates may hurt our income, because they may reduce the demand for loans and the value of our securities. In a rapidly changing interest rate environment, we may not be able to manage our interest rate risk effectively, which would adversely impact our financial condition and results of operations. For a further discussion of how changes in interest rates could impact us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and "Asset and Liability Management and Market Risk" in Item 7A.

We face risks related to covenants in our loan sales to investors and secondary mortgage market conditions.

Our agreements with investors to sell our loans generally contain covenants that require us to repurchase loans under certain circumstances, including some delinquencies, or to return premiums paid by those investors if the loans are paid off early. If we are required to repurchase sold loans under these covenants, they may be deemed troubled loans, with the potential for charge-offs and/or loss provision changes, which could impact our earnings and asset quality ratios adversely. The Bank was not required to repurchase any loans from our investors during 2009.

Our ability to sell loans on the secondary mortgage market is impacted by interest rate changes and investor demand or expected return. If this market becomes less liquid, we may not be able to rely as much on loan sales to reduce our interest rate and credit risk.

Declining economic conditions may adversely impact the fees generated by our asset management and trust business.

To the extent our asset management and trust clients and their assets become adversely impacted by weak economic and stock market conditions, they may choose to withdraw the assets managed by us and the value of their assets may decline. Our asset management revenues are based on the value of the assets we manage. If our clients withdraw assets or the value of their assets decline, our revenues from these activities may be adversely affected.

We face significant operational risks.

We operate in many different financial service businesses and rely on the ability of our employees and systems to process a significant number of transactions. Operational risk is the risk of loss from operations, including fraud by employees or outside persons, employees' execution of incorrect or unauthorized transactions, data processing and technology errors or hacking and breaches of internal control systems.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

We may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to repay our TARP funds, support our business or to finance acquisitions, if any, or we may otherwise elect or be required to raise additional capital. In that regard, a number of financial institutions have recently raised considerable amounts of capital in response to a deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors. Should we be required by regulatory authorities to raise additional capital, we may seek to do so through the issuance of, among other things, our common stock or preferred stock. The issuance of additional shares of common stock or convertible securities to new stockholders would be dilutive to our current stockholders.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market value of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

Anti-takeover provisions could negatively impact our shareholders.

Provisions in our charter and bylaws, the corporate law of the State of Maryland and federal regulations could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the market price of any class of our equity securities, including our common stock. These provisions include: a prohibition on voting shares of common stock beneficially owned in excess of 10% of total shares outstanding, supermajority voting requirements for certain business combinations with any person who beneficially owns more than 10% of our outstanding common stock; the election of directors to staggered terms of three years; advance notice requirements for nominations for election to our Board of Directors and for proposing matters that stockholders may act on at stockholder meetings, a requirement that only directors may fill a vacancy in our Board of Directors, supermajority voting requirements to remove any of our directors and the other provisions of our charter. Our charter also authorizes our Board of Directors to issue preferred stock, and preferred stock could be issued as a defensive measure in response to a takeover proposal. In addition, pursuant to OTS regulations, as a general matter, no person or company, acting individually or in concert with others, may acquire more than 10% of our common stock without prior approval from the OTS.

These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our Board of Directors.

The voting limitation provision in our charter could limit your voting rights as a holder of our common stock.

Our charter provides that any person or group who acquires beneficial ownership of our common stock in excess of 10% of the outstanding shares may not vote the excess shares. Accordingly, if you acquire beneficial ownership of more than 10% of the outstanding shares of our common stock, your voting rights with respect to the common stock will not be commensurate with your economic interest in our company.

Our core deposit premium could be deemed partially or fully impaired, which could reduce our earnings and the values of that intangible asset.

At December 31, 2009, we had a core deposit premium of $5.9 million due mainly to the MFB acquisition. Under GAAP, we are required to periodically assess the value of this intangible asset based on a number of factors to determine if there is partial or full impairment. The factors taken into consideration include the market price of our stock, the net present value of our assets and liabilities and valuation information for similar financial institutions. This evaluation involves a substantial amount of judgment. If actual conditions underlying the factors differ from our assessment, the core deposit intangible could be subjected to faster amortization or partial or complete impairment, which would reduce the value of this asset and reduce our earnings, perhaps materially.

We currently hold a significant amount of bank-owned life insurance.

At December 31, 2009, we held $93.5 million of bank-owned life insurance or BOLI on key employees and executives, with a cash surrender value of $44.2 million. The policies are maintained to fund amounts owed under executive supplemental retirement plans. The eventual repayment of the cash surrender value is subject to the ability of the various insurance companies to pay death benefits or to return the cash surrender value to us if needed for liquidity purposes. We continually monitor the financial strength of the various companies with whom we carry these policies. However, any one of these companies could experience a decline in financial strength, which could impair its ability to pay benefits or return our cash surrender value. If we need to liquidate these policies for liquidity purposes, we would be subject to taxation on the increase in cash surrender value and penalties for early termination, both of which would adversely impact earnings.

We may not be able to realize our deferred tax asset fully.

At December 31, 2009, we had a $19.5 million deferred income tax benefit based on differences between the financial statement amounts and tax bases of assets and liabilities and reflecting mainly an allowance for loan loss timing difference and business tax and AMT carryover. The value of our deferred income tax benefit is reviewed regularly under various forecasts and assumptions, including anticipated levels of taxable net income, to determine the likelihood of realizing the benefit. If actual results or subsequent forecasts differ from our current judgments, so that this benefit will not be fully realized, we would have to write down this asset, which would negatively impact results of operation and reduce our asset size.

If our investment in the Federal Home Loan Bank of Indianapolis becomes impaired, our earnings and stockholders' equity could decrease.

At December 31, 2009, we owned $18.6 million in Federal Home Loan Bank of Indianapolis stock. We are required to own this stock to be a member of and to obtain advances from our Federal Home Loan Bank. This stock is not marketable and can only be redeemed by our Federal Home Loan Bank, which currently is not redeeming any excess member stock. Our Federal Home Loan Bank's financial condition is linked, in part, to the eleven other members of the Federal Home Loan Bank System and to accounting rules and asset quality risks that could materially lower their capital, which would cause our Federal Home Loan Bank stock to be deemed impaired, resulting in a decrease in our earnings and assets.

We operate in a highly regulated environment and our operations and income may be affected adversely by changes in laws and regulations governing our operations, including regulatory reform initiatives of the Obama administration that are pending in Congress.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. These regulators govern the activities in which we may engage, primarily for the protection of depositors and the deposit insurance fund. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the ability to impose restrictions on a bank's operations, reclassify assets, determine the adequacy of a bank's allowance for loan losses and determine the level of deposit insurance premiums assessed. Any change in such regulation and oversight, whether in the form of regulatory policy, new regulations or legislation or additional deposit insurance premiums could have a material impact on our operations. Because our business is highly regulated, the laws and applicable regulations are subject to frequent change. Any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition or prospects. For example, initiatives to limit our fees on overdraft protection programs or our creditor rights could impact our fee income or ability to resolve problem assets. Pending regulatory reform legislation proposed by the Obama administration and under consideration by Congress, if enacted, could change our primary regulator, create a new consumer finance protection agency, change the Company into a bank holding company with new capital requirements and require MutualBank to convert to a different charter. These changes could possibly adversely impact our operations and net income.

Our earnings are adversely impacted by increases in deposit insurance premiums and special FDIC assessments.

Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and led to a significant reduction in the deposit insurance fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. The base assessment rate was increased by seven basis points (seven cents for every $100 of deposits) for the first quarter of 2009. Effective April 1, 2009, initial base assessment rates were changed to range from 12 basis points to 45 basis points across all risk categories with possible adjustments to these rates based on certain debt-related components. These increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounts to five basis points on each institution's assets minus Tier 1 capital as of June 30, 2009, subject to 10 basis points times the institution's assessment base. Our FDIC deposit insurance expense for fiscal 2009 was $2.3 million, including the special assessment of $630,000 recorded in June 2009 and paid on September 30, 2009.

Additionally, in November 2009, the FDIC adopted a rule that requires each financial institution to prepay its estimated quarterly risk-based assessment for the fourth quarter of 2009 and for all of 2010, 2011 and 2012, which will be amortized over these periods and adjusted for changes in premium levels or our financial condition. As a result, this prepayment will not immediately impact our earnings.

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater name recognition, resources and lending limits than we do and may offer certain services or prices for services that we do not or cannot provide. Our profitability depends upon our continued ability to successfully compete in our market.

The securities purchase agreement between us and Treasury limits our ability to pay dividends on and repurchase our common stock.

The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) December 23, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) increase the cash dividend on our common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the Series A Preferred Stock) or any trust preferred securities then outstanding. In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Stock. These restrictions, together with the potentially dilutive impact of the warrant described in the next risk factor, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our Board of Directors could reduce or eliminate our common stock dividend in the future.

The Series A Preferred Stock impacts net income available to our common shareholders and earnings per common share, and the warrant we issued to Treasury may be dilutive to holders of our common stock.

The dividends declared on the Series A Preferred Stock will reduce the net income available to common shareholders and our earnings per common share. The Series A Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of *MutualFirst* Financial. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant we issued to Treasury in conjunction with the sale to Treasury of the Series A Preferred Stock is exercised. The shares of common stock underlying the warrant represent approximately 8.2% of the shares of our common stock outstanding (including the shares issuable upon exercise of the warrant). Although Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction.

If we are unable to redeem our Series A Preferred Stock before December 2013, the cost of this capital to us will increase substantially.

If we are unable to redeem the Series A Preferred Stock before December 2013, the cost of the TARP capital will increase substantially from 5.0% per annum (approximately $1.6 million annually) to 9.0% per annum (approximately $2.9 million annually). Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on our liquidity.

We rely on dividends from MutualBank for substantially all of the Company's revenue.

MutualFirst's primary source of revenue is dividends from the Bank. The OTS regulates and must approve the amount of Bank dividends to the Company. If the Bank is unable to pay dividends, *MutualFirst* may not be able to service its debt, pay its other obligations or pay dividends on the Company's common stock which could have a material adverse impact on our financial condition or the value of your investment in our common stock.

Our common stock trading volume may not provide adequate liquidity for investors.

Our common stock is listed on the Nasdaq Global Market. However, the average daily trading volume in our common stock is less than that of many larger financial services companies. A public trading market having the desired depth, liquidity and orderliness depends on the presence of a sufficient number of willing buyers and sellers for our common stock at any given time. This presence is impacted by general economic and market conditions and investors' views of our Company. Because our trading volume is limited, any significant sales of our shares could cause a decline in the price of our common stock.

Our directors and executive officers have the ability to influence stockholder actions in a manner that may be adverse to the personal investment objectives of our stockholders.

As of December 31, 2009, our directors and executive officers as a group beneficially owned 1,291,870 shares, or 18.5%, of our common stock (including options for 417,390 shares). In addition, our employee stock ownership plan and charitable foundation controlled, respectively, 7.2% and 3.2% of our common stock on that date. In addition, as of December 31, 2009, 314,702 shares were reserved under various stock benefit plans for future awards for our directors, officers and employees. Due to this significant collective ownership of or control over our common stock, our directors and executive officers may be able to influence the outcome of director elections or block significant transactions, such as a merger or acquisition, or any other matter that might otherwise be favored by other shareholders.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

At December 31, 2009 we had 33 full service offices. We own the office building in which our home office and executive offices are located. At December 31, 2009 we owned all but two of our other branch offices. The net book value of our investment in premises, equipment and leaseholds, excluding computer equipment, was approximately $32.4 million at December 31, 2009. We believe that our current facilities are adequate to meet our present and immediately foreseeable needs.

We utilize a third party service provider to maintain our database of depositor and borrower customer information. At December 31, 2009 the net book value of the data processing and computer equipment utilized by us was $2.1 million.

Item 3. Legal Proceedings

From time to time, we are involved as plaintiff or defendant in various legal actions arising in the normal course of business. We do not anticipate incurring any material liability as a result of such litigation.

Item 4. (Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of *MutualFirst* Financial, Inc. is traded under the symbol "MFSF" on the Nasdaq Global Market. The table below shows the high and low closing prices for our common stock for the periods indicated. This information was provided by the Nasdaq. At December 31, 2009, there were 6,984,754 shares of common stock outstanding and at that date we also had 32,382 shares of preferred stock outstanding and approximately 1,400 shareholders of record.

	Stock Price		Dividends per Share
2009 Quarters:	**High**	**Low**	
First Quarter (ended 03/31/09)	$ 7.40	$ 3.51	$ 0.12
Second Quarter (ended 06/30/09)	$ 10.00	$ 5.05	$ 0.12
Third Quarter (ended 09/30/09)	$ 8.50	$ 6.60	$ 0.12
Fourth Quarter (ended 12/31/09)	$ 7.83	$ 5.57	$ 0.06

	Stock Price		Dividends per Share
2008 Quarters:	**High**	**Low**	
First Quarter (ended 03/31/08)	$ 13.98	$ 12.80	$ 0.16
Second Quarter (ended 06/30/08)	$ 13.66	$ 9.81	$ 0.16
Third Quarter (ended 09/30/08)	$ 11.00	$ 9.34	$ 0.16
Fourth Quarter (ended 12/31/08)	$ 10.50	$ 6.20	$ 0.16

Our cash dividend payout policy is continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however, future dividend payments will depend upon a number of factors, including capital requirements, regulatory limitations, the Company's financial condition, results of operations and the Bank's ability to pay dividends to the Company. The Company relies significantly upon such dividends originating from the Bank to accumulate earnings for payment of cash dividends to shareholders. Our TARP agreement limits our ability to pay dividends to common stockholders if dividends on the TARP preferred shares are not paid in full to date.

Information regarding our equity compensation plans is included in Item 11 of this Form 10-K.

On August 13, 2008, the Company's Board of Directors authorized management to repurchase an additional 5% of the Company's outstanding stock, or approximately 350,000 shares. Our ability to repurchase shares is limited under the securities purchase agreement with Treasury. See Item 1A.

Item 6. Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following information is only a summary and you should read it in conjunction with our consolidated financial statements and accompanying notes contained in Item 8 of this Form 10-K.

	At or For the Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Selected Financial Condition Data					
Total assets	$ 1,399,034	$ 1,388,827	$ 962,517	$ 960,842	$ 971,829
Cash and cash equivalents	46,341	39,703	23,648	24,915	22,365
Loans, net	1,059,694	1,113,132	802,436	805,625	822,547
Investment securities:					
Available-for-sale, at fair value	130,914	77,255	43,592	41,070	39,788
Held to maturity	8,147	9,676	—	—	—
Total deposits	1,045,196	962,514	666,407	703,359	684,554
Total borrowings	212,074	279,104	196,638	158,852	187,791
Total stockholders' equity	129,727	130,515	87,014	87,264	88,794
Selected Operations Data					
Total interest income	$ 71,852	$ 65,179	$ 56,374	$ 56,119	$ 48,478
Total interest expense	30,624	31,639	32,227	29,890	21,170
Net interest income	41,228	33,540	24,147	26,229	27,308
Provision for loan losses	6,500	7,020	2,240	2,068	1,775
Net interest income after provision for loan losses	34,728	26,520	21,907	24,161	25,533
Service fee income	7,458	6,257	4,831	4,370	4,026
Gain (loss) on sale of loans and investment securities	3,132	(927)	391	(669)	228
Other-than-temporary impairment, securities	(2,555)	(1,350)	—	—	—
Other non-interest income (loss)	5,118	2,542	2,549	2,941	2,478
Total non-interest income	13,153	6,522	7,771	6,642	6,732
Salaries and employee benefits	23,047	19,118	14,759	14,617	13,792
Other expenses	21,460	44,508	10,397	10,402	9,620
Total non-interest expense	44,507	63,626	25,156	25,019	23,412
Income (loss) before taxes	3,374	(30,584)	4,522	5,784	8,853
Income tax expense (benefit)	211	(8,485)	296	1,028	2,401
Net income (loss)	3,163	(22,099)	4,226	4,756	6,452
Preferred stock dividends and amortization	1,803	31	—	—	—
Net income (loss) available to common shareholders	$ 1,360	$ (22,130)	$ 4,226	$ 4,756	$ 6,452

Selected Financial Ratios and Other Financial Data:	At or For the Year Ended December 31,				
	2009	2008	2007	2006	2005
Performance Ratios:					
Return on average assets (ratio of net income to average total assets)	0.23%	(1.91)%	0.44%	0.49%	0.73%
Return on average tangible equity (ratio of net income to average tangible equity)	1.49	(28.04)	5.86	6.43	7.79
Interest rate spread information:					
Average during the period	2.98	3.01	2.50	2.70	3.13
Net interest margin[1]	3.22	3.22	2.79	2.96	3.37
Ratio of operating expense to average total assets	3.17	5.49	2.64	2.57	2.89
Ratio of average interest-earning assets to average interest-bearing liabilities	110.67	107.14	107.92	107.65	109.30
Efficiency ratio[2]	81.84	158.81	78.81	76.11	68.78
Asset Quality Ratios:[3]					
Non-performing assets to total assets	2.86	1.92	1.35	0.86	1.03
Non-performing loans to total loans	3.03	1.93	1.29	0.70	0.90
Allowance for loan losses to non-performing loans	50.38	69.41	79.72	143.59	108.04
Allowance for loan losses to loans receivable, net	1.53	1.34	1.03	1.00	0.98
Capital Ratios:					
Equity to total assets[3]	9.27	9.40	9.04	9.08	9.14
Average equity to average assets	9.29	8.89	9.16	9.08	9.90
Share and Per Share Data:					
Average common shares outstanding:					
Basic	6,840,659	5,249,135	4,103,940	4,196,059	4,328,965
Diluted	6,840,748	5,249,135	4,151,173	4,274,039	4,439,686
Per share:					
Basic earnings	$ 0.20	$ (4.22)	$ 1.03	$ 1.13	$ 1.49
Diluted earnings	$ 0.20	$ (4.22)	$ 1.02	$ 1.11	$ 1.45
Dividends	$ 0.42	$ 0.64	$ 0.60	$ 0.58	$ 0.49
Dividend payout ratio[4]	210.00%	(15.20)%	58.25%	52.25%	36.55%
Other Data:					
Number of full-service offices	33	33	21	21	20

(1) Net interest income divided by average interest earning assets.

(2) Total non-interest expense divided by net interest income plus total non-interest income.

(3) At the end of the period.

(4) Dividends per share divided by diluted earnings per share.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Introduction

MutualFirst is a savings and loan holding company and MutualBank is its wholly-owned subsidiary. MutualBank has been in business since 1889 and currently conducts its business from 33 full service financial centers located in Delaware, Elkhart, Grant, Kosciusko, Randolph, St. Joseph and Wabash counties, Indiana, with its main office located in Muncie. MutualBank also has trust offices in Carmel and Crawfordsville, Indiana and a loan origination office in New Buffalo, Michigan. MutualBank's principal business consists of attracting deposits from the general public and originating fixed and variable rate loans secured primarily by first mortgage liens on residential and commercial real estate, consumer goods, and business assets. MutualBank's deposit accounts are insured by the Federal Deposit Insurance Corporation up to applicable limits. We also originate mortgage loans in counties contiguous to these counties, and we originate indirect consumer loans throughout Indiana. We provide investment money management and trust services for our customers.

In July 2008, the Company acquired MFB Corp. and merged MFB's subsidiary bank, MFB Financial into MutualBank. *MutualFirst* issued an aggregate of 2.9 million shares of its common stock and paid approximately $11.5 million in cash to MFB stockholders in the transaction. *MutualFirst* also assumed 114,500 MFB stock options, which have converted into approximately 296,555 *MutualFirst* stock options with a weighted average exercise price of $9.90 per share. As a result of the transaction, MutualBank now has 33 retail financial centers, spanning nine Indiana counties and is the 10th largest depository institution headquartered in Indiana.

In December 2008, as part of the Troubled Asset Relief Program ("TARP") Capital Purchase Program, the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "Purchase Agreement") with the United States Department of the Treasury ("Treasury"), pursuant to which the Company (i) sold 32,382 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock") for a purchase price of $32,382,000 in cash and (ii) issued a warrant (the "Warrant") to purchase 625,135 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), for a per share price of $7.77 per share. The Series A Preferred Stock is entitled to cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series A Preferred Stock may be redeemed by the Company at any time, subject to consultation by the Treasury with the Office of Thrift Supervision ("OTS"). The Warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $7.77 per share of the Common Stock. If the Series A Preferred Stock is redeemed, the Warrant will be liquidated at the current market price. Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant that it holds.

Pursuant to the terms of the Purchase Agreement, the ability of the Company to declare or pay dividends or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of its Junior Stock (as defined below) and Parity Stock (as defined below) will be subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share ($0.16) declared on the Common Stock prior to December 23, 2008. The redemption, purchase or other acquisition of trust preferred securities of the Company or its affiliates also will be restricted. These restrictions will terminate on the earlier of (a) the third anniversary of the date of issuance of the Series A Preferred Stock, (b) the date on which the Series A Preferred Stock has been redeemed in whole; and (c) the date Treasury has transferred all of the Series A Preferred Stock to third parties. In addition, the ability of the Company to declare or pay dividends or distributions on, or repurchase, redeem or otherwise acquire for consideration, shares of its Junior Stock and Parity Stock will be subject to restrictions in the event that the Company fails to declare and pay full dividends (or declare and set aside a sum sufficient for payment thereof) on its Series A Preferred Stock. "Junior Stock" means the Common Stock and any other class or series of stock of the Company the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or rights on liquidation, dissolution or winding up of the Company. "Parity Stock" means any class or series of stock of the Company the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or rights on liquidation, dissolution or winding up of the Company (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

The Company placed $29.1 million of TARP proceeds into its wholly-owned subsidiary MutualBank, while maintaining $3.2 million with the Company. MutualBank placed approximately $20.0 million of the proceeds in highly rated securities. Approximately $14.8 million was placed in mortgage securities, $3.2 million in municipal securities and $2.0 million in corporate bonds. These securities provide liquidity as needed to meet current and future loan demand. The remaining funds held at MutualBank were placed in working capital, which was used to fund loans and meet the cash needs of MutualBank.

The following discussion is intended to assist your understanding of our financial condition and results of operations. The information contained in this section should be read in conjunction with our consolidated financial statements and the accompanying notes to our consolidated financial statements.

Our results of operations depend primarily on the level of our net interest income, which is the difference between interest income on interest-earning assets, such as loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, primarily deposits and borrowings. The structure of our interest-earning assets versus the structure of interest-bearing liabilities, along with the shape of the yield curve, has a direct impact on our net interest income. Historically, our interest-earning assets have been longer term in nature (i.e., fixed-rate mortgage loans) and interest-bearing liabilities have been shorter term (i.e., certificates of deposit, regular savings accounts, etc.). This structure would impact net interest income favorably in a decreasing rate environment, assuming a normally shaped yield curve, as the rates on interest-bearing liabilities would decrease more rapidly than rates on the interest-earning assets. Conversely, in an increasing rate environment, assuming a normally shaped yield curve, net interest income would be impacted unfavorably as rates on interest-earning assets would increase at a slower rate than rates on interest-bearing liabilities. The acquisition of MFB Corp. helped reduce the interest rate risk exposure of MutualBank primarily due to changes in the loan composition, by increasing the percentage of loans with adjustable rates and reducing the average duration of the loan portfolio. This decline in MutualBank's liability sensitive exposure should provide for less net portfolio value volatility with future rate movements.

It has been the Company's strategic objective to change the repricing structure of its interest-earning assets from longer term to shorter term to better match the structure of our interest-bearing liabilities and therefore reduce the impact interest rate changes have on our net interest income. Strategies employed to accomplish this objective, in addition to the MFB Corp. acquisition, have been to increase the originations of variable rate commercial loans and shorter term consumer loans and to sell longer term mortgage loans. The percentage of consumer and commercial loans to total loans has increased from 44% at the end of 2004 to 55% as of December 31, 2009. As we continue to increase our investment in business-related loans, which are considered to entail greater risks than one- to four-family residential loans, in order to help offset the pressure on our net interest margin, our provision for loan losses has increased to reflect this increased risk. On the liability side of the balance sheet, the Company is employing strategies intended to increase the balance of core deposit accounts, such as low cost checking and money market accounts. The percentage of core deposits to total deposits was 38% at December 31, 2009 compared to 39% at the end of 2008. The remaining total deposits are mostly retail certificates of deposit, which continue to provide stable funding for the Company. These are ongoing strategies that are dependent on current market conditions and competition.

During 2009, in keeping with our strategic objective to reduce interest rate risk exposure, the Company also sold $160.0 million of long-term fixed rate loans that had been held for sale, which reduced potential earning assets and therefore had a negative impact on net interest income. This was offset, in the short term, by recognizing a gain on the sale of these loans of $2.4 million. The Company also will lengthen out FHLB advances when advantageous to lengthen repricing of the liability side of the balance sheet to reduce interest rate risk exposure.

The acquisition of MFB Corp. added trust services to MutualBank, which are being leveraged through MutualBank's existing footprint. The Company also opened two new branches in Elkhart County in 2008. The intent of these initiatives has been to increase income over the long term. However, on a short term basis, expenses relating to expanding trust services and new branches will have the affect of increasing non-interest expense with limited immediate offsetting income.

Net interest income should be less vulnerable to changes in interest rates. The Federal Funds rate set by the Board of Governors of the Federal Reserve System has decreased to a range of 0 to 25 basis points as of December 31, 2008 and was the same as of December 31, 2009. The Federal Funds rate flat at this level decreases the ability to reprice deposits lower in future months. Certificates of deposit and borrowings may, however, still reprice to lower rates at their maturities in future time periods, which could reduce the amount of interest expense assuming rates stay low. Interest income is expected to decrease without any changes in the current rate environment primarily due to the rates on newly originated interest-earning assets being lower than the rates on maturing interest-earning assets. Another factor that may lead to changes in net interest income is the level of non-performing assets. An increase in non-performing assets (i.e., loans, repossessed assets, or securities) would also decrease interest income and may decrease overall net interest income without additional decreases in interest-bearing liabilities.

Results of operations are also dependent upon the level of the Company's non-interest income, including fee income and service charges, and the level of its non-interest expense, including general and administrative expenses. Regulatory changes that will take effect in July 2010 are expected to have an impact in non-interest income later this year. Reg. E has been amended to require that customers "opt-in" to the overdraft privilege program. The Bank is working diligently to ensure customers understand this program and sign up for the continued benefits.

MutualWealth, the wealth management division of the Bank, produces non-interest income for the Bank that is tied primarily to the market value of the portfolios being managed. As of December 31, 2009, MutualWealth had $313.3 million of assets under management. Decreases in market value could have a negative impact on the non-interest income generated by this division of the Bank.

During 2008 and 2009, the Indiana and national economy and financial markets have undergone significant decline, which has impacted our financial condition, operations, net income, stock price and regulatory limitations. The Indiana and national economy may improve prior to significant improvements in financial condition and net income. Current troubled loans and securities may continue to incur losses after recovery has started to occur.

Management Strategy

Our strategy is to operate as an independent, retail-oriented financial institution dedicated to serving customers in our market areas. Our commitment is to provide a broad range of products and services to meet the needs of our customers. As part of this commitment, we are looking to increase our emphasis on commercial business products and services. We also operate a fully interactive transactional website and allow consumers to open accounts. In addition, we are continually looking at cost-effective ways to expand our market area.

Financial highlights of our strategy have included:

- ***Continuing as a Diversified Lender.*** We have been successful in diversifying our loan portfolio to reduce our reliance on any one type of loan. From 1995 through 2000, approximately 36% of our loan portfolio consisted of loans other than one- to four-family real estate loans. Since that time to the end of 2009, that percentage has increased to 56%.

- ***Continuing as a Leading One- to Four-Family Lender.*** We are one of the largest originators of one- to four-family residential loans in our market area. During 2009, we originated $250.0 million of one- to four-family residential loans.

- ***Continuing To Focus On Asset Quality.*** Non-performing assets to total assets was 2.86% at December 31, 2009, an increase from 1.92% at December 31, 2008. While we are currently higher than we desire, we believe that our current underwriting standards will provide for a quality loan portfolio once economic activity and unemployment return to more normal levels.

- ***Continuing Our Strong Capital Position.*** As a result of our consistent operating profitability, we have historically maintained a strong capital position. At December 31, 2009, our ratio of stockholders' equity to total assets was 9.3%. We have suspended our origination of RV and boat lending to increase our regulatory capital ratios as we continue to strengthen our capital position.

- ***Decreasing Interest Rate Risk.*** It has been *MutualFirst*'s strategic objective to change the repricing structure of its interest-earning assets from longer term to shorter term to better match the structure of our interest bearing liabilities and therefore reduce the impact interest rate changes have on our net interest income. Strategies employed to accomplish this objective have been to increase the originations of variable rate commercial loans and shorter term consumer loans and to sell longer term mortgage loans.

Financial Condition at December 31, 2009 Compared to December 31, 2008

General. Our assets increased $10.2 million during 2009, ending the year at $1.4 billion, approximately the same as of December 31, 2008. The increase was primarily due to increases in the investment portfolio. Liabilities increased $11.0 million during 2009 to $1.3 billion, approximately the same as of December 31, 2008. The increase was primarily due to increases in deposits. Stockholders' equity decreased $788,000 to $129.7 million at December 31, 2009.

Loans. Our net loan portfolio decreased $53.4 million, remaining at $1.1 billion at December 31, 2008 and December 31, 2009. Consumer loans decreased $8.6 million or 3.2% from $268.4 million at December 31, 2008 to $259.8 million at December 31,

2009. The decline in consumer loans came from a decrease of $10.3 million in auto loans, home equity loans, home improvement loans, boat loans and other consumer loans. These decreases in consumer loans were partially offset by an increase in recreational vehicle loans of $1.8 million. Commercial business loans increased $2.1 million or 2.8% from $75.3 million to $77.4 million at December 31, 2009. It has been our strategy to increase non-real estate mortgage loans as a percentage of our loan portfolio in order to mitigate interest rate risk and enhance the portfolio yield. Accordingly, we sold $160.0 million of our fixed rate one- to four-family mortgage loans in 2009. In conjunction with the sales of mortgage loans, real estate mortgage loans decreased $47.1 million or 6.0% from $785.4 million to $738.3 million at December 31, 2009. Mortgage loans held for sale increased $979,000 to $2.5 million at December 31, 2009.

Allowance For Loan Loss. Allowance for loan losses increased $1.3 million to $16.4 million at December 31, 2009 when compared to December 31, 2008. Specific loan loss reserves increased $1.3 million, while general loan loss reserves have remained approximately the same as loan balances declined. Net charge offs for the year 2009 were $5.2 million, or .47% of average loans on an annualized basis, compared to $3.2 million, or .34% of average loans for 2008. The increase was primarily due to increased charge offs on one-to four-family mortgage and consumer loans resulting from the depressed economic conditions in our marker area. As of December 31, 2009, the allowance for loan losses as a percentage of loans receivable and non-performing loans was 1.53% and 50.38%, respectively, compared to 1.34% and 69.41%, respectively, at December 31, 2008. Allowance for loan losses as a percentage of loans receivable increased due to the $1.3 million increase in allowance and a decline in the net loan portfolio of $53.4 million. Allowance for loan losses as a percentage of non-performing loans decreased due to an increase in non-performing loans of $10.8 million which was offset by the $1.3 million increase in the allowance.

Securities. Investment securities available for sale increased $53.7 million, or 69.5%, compared to December 31, 2008 due primarily to utilizing cash from loan pay downs. Investment securities held to maturity decreased $1.5 million due to repayment received and other than temporary impairment write-down on these securities. More discussion on trust preferred securities and private labeled mortgage backed securities can be found in Item 1 under investment activities.

Liabilities. Our total liabilities increased $11.0 million or 0.9% to $1.3 billion at December 31, 2009. Deposits increased $82.7 million as certificates of deposit increased by $62.1 million and noninterest bearing, interest-bearing, savings and money market savings deposits increased by $20.6 million as consumers trended to safe investments for their liquid assets. Borrowed funds decreased $67.0 million with FHLB advances decreasing $65.2 million. This decrease was primarily a result of increased deposits.

Stockholders' Equity. Stockholders' equity was $129.7 million at December 31, 2009, a decrease of $788,000, or 0.6% from December 31, 2008. The decrease was due primarily to dividend payments of $2.9 million to common shareholders and $1.4 million to preferred shareholders. This decrease was partially offset by net income of $3.2 million. Accumulated other comprehensive income increased $170,000 as unrealized gains on securities and derivatives of $325,000 were partially offset by a $155,000 unrealized loss on a benefit plan. The Bank's risk-based capital ratio is 12.81% and the tier one capital ratio is 11.56%. The Bank's capital ratios are well in excess of "well-capitalized" levels as defined by all regulatory standards.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are daily average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

	Year ended December 31,								
	2009			2008			2007		
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)								
Interest-Earning Assets:									
Interest -bearing deposits	$ 36,415	$ 49	0.13%	$ 8,711	$ 118	1.35%	$ 2,982	$ 115	3.86%
Mortgage-backed securities available-for-sale[(1)]	81,317	4,019	4.94	28,648	1,596	5.57	8,875	467	5.26
Investment securities available-for-sale[(1)]	26,903	1,015	3.77	28,987	1,303	4.50	31,234	1,644	5.26
Investment securities held-to-maturity	9,439	594	6.30	3,360	314	9.35			
Loans[(2)]	1,107,274	65,865	5.95	956,788	61,128	6.39	811,991	53,686	6.61
Stock in FHLB of Indianapolis	18,632	310	1.66	14,010	720	5.14	9,939	462	4.65
Total interest-earning assets	1,279,980	71,852	5.61	1,040,504	65,179	6.26	865,021	56,374	6.52
Non-Interest Earning Assets (net of allowance for loan losses and unrealized gain/loss)	125,668			118,673			87,879		
Total assets	$ 1,405,648			$ 1,159,177			$ 952,900		
Interest-Bearing Liabilities:									
Demand and NOW accounts	$ 162,572	776	0.48	$ 148,703	1,564	1.05	$ 126,034	2,841	2.25
Savings deposits	84,883	230	0.27	66,315	317	0.48	54,975	281	0.51
Money market accounts	45,559	510	1.12	34,000	615	1.81	24,588	621	2.53
Certificate accounts	633,360	19,354	3.06	492,405	18,920	3.84	444,271	20,755	4.67
Total deposits	926,374	20,870	2.25	741,423	21,416	2.89	649,868	24,498	3.77
Borrowings	234,886	9,754	4.15	229,768	10,223	4.45	151,636	7,729	5.10
Total interest-bearing accounts	1,161,260	30,624	2.64	971,191	31,639	3.26	801,504	32,227	4.02
Non-Interest Bearing Accounts	95,762			66,746			48,589		
Other Liabilities	18,077			18,138			15,478		
Total Liabilities	1,275,099			1,056,075			865,571		
Stockholders' Equity	130,549			103,102			87,329		
Total liabilities and stockholders' equity	$ 1,405,648			$ 1,159,177			$ 952,900		
Net Earning Assets	$ 118,720			$ 69,313			$ 63,517		
Net Interest Income		$ 41,228			$ 33,540			$ 24,147	
Net Interest Rate Spread[(3)]			2.98%			3.01%			2.50%
Net Yield on Average Interest-Earning Assets[(4)]			3.22%			3.22%			2.79%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities	110.22%			107.14%			107.92%		

(1) Average balances were calculated using amortized cost, which excludes FASB 115 valuation allowances.

(2) Calculated net of deferred loan fees, loan discounts and loans in process.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which is a change in rate multiplied by the old volume. Changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31,					
	2009 vs. 2008			2008 vs. 2007		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in thousands)					
Interest-earning assets:						
Interest-bearing deposits	$ 112	$ (181)	$ (69)	$ 114	$ (111)	$ 3
Investment securities available-for-sale	2,613	(198)	2,415	1,259	(157)	1,102
Loans receivable	9,154	(4,417)	4,737	9,302	(1,860)	7,442
Stock in FHLB of Indianapolis	185	(595)	(410)	205	53	258
Total interest-earning assets	$ 12,064	$ (5,391)	$ 6,673	$ 10,880	$ (2,075)	$ 8,805
Interest-bearing liabilities:						
Savings deposits	$ 74	$ (161)	$ (87)	$ 55	$ (19)	$ 36
Money market accounts	172	(277)	(105)	199	(205)	(6)
Demand and NOW accounts	134	(922)	(788)	442	(1,719)	(1,277)
Certificate accounts	4,770	(4,336)	434	2,097	(3,932)	(1,835)
Borrowings	224	(693)	(469)	3,576	(1,082)	2,494
Total interest-bearing liabilities	$ 5,374	$ (6,389)	$ (1,015)	$ 6,369	$ (6,957)	$ (588)
Change in net interest income			$ 7,688			$ 9,393

Comparison of Results of Operations for Years Ended December 31, 2009 and 2008.

General. Net income for the year ended December 31, 2009 was $1.4 million, or $.20 for basic and diluted income per common share. This compared to a net loss in 2008 of $22.1 million, or $4.22 for basic and diluted loss per common share. Return on assets was .23% and return on average tangible common equity was 1.49% for the year ended 2009 compared to a negative 1.91% and a negative 28.04% respectively, for the year ended 2008.

Net Interest Income. Net interest income before the provision for loan losses increased $7.7 million from $33.5 million for the year ended December 31, 2008 to $41.2 million for the year ended December 31, 2009. The primary reason for the increase was an increase in average earning assets of $239.5 million due to the acquisition of MFB Corp in the third quarter of 2008. Net interest margin remained unchanged at 3.22% for the years ended December 31, 2009 and 2008.

Interest Income. Interest income increased $6.7 million to $71.9 million at December 31, 2009, compared to $65.2 million at December 31, 2008. The increase in interest income during the year ended December 31, 2009 was due to an increase in average earning assets of $239.5 million due to the acquisition of MFB in the third quarter of 2008. This increase was partially offset by a 65 basis point decrease in the average yield on our earning assets from 6.26% in 2008 to 5.61% in 2009 as a result of interest earning assets repricing at lower rates.

Interest Expense. Interest expense decreased $1.0 million, or 3.2% to $30.6 million at December 31, 2009, from $31.6 million at December 31, 2008. The decrease in interest expense was due to a decline of 62 basis points on interest-bearing liabilities from 3.26% for the year ended December 31, 2008 to 2.64% for the year ended December 31, 2009. This decrease was partially offset by an increase in average interest-bearing liabilities of $190.1 million as a result of the acquisition of MFB in the third quarter of 2008. Interest expense on deposits decreased $546,000 due to a 64 basis point decline in average rates paid. This decrease was partially offset by increases in average interest-bearing deposits of $185.0 million. Interest expense on borrowings decreased $469,000 due to a 30 basis point decline in average rates, partially offset by an increase in average borrowings of $5.1 million.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2009 was $6.5 million, compared to $7.0 million for 2008. Non-performing loans to total loans at December 31, 2009 were 3.03% compared to 1.93% at December 31, 2008. Non-performing assets to total assets were 2.86% at December 31, 2009 compared to 1.92% at December 31, 2008. The decrease in provision was due primarily to a decline in the loan portfolio in 2009. While the provision decreased in 2009 compared to 2008, allowance for loan losses to total loans increased to 1.53% compared to 1.34%.

Other Income. Non-interest income increased $6.6 million to $13.2 million in 2009, compared to $6.5 million for 2008. The primary reason for the increase was a full year of operations after the MFB acquisition in the third quarter of 2008. Service fee income, commission income and increase in cash surrender value of life insurance increased by $2.7 million, mostly related to operating a full year after the acquisition. The increase in gain on sale of available for sale securities of $3.1 million was due primarily to a loss related to the redemption of the AMF Ultra Funds of $2.6 million in 2008, which was not repeated in 2009. An increase in equity in limited partnerships was due to gains in refinanced properties in 2009, and an increase in gains on sales of loans and net servicing fees of $1.5 million was primarily due to $160.0 million in loan sales in 2009 and a $500,000 impairment charge on mortgage servicing rights in 2008 not repeated in 2009. The increases were partially offset by an increase in net other than temporary losses on securities of $1.2 million as certain trust preferred securities and private labeled mortgage backed securities were written down. More discussion on trust preferred securities and private labeled mortgage backed securities can be found in Item 1 under "Investment Activities."

Other Expense. Non-interest expense decreased $19.1 million to $44.5 million for the year ended December 31, 2009 compared to $63.6 million for 2008. The decrease was due primarily to a goodwill impairment charge of $29.0 million in December 2008. Non-interest expense increased $9.9 million, excluding the goodwill impairment, primarily due to a full year of operations after the acquisition of MFB in the third quarter of 2008. Increase in salaries and employee benefits of $3.9 million, net occupancy expenses of $891,000, equipment expenses of $150,000, data processing fees of $319,000, advertising and promotion $69,000, ATM expense of $127,000, professional fees of $158,000, software, subscriptions and maintenance of $368,000 and other expenses of $940,000 are directly related to the acquisition of MFB. Increases in deposit insurance of $1.8 million is due to a $630,000 special assessment as of June 30, 2009, increases in premium rates required to be paid and increases in deposits as a result of the acquisition and organic growth. An increase in repossessed asset expense of $1.1 million is directly related to the increased repossessed assets being held by the bank and to the current economic challenges.

Income Tax Expense. Income tax expense increased $8.7 million in 2009 compared to the year ended 2008. The increase was due primarily to increased taxable income. The effective tax rate also increased to 6.3% due to a lower percentage of non-taxable income to total income before income tax and an decreased percentage of low income housing tax credits to taxable income when comparing the year ended 2009 to the year ended 2008.

Comparison of Results of Operations for Years Ended December 31, 2008 and 2007.

General. Net loss for the year ended December 31, 2008 was $22.1 million, or $4.22 for basic and diluted loss per common share. This compared to net income in 2007 of $4.2 million, or $1.03 for basic and $1.02 for diluted earnings per common share. Annualized return on average assets was negative 7.13% and return on average tangible equity was negative 108.92% for year end 2008 compared to .44% and 5.86%, respectively, for 2007.

Net Interest Income. Net interest income before the provision for loan losses increased $9.4 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. Average interest earning assets increased $175.5 million, or 20.3% and the net interest margin increased by 43 basis points from 2.79% for the year ended December 31, 2007 to 3.22% for 2008 primarily due to the acquisition of MFB and the declining rate environment.

Interest Income. Interest income increased $8.8 million to $65.2 million at December 31, 2008, compared to $56.4 million at December 31, 2007. The increase in interest income during the year ended December 31, 2008 was due to an increase in average earning assets of $175.5 million due to the acquisition of MFB. This increase was partially offset by a 26 basis point decrease in the average yield on our earning assets from 6.52% in 2007 to 6.26% in 2008 as a result of decreasing market interest rates.

Interest Expense. Interest expense decreased $588,000, or 1.8% to $31.6 million at December 31, 2008, from $32.2 million at December 31, 2007. The decrease in interest expense was due to a decrease in interest rates which lead to a decline of 76 basis points on interest-bearing liabilities from 4.02% for the year ended December 31, 2007 to 3.26% for the year ended December 31, 2008. This decrease was partially offset by an increase in average interest-bearing liabilities of $169.7 million as a result of the acquisition of MFB. Interest expense on deposits decreased $3.1 million due to an 88 basis point decline in average rates paid. This decrease was partially offset by increases in average interest-bearing deposits of $91.6 million. Interest expense on borrowings increased $2.5 million due to an increase in average borrowings of $78.1 million, partially offset by a 65 basis point decrease in average rate.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2008 was $7.0 million, compared to $2.2 million for 2007. Non-performing loans to total loans at December 31, 2008 were 1.93% compared to 1.29% at December 31, 2007. Non-performing assets to total assets were 1.92% at December 31, 2008 compared to 1.35% at December 31, 2007. The increase in provision was due primarily to deteriorated asset quality, a weakened economy and an increased loan portfolio due to the acquisition of MFB.

Other Income. Non-interest income decreased $1.2 million, or 16.1%, to $6.5 million in 2008, compared to $7.8 million for 2007. The decrease was due primarily to a loss related to the sale of the AMF Ultra Funds of $2.6 million, a $1.2 million write down on two trust preferred securities, a $200,000 write-down on a Lehman's corporate bond, a $329,000 loss on the sale of a title insurance subsidiary, and a $500,000 impairment charge on mortgage servicing rights. These decreases were offset by increases in fees and service charges on deposit accounts of $1.4 million and commission income of $795,000 due primarily to the acquisition of MFB in the third quarter of 2008, and increases in gains on sale of loans of $1.0 million primarily due to the sale of $92.9 million of fixed rate mortgage loans in 2008.

Other Expense. Non-interest expense increased $38.5 million to $63.6 million for the year ended December 31, 2008 compared to $25.2 million for 2007. The increase was due primarily to a goodwill impairment charge of $29.0 million. Management engaged a third party business valuation specialist to perform the annual impairment test of goodwill. The step one impairment test indicated the fair value of the reporting unit was below the carrying value as of December 31, 2008. The step two impairment test was performed by allocating the fair value of the Company to all of the assets and liabilities of the reporting unit to determine the implied fair value of the Company. Management determined the carrying amount of goodwill exceeded, in its entirety, the implied fair value of goodwill. Other expenses also increased due to increases in salaries and employee benefits of $4.4 million, increases in occupancy, equipment, data processing and ATM expense of $1.1 million, increases in marketing expense of $574,000, increases in professional fees of $369,000, increases in software subscriptions and maintenance of $494,000, increases in amortization of intangibles of $559,000 and increases in other expenses, such as supplies, postage and repossessed asset expense of $2.1 million. These increases were primarily due to the acquisition of MFB Corp. and rebranding of the Bank in 2008.

Income Tax Expense. Income tax expense decreased $8.8 million in 2008 compared to the year ended 2007. The decrease was due primarily to decreased taxable income. The effective tax rate also decreased due to a higher percentage of non-taxable income to total income before income tax and an increased percentage of low income housing tax credits to taxable income when comparing the year ended 2008 to the year ended 2007.

Liquidity

Liquidity management is both a daily and long-term function of the management of the Company and the Bank. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including mortgage-backed securities. The Bank uses its sources of funds primarily to meet its ongoing commitments, pay maturing deposits, fund deposit withdrawals and fund loan commitments.

Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets at levels adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to ensure that adequate liquidity is maintained.

We maintain cash and investments that qualify as liquid assets to maintain adequate liquidity to ensure safe and sound operation and meet demands for funds (particularly withdrawals of deposits). At December 31, 2009, the Company had $177.3 million in cash and investment securities available for sale and $2.5 million in loans held for sale generally available for its cash needs. We can also generate funds from borrowings, primarily Federal Home Loan Bank advances and, to a lesser degree, third party loans. At December 31, 2009, the Bank had the ability to borrow an additional $82.4 million in Federal Home Loan Bank advances. In addition, we have historically sold 30 year fixed-rate mortgage loans in the secondary market in order to reduce interest rate risk and to create another source of liquidity. The Company utilizes dividends from the Bank as a source of funds to service debt and meet obligations of the Company. These dividends, however, require regulatory approval.

Our liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize Federal Home Loan Bank advances to leverage our capital base and provide funds for our lending and investment activities, and to enhance our interest rate risk management.

We use our sources of funds primarily to meet ongoing commitments, pay maturing deposits and fund withdrawals, and to fund loan commitments. At December 31, 2009, the approved outstanding loan commitments, including unused lines of credit, amounted to $150.5 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2009, totaled $383.7 million. It is management's policy to manage deposit rates that are competitive with other local financial institutions. Based on this management strategy, we believe that a majority of maturing deposits will remain with the Bank.

Except as set forth above, management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on liquidity, capital resources or operations. Further, management is not aware of any current recommendations by regulatory agencies, which, if they were to be implemented, would have this effect.

Off-Balance Sheet Activities

In the normal course of operations, the Bank engages in a variety of financial transactions that are not recorded in our financial statements. These transactions involve varying degrees of off-balance sheet credit, interest rate and liquidity risks. These transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For the year ended December 31, 2009, we engaged in no off-balance sheet transactions likely to have a material effect on our financial condition, results of operations or cash flows.

The following table presents our contractual obligations (excluding deposit products).

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(Dollars in thousands)				
Contractual Obligations					
Federal Home Loan Bank Advances	$ 197,960	$ 92,923	$ 95,867	$ 7,460	$ 1,710
Notes Payable	226	226	—	—	—
Other Borrowings	13,888	764	2,549	6,687	3,888
Total	$ 212,074	$ 93,913	$ 98,416	$ 14,147	$ 5,598

Capital

Consistent with our goals to operate a sound and profitable financial organization, MutualBank actively strives to remain a "well-capitalized" institution in accordance with regulatory standards. Total stockholders' equity of *MutualFirst* Financial, Inc. was $129.7 million at December 31, 2009, or 9.3% of total assets on that date. As of December 31, 2009, MutualBank exceeded all capital requirements of the OTS, with regulatory capital ratios as follows: core capital, 9.4%; Tier I risk-based capital, 11.6%; and total risk-based capital, 12.8%. The regulatory capital requirements to be considered well-capitalized are 5.0%, 6.0% and 10.0%, respectively.

Impact of Inflation

The effects of price changes and inflation can vary substantially for most financial institutions. While management believes that inflation affects the growth of total assets, it believes that it is difficult to assess the overall impact. Management believes this to be the case due to the fact that generally neither the timing nor the magnitude of the inflationary changes in the consumer price index ("CPI") coincides with changes in interest rates. The price of one or more of the components of the CPI may fluctuate considerably and thereby influence the overall CPI without having a corresponding affect on interest rates or upon the cost of those goods and services normally purchased by the Bank. In years of high inflation and high interest rates, intermediate and long-term interest rates tend to increase, thereby adversely impacting the market values of investment securities, mortgage loans and other long-term fixed rate loans. In addition, higher short-term interest rates caused by inflation tend to increase the cost of funds. In other years, the opposite may occur.

Critical Accounting Policies

The notes to the consolidated financial statements in Item 8 of this Form 10-K contain a summary of *MutualFirst*'s significant accounting policies. Certain of these policies are important to the portrayal of *MutualFirst*'s financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses, the valuation of foreclosed assets, mortgage servicing rights and real estate held for development and the valuation of intangible assets.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. A worsening or protracted economic decline would increase the likelihood of additional losses due to credit and market risk and could create the need for additional loss reserves.

Allowance for Loan Losses. The allowance for loan losses is a significant estimate that can and does change based on management's assumptions about specific borrowers and current general economic and business conditions, among other factors. Management reviews the adequacy of the allowance for loan losses on at least a quarterly basis. The evaluation by management includes consideration of past loss experience, changes in the composition of the loan portfolio, the current condition and amount of loans outstanding, identified problem loans and the probability of collecting all amounts due.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. A worsening or protracted economic decline would increase the likelihood of additional losses due to credit and market risk and could create the need for additional loss reserves.

Foreclosed Assets. Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. Management estimates the fair value of the properties based on current appraisal information. Fair value estimates are particularly susceptible to significant changes in the economic environment, market conditions, and real estate market. A worsening or protracted economic decline would increase the likelihood of a decline in property values and could create the need to write down the properties through current operations.

Mortgage Servicing Rights. Mortgage servicing rights ("MSRs") associated with loans originated and sold, where servicing is retained, are capitalized and included in other assets in the consolidated balance sheet. The value of the capitalized servicing rights represents the fair value of the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and is recorded as a reduction in loan servicing fee income.

Intangible Assets. *MutualFirst* periodically assesses the impairment of its core deposit intangible. Impairment is the condition that exists when the carrying amount of exceeds its implied fair value. If actual external conditions and future operating results differ from *MutualFirst's* judgments, impairment and/or increased amortization charges may be necessary to reduce the carrying value of these assets to the appropriate value.

Securities. Under FASB Codification Topic 320 (ASC 320), *Investments-Debt and Equity Securities*, investment securities must be classified as held-to-maturity, available-for-sale or trading. Management determines the appropriate classification at the time of purchase. The classification of securities is significant since it directly impacts the accounting for unrealized gains and losses on securities. Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and the Company has the ability to hold the securities to maturity. Securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair value, with the unrealized holding gains and losses, net of tax, reported in other comprehensive income and do not affect earnings until realized.

The fair values of the Company's securities are generally determined by reference to quoted prices from reliable independent sources utilizing observable inputs. Certain of the Company's fair values of securities are determined using models whose significant value drivers or assumptions are unobservable and are significant to the fair value of the securities. These models are utilized when quoted prices are not available for certain securities or in markets where trading activity has slowed or ceased. When quoted prices are not available and are not provided by third party pricing services, management judgment is necessary to determine fair value. As such, fair value is determined using discounted cash flow analysis models, incorporating default rates, estimation of prepayment characteristics and implied volatilities.

The Company evaluates all securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, for determining if an other-than-temporary impairment (OTTI) exists pursuant to guidelines established in ASC 320. In evaluating the possible impairment of securities, consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial conditions and near-term prospects of the issuer, and the ability and intent of the company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the company may consider whether the securities are issued by the federal government or its agencies or government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

If management determines that an investment experienced an OTTI, management must then determine the amount of the OTTI to be recognized in earnings. If management does not intend to sell the security and it is more likely than not that the Company will not be required to sell the security before recovery of its amortized cost basis less any current period loss, the OTTI will be separated into the amount representing the credit loss and the amount related to all other factors. The amount of OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the OTTI related to other factors will be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings will become the new amortized cost basis of the investment. If management intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI will be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. Any recoveries related to the value of these securities are recorded as an unrealized gain (as other comprehensive income (loss) in shareholders' equity) and not recognized in income until the security is ultimately sold.

The Company from time to time may dispose of an impaired security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds can be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

Deferred Tax Asset. The Company has evaluated its deferred tax asset to determine if it is more likely than not that the asset will be utilized in the future. The Company's evaluation indicated that it is more likely than not that the asset will be fully utilized. The Company has generated average positive pre-tax pre-provision earnings of $8.1 million, or .71% of pre-tax pre-provision ROA over the previous 5 years, after excluding the goodwill impairment in 2008. Over the last 5 years, the Company has grown and at its current asset size, the pre-tax pre-provision earnings would be approximately $9.9 million using the same historical pre-tax pre-provision ROA. These earnings would be sufficient to utilize the net operating losses, tax credit carryforwards and temporary tax differences over the allowable periods. The valuation allowance established in 2009 and 2008 is the result of capital losses sustained in those years with no tax benefit recorded. The analysis supports no further valuation is necessary.

At the end of 2009, the Company had $1.2 million in capital losses down from $1.6 million in 2008 as capital gains from the sale of a building and investments generated the reduction. The Company plans to generate the capital gains needed to offset the remaining capital loss through capital gains on possible sale of buildings, investments, and deferred tax liabilities that can generate capital gain income prior to losing the ability to utilize the capital losses. The Company will also avoid taking any book tax benefit on future capital losses without capital gains to offset the current capital losses. See Note 17 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Income Tax Accounting. We file a consolidated federal income tax return. The provision for income taxes is based upon income in our consolidated financial statements, rather than amounts reported on our income tax return. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on our deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Asset and Liability Management and Market Risk

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally is established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is one of our most significant market risks.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk, we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

In order to minimize the potential for adverse effects of material and prolonged changes in interest rates on our results of operations, we adopted asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. MutualBank's Board of Directors sets and recommends asset and liability policies, which are implemented by the Asset and Liability Management Committee. The Asset and Liability Management Committee is chaired by the chief financial officer and is comprised of members of our senior management. The purpose of the Asset and Liability Management Committee is to communicate, coordinate and control asset/liability management issues consistent with our business plan and board-approved policies. This committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources consistent with liquidity, capital adequacy, growth, risk and profitability goals. The Asset and Liability Management Committee generally meets monthly to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to a net present value of portfolio equity analysis and income simulations. At each meeting, the Asset and Liability Management Committee recommends appropriate strategy changes based on this review. The chief financial officer is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Board of Directors, at least quarterly.

In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have sought to:

- Originate and purchase adjustable rate mortgage loans and commercial business loans,
- Originate shorter-duration consumer loans,
- Manage our deposits to establish stable deposit relationships,
- Acquire longer-term borrowings at fixed rates, when appropriate, to offset the negative impact of longer-term fixed rate loans in our loan portfolio, and
- Limit the percentage of long-term fixed-rate loans in our portfolio.

Depending on the level of general interest rates, the relationship between long and short-term interest rates, market conditions and competitive factors, the Asset and Liability Management Committee may increase our interest rate risk position somewhat in order to maintain our net interest margin. We will continue to increase our emphasis on the origination of relatively short-term and/or adjustable rate loans. In addition, in an effort to avoid an increase in the percentage of long-term fixed-rate loans in our portfolio, in 2009, we sold $160.0 million of fixed rate, one- to four-family mortgage loans with a term to maturity of over 10 years in the secondary market.

The Asset and Liability Management Committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by our board of directors.

An internal asset-liability model provides MutualBank with the information presented in the following tables. The tables present the change in our net portfolio value at December 31, 2009 and 2008 that would occur upon an immediate and sustained change in market interest rates of 100 to 300 basis points as required by the OTS, and do not give any effect to actions that management might take to counteract that change. The changes in net portfolio value under all rate changes shown were within guidelines approved by the board of directors.

December 31, 2009

	Net Portfolio Value (Dollars in thousands)			NPV as % of PV of Assets	
Changes In Rates	**$ Amount**	**$ Change**	**% Change**	**NPV Ratio**	**Change**
+300bp	162,643	-38,114	-19 %	12.26 %	-180bp
+200bp	180,333	-20,424	-10 %	13.23 %	-82bp
+100bp	190,330	-10,426	-5 %	13.66 %	-40bp
0bp	200,757			14.06 %	
-100bp	NM	NM	NM	NM	NM
-200bp	NM	NM	NM	NM	NM
-300bp	NM	NM	NM	NM	NM

December 31, 2008

	Net Portfolio Value (Dollars in thousands)			NPV as % of PV of Assets	
Changes In Rates	**$ Amount**	**$ Change**	**% Change**	**NPV Ratio**	**Change**
+300bp	168,752	-16,815	-9%	12.65%	-50bp
+200bp	178,643	-6,924	-4%	13.12%	-3bp
+100bp	185,612	45	0%	13.37%	22bp
0bp	185,567			13.15%	
-100bp	NM	NM	NM	NM	NM
-200bp	NM	NM	NM	NM	NM
-300bp	NM	NM	NM	NM	NM

NM= Not meaningful due to certain market interest rates that would be below zero at that level of rate shock.

The internal asset-liability model uses certain assumptions in assessing the interest rate risk of MutualBank. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market value of certain assets under differing interest rate scenarios, among others.

The increase in the interest rate sensitivity at December 31, 2009 compared to December 31, 2008 is a result of an increased slope on the yield curve in 2009 as certain market interest rates increased on the longer end of the curve.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the tables.

Item 8. Financial Statements and Supplementary Data

MutualFirst Financial, Inc.

Accountants' Report and Consolidated Financial Statements

December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
MutualFirst Financial, Inc.
Muncie, Indiana

We have audited the accompanying consolidated balance sheets of *MutualFirst* Financial, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *MutualFirst* Financial, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

BKD, LLP

Indianapolis, Indiana
March 18, 2010

MutualFirst Financial, Inc.

Consolidated Balance Sheets
December 31, 2009 and 2008

	2009	2008
Assets		
Cash and due from banks	$ 27,245,633	$ 21,654,283
Interest-bearing demand deposits	19,095,264	18,049,169
Cash and cash equivalents	46,340,897	39,703,452
Investment securities available for sale	130,913,670	77,254,925
Investment securities held to maturity	8,147,407	9,675,891
Total investment securities	139,061,077	86,930,816
Loans held for sale	2,520,546	1,541,110
Loans, net of allowance for loan losses of $16,414,000 and $15,107,000	1,059,694,135	1,113,132,480
Premises and equipment	34,556,318	36,500,979
Federal Home Loan Bank stock	18,631,500	18,631,500
Investment in limited partnerships	4,160,629	4,560,690
Deferred income tax benefit	19,514,151	21,237,513
Cash value of life insurance	44,247,277	42,637,240
Prepaid FDIC premiums	5,907,149	—
Core deposit and other intangibles	5,881,075	7,406,572
Other assets	18,519,603	16,545,134
Total assets	$ 1,399,034,357	$ 1,388,827,486
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing	$ 98,024,890	$ 93,393,362
Interest-bearing	947,171,169	869,120,808
Total deposits	1,045,196,059	962,514,170
Federal Home Loan Bank advances	197,960,396	263,112,728
Other borrowings	14,113,526	15,991,690
Other liabilities	12,037,299	16,693,959
Total liabilities	1,269,307,280	1,258,312,547
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, $.01 par value		
Authorized - 5,000,000 shares		
Issued and outstanding - 32,382 and 32,382 shares; liquidation preference $1,000 per share	324	324
Common stock, $.01 par value		
Authorized - 20,000,000 shares		
Issued and outstanding - 6,984,754 and 6,984,754 shares	69,847	69,847
Additional paid-in capital - preferred stock	31,645,814	31,461,848
Additional paid-in capital - common stock	72,485,756	72,610,939
Retained earnings	28,654,285	29,989,003
Accumulated other comprehensive loss	(1,857,723)	(2,027,956)
Unearned benefit plan shares	(1,271,226)	(1,589,066)
Total stockholders' equity	129,727,077	130,514,939
Total liabilities and stockholders' equity	$ 1,399,034,357	$ 1,388,827,486

MutualFirst Financial, Inc.

Consolidated Statements of Income

Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Interest and Dividend Income			
Loans receivable	$ 65,864,742	$ 61,127,725	$ 53,686,297
Investment securities	5,628,312	3,213,272	2,110,916
Federal Home Loan Bank stock	310,589	719,886	461,949
Deposits with financial institutions	48,665	118,064	114,596
Total interest and dividend income	71,852,308	65,178,947	56,373,758
Interest Expense			
Deposits	20,870,515	21,416,502	24,498,471
Federal Home Loan Bank advances	8,762,340	9,698,795	7,656,748
Other interest expense	991,472	523,793	71,833
Total interest expense	30,624,327	31,639,090	32,227,052
Net Interest Income	41,227,981	33,539,857	24,146,706
Provision for loan losses	6,500,000	7,020,000	2,240,000
Net Interest Income After Provision for Loan Losses	34,727,981	26,519,857	21,906,706
Other Income			
Service fee income	7,457,642	6,256,694	4,831,161
Net realized gain (loss) on sales of available-for-sale securities	754,990	(2,365,531)	—
Commissions	3,046,798	1,796,332	1,000,687
Equity in gains (losses) of limited partnerships	108,081	(157,575)	(99,654)
Net gains on sales of loans	2,377,222	1,438,626	390,778
Net servicing fees	244,807	(298,473)	81,033
Increase in cash value of life insurance	1,573,096	1,322,724	1,230,000
Other-than-temporary losses on securities			
Total other-than-temporary losses	(5,335,121)	(1,350,000)	—
Portion of loss recognized in other comprehensive income (before taxes)	2,779,828	—	—
Net impairment losses recognized in earnings	(2,555,293)	(1,350,000)	—
Other income (loss)	146,359	(120,503)	336,554
Total other income	13,153,702	6,522,294	7,770,559
Other Expenses			
Salaries and employee benefits	23,046,656	19,117,989	14,758,489
Net occupancy expenses	2,802,258	1,911,495	1,549,331
Equipment expenses	1,780,267	1,629,898	1,318,932
Data processing fees	1,510,194	1,191,655	1,058,357
Advertising and promotion	1,529,744	1,461,225	887,237
Automated teller machine expense	1,094,893	968,078	723,128
Deposit Insurance	2,262,697	512,129	83,086
Professional fees	1,291,389	1,133,012	764,007
Software subscriptions and maintenance	1,378,329	1,010,518	516,503
Repossessed asset expenses	2,025,182	875,223	609,042
Goodwill impairment	—	28,968,993	—
Other expenses	5,785,596	4,845,170	2,887,311
Total other expenses	44,507,205	63,625,385	25,155,423
Income (Loss) Before Income Tax	3,374,478	(30,583,234)	4,521,842
Income tax expense (benefit)	211,000	(8,485,000)	295,700
Net Income (Loss)	3,163,478	(22,098,234)	4,226,142
Preferred stock dividends and amortization	1,803,064	31,482	—
Net Income (Loss) Available to Common Shareholders	$ 1,360,414	$ (22,129,716)	$ 4,226,142
Earnings Per Share			
Basic	$ 0.20	$ (4.22)	$ 1.03
Diluted	0.20	(4.22)	1.02

See Notes to Consolidated Financial Statements

MutualFirst Financial, Inc.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2009, 2008 and 2007

	Preferred Stock	Paid-in Capital Preferred	Common Stock	Paid-in Capital Common	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Benefit Plan Shares	Total
Balances, January 1, 2007	$ —	$ —	$ 43,666	$ 33,101,586	$ 56,698,546	$ (354,734)	$ (2,224,746)	$ 87,264,318
Comprehensive income								
Net income					4,226,142			4,226,142
Other comprehensive income, net of tax - unrealized holding gains on securities						(59,646)		(59,646)
Total comprehensive income								4,166,496
Cash dividends ($.60 per share)					(2,440,121)			(2,440,121)
Exercise of stock options			154	208,459				208,613
Stock repurchased			(1,554)	(1,032,936)	(1,758,782)			(2,793,272)
RRP shares earned				21,056				21,056
Tax benefit on stock options and RRP shares				3,382				3,382
ESOP shares earned				265,538			317,840	583,378
Balances, December 31, 2007			42,266	32,567,085	56,725,785	(414,380)	(1,906,906)	87,013,850
Comprehensive loss								
Net loss					($22,098,234)			(22,098,234)
Other comprehensive income, net of tax - unrealized holding losses on securities						(1,503,877)		(1,503,877)
Total comprehensive loss								(23,602,111)
Preferred stock issued	324	31,461,848		919,828				32,382,000
Common stock issued in acquisition, net of costs			29,117	39,758,791				39,787,908
Cash dividends ($.64 per share)					(3,489,747)			(3,489,747)
Stock repurchased			(1,536)	(660,334)	(1,148,801)			(1,810,671)
RRP shares earned				21,056				21,056
Tax expense on stock options and RRP shares				(20,529)				(20,529)
ESOP shares earned				25,042			317,840	342,882
Other adjustment						(109,699)		(109,699)
Balances December 31, 2008	324	31,461,848	69,847	72,610,939	29,989,003	(2,027,956)	(1,589,066)	130,514,939
Comprehensive loss								
Net income					3,163,478			3,163,478
Other comprehensive income, net of taxes								
Unrealized holding gains on available-for-sale securities						1,985,376		1,985,376
Unrealized holding losses on available-for-sale securities for which a portion of an other-than-temporary impairment has been recognized in income						(1,689,510)		(1,689,510)
Unrealized gain on derivative used for cash flow hedge						29,348		29,348
Unrealized loss on defined benefit plan						(154,981)		(154,981)
Total comprehensive income								3,333,711
Stock options				13,401				13,401
Cash dividends, common stock ($.42 per share)					(2,866,034)			(2,866,034)
Cash dividends, preferred stock (5%)					(1,448,196)			(1,448,196)
Tax expense on stock options and RRP shares				(35,559)				(35,559)
ESOP shares earned				(103,025)			317,840	214,815
Accretion of discount on preferred stock		183,966			(183,966)			
Balances December 31, 2009	$ 324	$ 31,645,814	$ 69,847	$ 72,485,756	$ 28,654,285	$ (1,857,723)	$ (1,271,226)	$ 129,727,077

See Notes to Consolidated Financial Statements

MutualFirst Financial, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Operating Activities			
Net income (loss)	$ 3,163,478	$ (22,098,234)	$ 4,226,142
Items not requiring (providing) cash			
Provision for loan losses	6,500,000	7,020,000	2,240,000
Impairment of goodwill	—	28,968,993	—
Depreciation and amortization	4,561,919	2,812,118	2,554,786
Deferred income tax	1,471,381	(9,121,613)	(758,000)
Loans originated for sale	(160,998,914)	(41,018,545)	(24,427,954)
Proceeds from sales of loans held for sale	160,817,418	41,737,644	24,262,686
Gain on loans held for sale	(2,377,222)	(1,438,626)	(390,778)
(Gain) loss on sale of available for sale	(541,992)	2,365,531	—
Loss on impairment of securities	2,555,293	1,350,000	—
Gain on sale of premises and equipment	(187,651)	—	—
Other equity adjustments	214,815	384,467	601,052
Change in			
Prepaid FDIC premiums	(5,907,149)	—	—
Interest receivable and other assets	2,093,289	1,811,318	10,356
Interest payable and other liabilities	(3,197,149)	(387,104)	1,463,546
Cash value of life insurance	(1,573,096)	(1,322,724)	(1,230,000)
Other adjustments	(925,984)	547,009	434,930
Net cash provided by operating activities	5,668,436	11,610,234	8,986,766
Investing Activities			
Net change in interest earning deposits	—	100,000	193,000
Purchases of securities			
Available for sale	(84,539,462)	(59,806,429)	(7,810,905)
Held to maturity	(500,000)	—	—
Proceeds from redemption-in-kind - investments	—	2,282,409	—
Proceeds from maturities and paydowns of securities			
Available for sale	19,079,510	9,342,878	4,357,422
Held to maturity	1,577,833	348,629	--
Proceeds from sales of securities available for sale	11,167,302	21,519,205	802,748
Net change in loans	38,722,418	4,435,817	(2,214,872)
Proceeds from sales of loans transferred to held for sale	—	51,577,741	—
Proceeds from sale of premises and equipment	1,033,151	—	—
Purchases of premises and equipment	(1,091,423)	(3,422,071)	(2,146,757)
Proceeds from real estate owned sales	1,841,994	1,781,701	1,314,027
Cash received (paid) in acquisition, net	—	331,065	(515,257)
Other investing activities	2,916,496	(61,895)	100,671
Net cash provided by (used in) investing activities	(9,792,181)	28,429,050	(5,919,923)
Financing Activities			
Net change in			
Noninterest-bearing, interest-bearing demand and savings deposits	20,106,823	(19,540,396)	(543,777)
Certificates of deposits	62,575,065	(16,808,138)	(36,407,524)
Proceeds from FHLB advances	63,100,000	500,225,000	466,550,000
Repayment of FHLB advances	(127,290,189)	(521,337,084)	(432,014,627)
Proceeds from other borrowings	10,000,000	11,500,000	3,907,394
Repayment of other borrowings	(11,921,210)	(4,383,382)	(433,760)
Proceeds from issuance of preferred stock	—	32,382,000	—
Stock repurchased	—	(1,810,671)	(2,793,272)
Cash dividends	(4,314,230)	(3,489,747)	(2,440,121)
Other financing activities	(1,495,069)	(721,585)	(157,857)
Net cash provided by (used in) financing activities	10,761,190	(23,984,003)	(4,333,544)
Net Change in Cash and Cash Equivalents	6,637,445	16,055,281	(1,266,701)
Cash and Cash Equivalents, Beginning of Year	39,703,452	23,648,171	24,914,872
Cash and Cash Equivalents, End of Year	$ 46,340,897	$ 39,703,452	$ 23,648,171
Additional Cash Flows Information			
Interest paid	$ 31,548,480	$ 31,989,878	$ 31,589,021
Income tax paid	550,000	900,000	445,000
Transfers from loans to foreclosed real estate	7,172,727	3,138,785	1,970,782
Mortgage servicing rights capitalized	1,579,282	823,032	241,131
Redemption in kind - investments	—	9,934,943	—

See Notes to Consolidated Financial Statements

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 1: Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of *MutualFirst* Financial, Inc. (Company) and its wholly owned subsidiary, MutualBank (Bank) and the Bank's wholly owned subsidiaries, Mishawaka Financial Services, Mutual Federal Investment Company and the wholly owned subsidiary of Mutual Federal Investment Company, Mutual Federal REIT, Inc., conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership of the Bank. The Bank operates under a federal thrift charter and provides full banking services. As a federally chartered thrift, the Bank is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

The Bank generates mortgage, consumer and commercial loans and receives deposits from customers located primarily in north central Indiana. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Mutual Federal Investment Company invests in various investment securities and loans through Mutual Federal REIT, Inc.

Consolidation - The consolidated financial statements include the accounts of the Company, the Bank, and the Bank's subsidiaries, after elimination of all material intercompany transactions.

Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009 and 2008, cash equivalents consisted primarily of money market accounts with brokers and checking accounts with government sponsored entities.

Effective October 3, 2008, the FDIC's insurance limits increased to $250,000. The increase in federally insured limits is currently set to expire December 31, 2013. At December 31, 2009, the Company's cash accounts exceeded federally insured limits by approximately $14,718,000. The Company also had uninsured accounts of approximately $10,524,000 primarily at the Federal Reserve and Federal Home Loan Bank.

Investment Securities - Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Effective April 1, 2009, the Company adopted new accounting guidance related to recognition and presentation of other-than-temporary impairment (ASC 320-10). When the Company does not intend to sell a debt security, and it is more likely than not the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

As a result of this guidance, the Company's consolidated statement of income as of December 31, 2009, reflects the full impairment (that is, the difference between the security's amortized cost basis and fair value) on debt securities that the Company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale and held-to-maturity debt securities that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the noncredit loss is recognized in accumulated other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections.

Prior to the adoption of the recent accounting guidance on April 1, 2009, management considered, in determining whether other-than-temporary impairment exists, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the entity does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other than temporary even if a decision to sell has not been made.

Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans held for sale are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days are not considered impaired. Certain significant nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual maturity of the loans.

Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent. The allowance is increased by the provision for loan losses, which is charged against current period operating results. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2009, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets which range from 3 to 50 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank (FHLB) system. The required investment in the common stock is based on a predetermined formula and is carried at cost.

Mortgage servicing rights on originated loans that have been sold are recorded at fair value. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair values.

Investment in limited partnerships is recorded primarily on the equity method of accounting. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying amount. The benefits of low income housing tax credits associated with the investment are accrued when earned.

Deferred tax assets are evaluated on a quarterly basis for recoverability based on all available evidence. This process involves significant management judgment about assumptions that are subject to change from period to period based on changes in tax laws or variances between our future projected operating performance and our actual results. We are required to establish a valuation allowance for deferred tax assets if we determine, based on available evidence at the time the determination is made, that it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the more-likely-than-not criterion, we evaluate all positive and negative available evidence as of the end of each reporting period. Future adjustments to the deferred tax asset valuation allowance, if any, will be determined based upon changes in the expected realization of the net deferred tax assets. The realization of the deferred tax assets ultimately depends on the existence of sufficient taxable income in either the carry back or carry forward periods under applicable tax laws. Due to significant estimates utilized in establishing the valuation allowance and the potential for changes in facts and circumstances, it is reasonably possible that we will be required to record adjustments to the valuation allowance in the near term if estimates of future taxable income during the carry forward period are reduced. Such a charge could have a material adverse effect on our results of operations, financial condition, and capital position.

Intangible assets are being amortized on an accelerated basis over periods ranging from five to eleven years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

As of December 31, 2008, the total balance of goodwill was considered impaired and it was written off completely.

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with the Bank.

Earnings per share is computed based upon the weighted-average common and common equivalent shares outstanding during each year. Unearned ESOP shares and RRP shares which have not vested have been excluded from the computation of average shares outstanding.

Reclassifications of certain amounts in the 2007 and 2008 consolidated financial statements have been made to conform to the 2009 presentation.

Stock Options are accounted for in accordance with FASB ASC 718, *Stock Compensation*. At December 31, 2009, the Company has a stock-based employee compensation plan, which is described more fully in Note 24.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Current Economic Conditions. The current protracted economic decline continues to present financial institutions with circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair values of investments and other assets, constraints on liquidity and capital and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans.

At December 31, 2009, the Company held $334,752,000 in commercial loans, including $257,368,000 in loans collateralized by commercial and development real estate. Due to national, state and local economic conditions, values for commercial and development real estate have declined significantly, and the market for these properties is depressed.

The accompanying financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses and capital that could negatively impact the Bank's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Note 2: Impact of Accounting Pronouncements

On June 29, 2009, the FASB issued an accounting pronouncement establishing the FASB Accounting Standards Codification TM (the "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. The Company adopted this new accounting pronouncement for the quarterly period ended September 30, 2009, as required, and adoption did not have a material impact on the statements taken as a whole.

In June 2009, the FASB issued new a new standard regarding accounting for transfers and servicing of financial assets and extinguishments of liabilities, and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures.

At the same time, FASB also issued another new standard regarding consolidation of variable interest entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The new standards will require a number of new disclosures. The first enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity's continuing involvement in transferred financial assets. The second will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity's financial statements.

The Federal Reserve is reviewing regulatory capital requirements associated with the adoption of the new accounting standards by financial institutions. In conducting this review, the Federal Reserve is considering a broad range of factors including the maintenance of prudent capital levels, the record of recent bank experiences with off-balance sheet vehicles, and the results of the recent Supervisory Capital Assessment Program (SCAP). As part of the SCAP, participating banking organizations' capital adequacy was assessed using assumptions consistent with standards ultimately included in these two new standards.

The two new standards discussed above will be effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. Early application is not permitted. The Company is currently evaluating the potential impact, if any, of the adoption of these two statements on the Company.

In January 2010, the FASB issued an accounting standard providing additional guidance relating to fair value measurement disclosures. Specifically, companies will be required to separately disclose significant transfers into and out of Level 1 and Level 2 measurements in the fair value hierarchy including when such transfers were recognized and the reasons for those transfers. For Level 3 fair value measurements, the new guidance requires presentation of separate information about purchases, sales, issuances and settlements. Additionally, the FASB also clarified existing fair value measurement disclosure requirements relating to the level of disaggregation, inputs, and valuation techniques. This accounting standard will be effective at the beginning of 2010, except for the detailed Level 3 disclosures, which will be effective at the beginning of 2011. The company is currently evaluating the impact of this standard on its financial statements.

Note 3: Acquisitions

On July 18, 2008, the Bank acquired 100% of the outstanding stock of MFB Corp., the holding company for MFB Financial ("MFB") and MFB Statutory Trust I ("Trust"). MFB Corp. was merged into the Company, and MFB was merged into MutualBank. The Trust was also maintained as a wholly-owned subsidiary of the Company.

The Company issued 2,911,714 shares of its common stock and approximately $11,526,000 in cash to complete the transaction. As a result of the acquisition, the Company will have an opportunity to increase its customer base and continue to increase its market share. The purchase had a recorded acquisition price of $51,985,000, including goodwill of $14,781,000. Additionally, core deposit intangibles totaling $6,645,000 were recognized and will be amortized over approximately 11 years using the sum of the year digits or a weighted average term of 3.8 years. The goodwill generated as a result of this transaction is not deductible for tax purposes.

The combination was accounted for under the purchase method of accounting. All assets and liabilities were recorded at their fair values as of July 18, 2008. The purchase accounting adjustments will be amortized over the life of the respective asset or liability. MFB's results of operations are included in the Company's consolidated income statement beginning July 18, 2008.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands).

Cash and cash equivalents	$	11,179
Investments		23,490
Loans		378,075
Premises and equipment		18,565
Core deposit intangible		6,645
Goodwill		14,781
Other assets		19,263
Total assets acquired		471,998
Deposits		332,075
Borrowings		97,361
Other liabilities		5,346
Total liabilities assumed		434,782
Net assets acquired	$	37,216

The following pro forma information discloses the results of operations as though the merger had taken place at the beginning of the year.

Year Ended December 31		2008
Net Interest Income	$	42,151
Net Income (Loss)	$	(21,202)
Net Income per Share - Combined		
Basic	$	(3.04)
Diluted	$	(3.04)

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 4: Restriction on Cash

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2009 was $4,556,000.

Note 5: Investment Securities

	2009			
Available for Sale Securities	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Mortgage-backed securities	$ 29,175	$ 824	$ (109)	$ 29,890
Collateralized mortgage obligations	85,726	1,874	(571)	87,029
Municipals	9,313	360	(17)	9,656
Small Business Administration	158	—	(1)	157
Corporate obligations	7,321	—	(4,782)	2,539
Marketable equity securities	1,685	—	(42)	1,643
Total investment securities	$ 133,378	$ 3,058	$ (5,522)	$ 130,914
Held to Maturity Securities				
Mortgage-backed securities	$ 4,619	$ 29	$ (1,373)	$ 3,275
Collateralized mortgage obligations	3,028	158	(632)	2,554
Federal agencies	500	4	—	504
Total investment securities	$ 8,147	$ 191	$ (2,005)	$ 6,333

	2008			
Available for Sale Securities	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Mortgage-backed securities	$ 14,771	$ 393	$ (1)	$ 15,163
Collateralized mortgage obligations	43,821	786	(968)	43,639
Federal agencies	499	3	—	502
Municipals	857	—	—	857
Small Business Administration	71	—	(1)	70
Corporate obligations	18,797	9	(3,279)	15,527
Marketable equity securities	1,635	—	(138)	1,497
Total investment securities	$ 80,451	$ 1,191	$ (4,387)	$ 77,255
Held to Maturity Securities				
Mortgage-backed securities	$ 5,498	$ 247	$ (762)	$ 4,983
Collateralized mortgage obligations	4,178	138	(771)	3,545
Total investment securities	$ 9,676	$ 385	$ (1,533)	$ 8,528

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Marketable equity securities consist of shares in mutual funds which invest in government obligations and mortgage-backed securities.

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2009 and 2008 was $35,317,000 and $18,868,000, which is approximately 27 percent and 24 percent of the Company's investment portfolio at those dates. These declines in fair value primarily resulted from changes in market conditions.

Based on evaluation of available evidence, including recent changes in market interest rates, management believes the declines in fair value for these securities, other than those discussed below, are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

During 2009, the Bank determined that four trust preferred securities, one corporate bond, and seven private labeled mortgage backed securities were other than temporarily impaired. The amount of the impairment totaled $2,555,000 and $1,350,000 in 2009 and 2008, respectively and is reflected in the statement of operations.

The following tables show our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 and 2008:

	2009					
	Less than 12 Months		12 Months or More		Total	
Available for Sale	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 8,511	$ (109)	$ —	$ —	$ 8,511	$ (109)
Collateralized mortgage obligations	16,829	(251)	4,609	(320)	21,438	(571)
Municipals	1,025	(17)	—	—	1,025	(17)
Small Business Administration	—	—	157	(1)	157	(1)
Corporate obligations	—	—	2,539	(4,782)	2,539	(4,782)
Marketable equity securities	—	—	1,647	(42)	1,647	(42)
Total temporarily impaired securities	$ 26,365	$ (377)	$ 8,952	$ (5,145)	$ 35,317	$ (5,522)
Held to Maturity						
Mortgage-backed securities	$ 239	$ (559)	$ 1,521	$ (814)	$ 1,760	$ (1,373)
Collateralized mortgage obligations	199	(157)	420	(475)	619	(632)
Total temporarily impaired securities	$ 438	$ (716)	$ 1,941	$ (1,289)	$ 2,379	$ (2,005)

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

	2008					
	Less than 12 Months		12 Months or More		Total	
Available for Sale	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 228	$ (1)	$ —	$ —	$ 228	$ (1)
Collateralized mortgage obligations	3,841	(516)	1,559	(452)	5,400	(968)
Small Business Administration	—	—	71	(1)	71	(1)
Corporate obligations	9,407	(2,100)	2,265	(1,179)	11,672	(3,279)
Marketable equity securities	—	—	1,497	(138)	1,497	(138)
Total temporarily impaired securities	$ 13,476	$ (2,617)	$ 5,392	$ (1,770)	$ 18,868	$ (4,387)
Held to Maturity						
Mortgage-backed securities	$ 3,356	$ (762)	$ —	$ —	$ 3,356	$ (762)
Collateralized mortgage obligations	2,394	(771)	—	—	2,394	(771)
Total temporarily impaired securities	$ 5,750	$ (1,533)	$ —	$ —	$ 5,750	$ (1,533)

Collateralized Mortgage Obligations (CMO)

The unrealized losses on the Company's investment in CMOs were caused by interest rate changes. The Company expects to recover the amortized cost basis over the term of the securities. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is more likely than not the Company will not be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Corporate Obligations

The Company's unrealized loss on investments in corporate obligations primarily relates to investments in pooled trust preferred securities. The unrealized losses were primarily caused by (a) a recent decrease in performance and regulatory capital resulting from exposure to subprime mortgages and (b) a recent sector downgrade by several industry analysts. The Company currently expects some of the securities to settle at a price less than the amortized cost basis of the investment (that is, the Company expects to recover less than the entire amortized cost basis of the security). The Company has recognized a loss equal to the credit loss for these securities, establishing a new, lower amortized cost basis. The credit loss was calculated by comparing expected discounted cash flows based on performance indicators of the underlying assets in the security to the carrying value of the investment. Because the Company does not intend to sell the investment and it is likely the Company will not be required to sell the investments before recovery of its new, lower amortized cost basis, which may be maturity, it does not consider the remainder of the investments to be other-than-temporarily impaired at December 31, 2009.

Other-than-temporary Impairment

Upon acquisition of a security, the Company decides whether it is within the scope of the accounting guidance for beneficial interests in securitized financial assets or will be evaluated for impairment under the accounting guidance for investments in debt and equity securities.

The accounting guidance for beneficial interests in securitized financial assets provides incremental impairment guidance for a subset of the debt securities within the scope of the guidance for investments in debt and equity securities. For securities where the security is a beneficial interest in securitized financial assets, the Company uses the beneficial interests in securitized financial asset impairment model. For securities where the security is not a beneficial interest in securitized financial assets, the Company uses debt and equity securities impairment model.

The Company routinely conducts periodic reviews to identify and evaluate each investment security to determine whether an other-than-temporary impairment has occurred. Economic models are used to determine whether an other-than-temporary impairment has occurred on these securities. While all securities are considered, the securities primarily impacted by other-than-temporary impairment testing are pooled trust preferred and private-label mortgage-backed securities. For each pooled trust preferred and private-label mortgage-backed security in the investment portfolio (including but not limited to those whose fair value is less than their amortized cost basis), an extensive, regular review is conducted to determine if an other-than-temporary impairment has occurred. Various inputs to the economic models are used to determine if an unrealized loss is other-than-temporary.

The Bank's trust preferred securities valuation was prepared by an independent third party. Their approach to determining fair value involved several steps including:

- Detailed credit and structural evaluation of each piece of collateral in the trust preferred securities;
- Collateral performance projections for each piece of collateral in the trust preferred security;
- Terms of the trust preferred structure, as laid out in the indenture; and
- Discounted cash flow modeling.

MutualFirst Financial uses market-based yield indicators as a baseline for determining appropriate discount rates, and then adjusts the resulting discount rates on the basis of its credit and structural analysis of specific trust preferred securities. The primary focus is on the returns a fixed income investor would require in order to allocate capital on a risk adjusted basis. There is currently no active market for pooled trust preferred securities; however, the Company looks principally to market yields for stand-alone trust preferred securities issued by banks, thrifts and insurance companies for which there is an active and liquid market. The next step is to make a series of adjustments to reflect the differences that exist between these products (both credit and structural) and, most importantly, to reflect idiosyncratic credit performance differences (both actual and projected) between these products and the underlying collateral in the specific trust preferred security. Importantly, as part of the analysis described above, MutualFirst considers the fact that structured instruments frequently exhibit leverage not present in stand-alone instruments, and make adjustments as necessary to reflect this additional risk.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The default and recovery probabilities for each piece of collateral were formed based on the evaluation of the collateral credit and a review of historical industry default data and current/near-term operating conditions. For collateral that has already defaulted, the Company assumed no recovery. For collateral that was in deferral, the Company assumed a recovery of 10% of par for banks, thrifts or other depository institutions, and 15% of par for insurance companies. Although the Company conservatively assumed that the majority of the deferring collateral continues to defer and eventually defaults, we also recognize there is a possibility that some deferring collateral may become current at some point in the future.

To determine if the unrealized loss for private-label mortgage-backed securities is other-than-temporary, the Company projects total estimated defaults of the underlying assets (mortgages) and multiplies that calculated amount by an estimate of realizable value upon sale in the marketplace (severity) in order to determine the projected collateral loss. The Company also evaluates the current credit enhancement underlying the bond to determine the impact on cash flows. If the Company determines that a given mortgage-backed security position will be subject to a write-down or loss, the Company records the expected credit loss as a charge to earnings.

Credit Losses Recognized on Investments

Certain debt securities have experienced fair value deterioration due to credit losses, as well as due to other market factors, but are not otherwise other-than-temporarily impaired.

The following table provides information about debt securities for which only a credit loss was recognized in income and other losses are recorded in other comprehensive income.

	Accumulated Credit Losses 2009	Accumulated Credit Losses 2008
Credit losses on debt securities held		
Beginning of year	$ (1,350)	$ —
Additions related to increases in previously recognized other-than-temporary losses	(2,555)	(1,350)
As of December 31,	$ (3,905)	$ (1,350)

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The amortized cost and fair value of securities available for sale at December 31, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2009			
	Available for Sale		Held to Maturity	
Description Securities	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$ 100	$ 100	$ —	$ —
One to five years	—	—	—	—
Five to ten years	2,564	2,709	—	—
After ten years	13,970	9,386	—	—
	16,634	12,195	—	—
Mortgage-backed securities	29,175	29,890	4,619	3,275
Collateralized mortgage obligations	85,726	87,029	3,028	2,554
Marketable equity securities	1,685	1,643	—	—
Small Business Administration	158	157	—	—
Agency	—	—	500	504
Totals	$ 133,378	$ 130,914	$ 8,147	$ 6,333

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $2,071,000 and $1,997,000 at December 31, 2009 and 2008.

Proceeds from sales of securities available for sale during 2009, 2008 and 2007 were $11,167,000, $21,519,000 and $803,000. Gross gains of $542,000, $204,000, and $0 in 2009, 2008 and 2007 were recognized in those sales. In 2009, the realized gain on sale of securities reported also reflects a gain on sale of subsidiary of $137,000 and the sale of Mastercard stock of $75,000. Gross losses of $0, $2,570,000 and $0 in 2009, 2008 and 2007 were recognized on those sales.

Note 6: Fair Values of Financial Instruments

FASB Codification Topic 820 (ASC 820), *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Items Measured at Fair Value on a Recurring Basis

Following is a description of the valuation methodologies and inputs used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. The Company uses a third-party provider to provide market prices on its securities and no securities are priced as Level 1 securities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include mortgage-backed, collateralized mortgage obligations, small business administration, marketable equity, municipal, federal agency and certain corporate obligation securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include certain corporate obligation securities.

Third party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities (Level 2). Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted for specific investment securities but rather relying on investment securities relationship to other benchmark quoted investment securities. Any investment security not valued based upon the methods above are considered Level 3.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

	Fair Value	Fair Value Measurements Using Level 1	Level 2	Level 3
December 31, 2009				
Mortgage-backed securities	$ 29,890	$ —	$ 29,890	$ —
Collateralized mortgage obligations	87,029	—	87,029	—
Municipals	9,656	—	9,656	—
Small Business Administration	157	—	157	—
Corporate obligations	2,539	—	—	2,539
Marketable equity securities	1,643	1,643	—	—
Available-for-sale securities	$ 130,914	$ 1,643	$ 126,732	$ 2,539
December 31, 2008				
Mortgage-backed securities	$ 15,163	$ —	$ 15,163	$ —
Collateralized mortgage obligations	43,639	—	43,639	—
Federal agencies	502	—	502	—
Municipals	857	—	857	—
Small Business Administration	70	—	70	—
Corporate obligations	15,527	—	9,210	6,317
Marketable equity securities	1,497	—	1,497	—
Available-for-sale securities	$ 77,255	$ —	$ 70,938	$ 6,317

The following is a reconciliation of the beginning and ending balances for the years ended December 31, 2009 and 2008 of recurring fair value measurements recognized in the accompanying balance sheet using significant unobservable (Level 3) inputs:

	2009	2008
Beginning balance	$ 6,317	$ 9,923
Total realized and unrealized gains and losses		
Included in net income (loss)	(2,007)	(1,350)
Included in other comprehensive loss	(1,811)	(2,745)
Purchases, issuances and settlements	40	(11)
Transfers in/out of Level 3	—	500
Ending balance	$ 2,539	$ 6,317
Total gains or losses for the period included in net income (loss) attributable to the change in unrealized gains or losses related to assets and liabilities still held at the reporting date	$ 2,007	$ 1,350

Items Measured at Fair Value on a Non-Recurring Basis

From time to time, certain assets may be recorded at fair value on a non-recurring basis. These non-recurring fair value adjustments typically are a result of the application of lower of cost or fair value accounting or a write-down occurring during the period. The following is a description of the valuation methodologies used for certain assets that are recorded at fair value.

Impaired Loans (Collateral Dependent)

Loans for which it is probable that Mutual will not collect all principal and interest due according to contractual terms are measured for impairment. Allowable methods for determining the amount of impairment include estimating fair value include using the fair value of the collateral for collateral dependent loans.

If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value.

Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method.

Other Real Estate Owned

The fair value of real estate is generally determined based on appraisals by qualified licensed appraisers. The appraisers typically determine the value of the real estate by utilizing an income or market valuation approach. If an appraisal is not available, the fair value may be determined by using a cash flow analysis.

Other real estate owned is classified within Level 3 of the fair value hierarchy.

Mortgage Servicing Rights

We initially measure our mortgage servicing rights at fair value, and amortize them over the period of estimated net servicing income. They are periodically assessed for impairment based on fair value at the reporting date. Mortgage servicing rights do not trade in an active market with readily observable prices. Accordingly, the fair value is estimated based on a valuation model which calculates the present value of estimated future net servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds, market discount rates, cost to service, float earnings rates and other ancillary income, including late fees. The fair value measurements are classified as Level 3.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The following table presents the fair value measurement of assets and liabilities measured at fair value on a nonrecurring basis and the level within the ASC 820 fair value hierarchy in which the fair value measurements:

		Fair Value Measurements Using		
	Fair Value	**Level 1**	**Level 2**	**Level 3**
December 31, 2009				
Impaired loans	$ 4,614	$ —	$ —	$ 4,614
Other real estate owned	977	—	—	977
December 31, 2008				
Impaired loans	$ 5,997	$ —	$ —	$ 5,997
Mortgage servicing rights	2,776	—	—	2,776

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

Investment Securities Available-For-Sale - Fair values are based on quoted market prices.

Investment Securities Held-To-Maturity - The fair values of held-to-maturity securities approximate carrying values.

Loans Held For Sale - Fair values are based on quoted market prices.

Loans - The fair value for loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Interest Receivable/Payable - The fair values of interest receivable/payable approximate carrying values.

Deposits - The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Federal Home Loan Bank Advances - The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt for periods comparable to the remaining terms to maturity of these advances.

Other Borrowings - The fair value of these borrowings approximate carrying values.

Advances by Borrowers for Taxes and Insurance - The fair value approximates carrying value.

Off-Balance Sheet Commitments - Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans, and standby letters of credit and are generally of a short-term nature. The fair values of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of these investments are reasonable estimates of the fair value of these financial statements.

The estimated fair values of the Company's financial instruments are as follows:

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Cash and cash equivalents	$ 46,341	$ 46,341	$ 39,703	$ 39,703
Investment securities available-for-sale	130,914	130,914	77,255	77,255
Investment securities held-to-maturity	8,147	6,333	9,676	8,528
Loans held for sale	2,521	2,527	1,541	1,574
Loans	1,059,694	1,086,805	1,113,132	1,144,394
FHLB stock	18,632	18,632	18,632	18,632
Interest receivable	4,376	4,376	5,205	5,205
Liabilities				
Deposits	1,045,196	1,007,530	962,514	974,072
FHLB advances	197,960	194,717	263,113	273,853
Other borrowings	14,114	15,083	15,992	16,813
Interest payable	1,192	1,192	2,116	2,116
Advances by borrowers for taxes and insurance	1,734	1,734	3,229	3,229

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 7: Loans and Allowance

	2009	2008
Real estate loans		
One-to-four family	$ 468,494	$ 519,822
Multi-family	2,621	2,698
Commercial	257,368	250,693
Construction and development	9,817	12,232
	738,300	785,445
Consumer loans		
Auto	18,848	22,715
Home equity	64,930	66,460
Home improvement	42,116	45,339
Mobile home	689	727
Recreational vehicles	81,663	79,884
Boats	45,581	46,928
Other	5,961	6,339
	259,788	268,392
Commercial business loans	77,384	75,290
Total loans	1,075,472	1,129,127
Undisbursed loans in process	(2,546)	(4,372)
Unamortized deferred loan costs, net	3,182	3,484
Allowance for loan losses	(16,414)	(15,107)
Net loans	$ 1,059,694	$ 1,113,132

	2009	2008	2007
Allowance for loan losses			
Balances, January 1	$ 15,107	$ 8,352	$ 8,156
Provision for losses	6,500	7,020	2,240
Allowance acquired in acquisition	—	2,954	—
Recoveries on loans	1,063	1,213	679
Loans charged off	(6,256)	(4,432)	(2,723)
Balances, December 31	$ 16,414	$ 15,107	$ 8,352

At December 31, 2009 and 2008, accruing loans delinquent 90 days or more totaled $1,934,000 and $1,473,000. Non-accruing loans at December 31, 2009 and 2008 were $29,086,000 and $19,998,000.

Impaired loans totaled $28,048,000 and $20,178,000 at December 31, 2009 and 2008, respectively. An allowance for loan losses of $1,463,000 and $781,000 relates to impaired loans of $6,102,000 and $2,973,000 at December 31, 2009 and 2008, respectively. At December 31, 2009, impaired loans of $21,946,000 had no related allowance for loan losses.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Interest of $781,000, $839,000 and $449,000 was recognized on average impaired loans of $22,109,000, $16,481,000 and $9,488,000 for 2009, 2008 and 2007, respectively. Interest of $138,000, $140,000 and $151,000 was recognized on impaired loans on a cash basis during 2009, 2008 and 2007, respectively.

Note 8: Related Party Transactions

The Bank has entered into transactions with certain directors, executive officers and significant shareholders of the Company and Bank and their affiliates or associates ("related parties"). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties was as follows:

Balances, January 1, 2009	$ 7,575
Change in composition	245
New loans, including renewals	1,573
Payments, etc., including renewals	(893)
Balances, December 31, 2009	$ 8,500

Note 9: Premises and Equipment

	2009	2008
Cost		
Land	$ 12,758	$ 13,248
Buildings and land improvements	25,267	25,272
Equipment	13,738	14,381
Total cost	51,763	52,901
Accumulated depreciation and amortization	(17,207)	(16,400)
Net	$ 34,556	$ 36,501

Note 10: Investment In Limited Partnerships

	2009	2008
Pedcor Investments 1990-XIII (99.00 percent ownership)	$ —	$ 625
Pedcor Investments 1997-XXVIII (99.00 percent ownership)	1,981	2,145
Pedcor Investments 1987-XXXI (49.50 percent ownership)	313	361
Pedcor Investments 2000-XLI (50.00 percent ownership)	742	862
Pedcor Investments 2001-LI (9.90 percent ownership)	223	268
Pedcor Investments 2008-CIII (21.50 percent ownership)	902	300
	$ 4,161	$ 4,561

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The limited partnerships build, own and operate apartment complexes. The Company records its equity in the net income or loss of the limited partnerships based on the Company's interest in the partnerships. The Company recorded income (losses) from these limited partnerships of $108,000, $(158,000) and $(100,000) for 2009, 2008 and 2007. In addition, the Company has recorded the benefit of low income housing credits of $874,000, $1,214,000 and $811,000 for 2009, 2008 and 2007. Combined financial statements for the limited partnerships recorded under the equity method of accounting are as follows:

	2009	2008
Combined condensed balance sheets		
Assets		
Cash	$ 573	$ 7,487
Land and property	55,070	43,038
Other assets	2,174	4,693
Total assets	$ 57,817	$ 55,218
Liabilities		
Notes payable	$ 47,878	$ 46,189
Other liabilities	1,087	1,835
Total liabilities	48,965	48,024
Partners' equity (deficit)		
General partners	(3,124)	(3,120)
Limited partners	11,976	10,314
Total partners' equity	8,852	7,194
Total liabilities and partners' equity	$ 57,817	$ 55,218

	2009	2008	2007
Combined condensed statements of operations			
Total revenue	$ 5,394	$ 5,994	$ 4,007
Total expenses	(6,027)	(6,833)	(4,647)
Net loss	$ (633)	$ (839)	$ (640)

Note 11: Intangibles

	2009		2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposits	$ 8,047	$ 2,692	$ 8,047	$ 1,249
Other	675	149	675	66
	$ 8,722	$ 2,841	$ 8,722	$ 1,315

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Amortization expense for the years ended December 31, 2009 and 2008, was $1,525,000 and $805,000, respectively. Estimated amortization expense for each of the following five years is:

2010	$	1,348
2011		1,160
2012		962
2013		782
2014		616
Thereafter		1,013
	$	5,881

Note 12: Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2008, were:

		2008
Balance as of January 1	$	14,188
Goodwill acquired during the year		14,781
Impairment losses		(28,969)
Balance as of December 31	$	—

During the fourth quarter 2008, the decline in the market value of the Company's stock below its book value and the decline in the economic environment in which the Company operates caused management to engage a third party business valuation specialist to perform the annual impairment test of goodwill. The third-party specialist used three methods of evaluation to determine the fair value of the reporting unit. The methods considered comparable transactions based on pricing ratios recently paid in the sale or merger of comparable banking franchises, the Company's trading price and application of an industry based control premium and the present value of projected dividends and a terminal value. The value of each approach was weighted and an overall summary of the Company's fair value was calculated.

The step one impairment test indicated the fair value of the reporting unit was below the carrying amount as of December 31, 2008. The third-party was then engaged to perform step two impairment testing by allocating the fair value of the Company to all of the assets and liabilities of the reporting unit to determine the implied fair value of the Company. The implied fair value of goodwill was then compared to the actual carrying amount of goodwill. From this testing, management determined the carrying amount of goodwill exceeded, in its entirety, the implied fair value of goodwill.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 13: Deposits

	2009	2008
Noninterest-bearing demand	$ 98,025	$ 93,393
Interest-bearing demand	154,431	156,787
Savings	84,553	79,111
Money market savings	60,479	47,584
Certificates and other time deposits of $100,000 or more	212,457	192,445
Other certificates	435,251	393,194
Total deposits	$ 1,045,196	$ 962,514

Certificates, including other time deposits of $100,000 or more, maturing in years ending December 31:

2010	$ 383,707
2011	120,456
2012	49,603
2013	37,956
2014	49,420
Thereafter	6,566
	$ 647,708

Note 14: Federal Home Loan Bank Advances

Maturities Years Ending December 31	
2010	$ 92,923
2011	41,986
2012	40,306
2013	13,575
2014	7,347
Thereafter	1,823
	$ 197,960

At December 31, 2009, the Company has pledged $429,299,000 in qualifying first mortgage loans as collateral for advances and outstanding letters of credit. Advances, at interest rates from 0.57 to 7.33 percent at December 31, 2009, are subject to restrictions or penalties in the event of prepayment.

At December 31, 2009, the Company had a total of $47 million in putable advances with Federal Home Loan Bank.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 15: Other Borrowings

In 2009, the Company borrowed $10,000,000 from First Tennessee Bank, N.A.. The Company borrowed these funds at a fixed rate of 5.90%, with principal and interest payments made quarterly. The loan is collateralized by the Bank's stock. The loan matures in December 2014.

As a condition of the Company's loan agreements with First Tennessee Bank, N.A., *MutualFirst* must maintain an annual ROA of .40%. As of December 31, 2009 the Company was not in compliance with this debt covenant. This covenant has been waived by First Tennessee.

The Company assumed $5,000,000 in debentures as the result of the acquisition of MFB in 2008. In July 2005, MFB formed MFBC Statutory Trust (MFBC), as wholly owned business trust, to sell trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from MFB. The junior subordinated debentures are the sole assets of MFBC and are fully and unconditionally guaranteed by the Company. The junior subordinated debentures and the trust preferred securities pay interest and dividends, respectively, on a quarterly basis. The securities bear a fixed rate of interest of 6.22% for the first five years, resetting quarterly thereafter at the prevailing three-month LIBOR rate plus 170 basis points. In 2009, the Company entered into a forward interest rate swap that will fix the variable rate portion for five years at 5.15%. The Company may redeem the trust preferred securities, in whole or in part, without penalty, on or after September 15, 2010, or earlier upon the occurrence of certain events with the payment of a premium upon redemption. These securities mature on September 15, 2035. The net balance of the note as of December 31, 2009 was $3,888,000 due to the fair value of the note as of the acquisition.

The Bank has a noninterest-bearing, unsecured term note payable to Pedcor Investments 1997-XXVIII, L.P. of $226,000 and $647,000 at December 31, 2009 and 2008 payable in semiannual installments through January 1, 2010. At December 31, 2009 and 2008, the Bank was obligated under an irrevocable direct pay letter of credit for the benefit of a third party in the amount of $223,000 and $628,000, respectively, relating to this note and the financing for an apartment project by Pedcor Investments 1997-XXVIII L.P.

Note Payable Principal Payments Due in Years Ending December 31		
2010	$	989
2011		800
2012		848
2013		901
2014		6,688
Total notes payable	$	10,226

Other borrowings consisted of the following components as of December 31:

		2009		2008
Notes payable	$	10,226	$	12,147
Subordinate debentures		3,888		3,845
Total	$	14,114	$	15,992

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 16: Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans consist of the following:

	2009	2008	2007
Loans serviced for			
Freddie Mac	$ 431,815	$ 384,808	$ 137,973
Fannie Mae	1,589	2,148	1,936
Federal Home Loan Bank	27,012	37,070	33,998
Other investors	2,282	4,064	4,757
	$ 462,698	$ 428,090	$ 178,664

The aggregate fair value of capitalized mortgage servicing rights is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type and interest rates. The fair value of mortgage servicing rights at December 31, 2009 was $3,484,000.

	2009	2008	2007
Mortgage Servicing Rights			
Balances, January 1	$ 3,276	$ 1,126	$ 1,261
Servicing rights capitalized	1,579	823	241
Servicing rights acquired	—	1,844	—
Amortization of servicing rights	(871)	(517)	(376)
	3,984	3,276	1,126
Valuation allowance	(500)	(500)	—
Balances, December 31	$ 3,484	$ 2,776	$ 1,126

The fair value of servicing rights subsequently measured using the amortization method was as follows:

	2009	2008
Mortgage Servicing Rights		
Fair value, beginning of period	$ 2,776	$ 1,629
Fair value, end of period	3,510	2,776

Activity in the valuation allowance for mortgage servicing right was as follows:

	2009	2008	2007
Balance, beginning of year	$ 500	$ —	$ —
Additions	—	500	—
Reductions	—	—	—
Balances, end of year	$ 500	$ 500	$ —

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 17: Income Tax

	2009	2008	2007
Income tax expense (credit)			
Currently payable			
Federal	$ (1,270)	$ 281	$ 1,012
State	9	356	42
Deferred			
Federal	1,481	(7,781)	(691)
State	(9)	(1,341)	(67)
Total income tax expense (credit)	$ 211	$ (8,485)	$ 296
Reconciliation of federal statutory to actual tax expense			
Federal statutory income tax at 34%	$ 1,147	$ (10,398)	$ 1,537
Effect of state income taxes	—	(650)	(17)
Low income housing credits	(874)	(1,214)	(811)
Tax-exempt income	(733)	(539)	(525)
Increase in valuation allowance	615	—	—
Goodwill impairment	—	4,280	—
Other	56	36	112
Actual tax expense (credit)	$ 211	$ (8,485)	$ 296
Effective tax rate	6.25%	(27.74)%	6.50%

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The components of the deferred asset included on the balance sheets are as follows:

	2009	2008
Assets		
Unrealized loss on securities available for sale	$ 843	$ 1,095
Allowance for loan losses	6,815	6,072
Deferred compensation	3,516	3,102
Business tax and AMT credit carryovers	5,386	4,891
Capital loss carryover	1,860	1,627
Net operating loss carryover	2,057	1,940
Goodwill impairment	4,859	5,682
Other	2,582	2,265
Total assets	27,918	26,674
Liabilities		
Depreciation and amortization	(2,036)	(468)
FHLB stock	(731)	(738)
State income tax	(1,044)	(525)
Loan fees	—	(184)
Investments in limited partnerships	(1,830)	(1,649)
Mortgage servicing rights	(1,428)	(1,152)
Total liabilities	(7,069)	(4,716)
Valuation Allowance		
Beginning balance	(720)	—
(Increase) decrease during period	(615)	(720)
Ending balance	(1,335)	(720)
Net deferred tax asset	$ 19,514	$ 21,238

The Company has unused business income tax credits of $5,213,000 that begin to expire in 2024. In addition, the Company has an AMT credit carryover of $173,000 with an unlimited carryover period.

Retained earnings include approximately $14,743,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $5,013,000.

The Company's federal income tax returns have been closed without audit by the IRS through its year ended December 31, 2005.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 18: Other Comprehensive Income (Loss)

	2009		
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Net unrealized gain on securities available-for-sale	$ 1,825	$ (723)	$ 1,102
Less: reclassification adjustment for losses realized in net income	(1,465)	582	(883)
Net unrealized loss on securities available-for-sale for which a portion of an other-than-temporary impairment has been recognized in income	(2,796)	1,107	(1,689)
Net unrealized gain on derivative used for cash flow hedges	44	(15)	29
Net unrealized loss relating to defined benefit plan liability	(257)	102	(155)
Net unrealized gains	$ 281	$ (111)	$ 170

	2008		
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized holding losses arising during the year	$ (6,206)	$ 2,458	$ (3,748)
Less: reclassification adjustment for losses realized in net income	(3,716)	1,472	(2,244)
Net unrealized loss relating to defined benefit plan liability	(182)	72	(110)
Net unrealized losses	$ (2,673)	$ 1,058	$ (1,614)

	2007		
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Unrealized holding losses arising during the year	$ (99)	$ 39	$ (60)
Less: reclassification adjustment for losses realized in net income	—	—	—
Net unrealized losses	$ (99)	$ 39	$ (60)

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The components of accumulated other comprehensive income, included in stockholders' equity, are as follows:

	2009	2008	2007
Net unrealized gain (loss) on securities available-for-sale	$ 331	$ (3,176)	$ (686)
Net unrealized loss on securities available-for-sale for which a portion of an other-than-temporary impairment has been recognized in income	(2,796)	—	—
Net unrealized gain on derivative used for cash flow hedges	44	—	—
Net unrealized loss relating to defined benefit plan liability	(438)	(182)	—
	(2,859)	(3,358)	(686)
Tax benefit	(1,001)	(1,330)	(272)
Net of tax amount	$ (1,858)	$ (2,028)	$ (414)

Note 19: Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated statements of financial condition.

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

	2009	2008	2007
Loan commitments	$ 145,136	$ 164,922	$ 93,662
Standby letters of credit	5,370	7,065	4,160

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The Company and Bank are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

The Company has entered into employment agreements with certain officers that provide for the continuation of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreement, these payments could occur in the event of a change in control of the Company, as defined, along with other specific conditions.

Commitments to originate mortgage loans that will be held for resale are recorded at their fair values with subsequent changes in fair value included in current earnings. Commitments to originate or acquire fixed-rate mortgage loans that will be held for resale were $1,600,000 and $12,500,000 at December 31, 2009 and 2008, respectively.

Note 20: Stockholders' Equity

The Company is not subject to any regulatory restrictions on the payment of cash dividends to its stockholders up to $.16 per share (see note below for further information).

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding retained net income for the previous two calendar years. In the event the Bank becomes unable to pay dividends to the Company, the Company may not be able to service its debt, pay its other obligations or pay dividends on its common stock. At December 31, 2009, the Bank had no regulatory approval to pay dividends to the Company.

Note 21: Capital Purchase Program

On December 23, 2008, the Company entered into a Letter Agreement (Purchase Agreement) with the U.S. Treasury (Treasury), pursuant to which the Company agreed to issue and sell (a) 32,382 of the Company's fixed Rate Cumulative Perpetual Preferred Stock and (b) a warrant to purchase 625,135 shares of the Company's common stock for an aggregate purchase price of $32,382,000 in cash.

The preferred Stock qualifies as Tier I capital and will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. The preferred Stock is non-voting except with respect to certain matters affecting the rights of the holders thereof, and may be redeemed by the Company at any time with regulatory approval. The Warrant has a ten year term and is immediately exercisable with an exercise price of $7.77 per share of Common Stock. Pursuant to the Purchase Agreement, Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

In the Purchase Agreement, the Company agreed that, until such time as Treasury ceases to own any debt or equity securities of the Company, acquired pursuant to the Purchase Agreement, the Company will take all necessary action to ensure that its benefit plans with respect to its senior executive officers comply with Section 111(b) of the Emergency Economic Stabilization Act of 2008 (EESA) as implemented by any guidance or regulation under EESA that has been issued and is in effect as of the date of issuance of the Preferred Stock and the Warrant, and has agreed to not adopt any benefit plans with respect to, or which cover, its senior executive officers that do not comply with the EESA, and the applicable executives have consented to the foregoing.

Upon issuance of the Preferred Stock on December 23, 2008, the ability of the Company to declare or pay dividends on, or purchase, redeem or otherwise acquire for consideration, shares of its Common Stock will be subject to restrictions, including the Company's restriction against increasing dividends from the last quarterly cash dividend per share of $.16 declared on the Common Stock prior to December 23, 2008. The redemption, purchase or other acquisition of trust preferred securities of the Company or its affiliates also is restricted. These restrictions will terminate the earlier of (a) the third anniversary of the date of issuance of the Preferred Stock or (b) the date on which the Preferred Stock has been redeemed in whole or Treasury has transferred all of the Preferred Stock to third parties. In addition, the ability of the Company to declare or pay dividends, or repurchase, redeem or otherwise acquire for consideration, shares of its Common Stock will be subject to restrictions in the event that the Company fails to declare and pay full dividends on its Preferred Stock.

Note 22: Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 risk-based capital, and core leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2009 and 2008, the Bank was categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2009 that management believes have changed the Bank's classification.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The Bank's actual and required capital amounts and ratios are as follows:

	Actual		Required for Adequate Capital		To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009						
Total risk-based capital (to risk-weighted assets)	$133,872	12.8%	$ 83,579	8.0%	$104,474	10.0%
Tier 1 risk-based capital (to risk-weighted assets)	130,340	11.6%	41,790	4.0%	62,685	6.0%
Core capital (to adjusted total assets)	130,340	9.4%	55,580	4.0%	69,475	5.0%
Core capital (to adjusted tangible assets)	130,340	9.4%	27,790	2.0%	N/A	N/A
Tangible capital (to adjusted total assets)	130,340	9.4%	20,843	1.5%	N/A	N/A
As of December 31, 2008						
Total risk-based capital (to risk-weighted assets)	$144,897	13.3%	$ 87,091	8.0%	$108,864	10.0%
Tier 1 risk-based capital (to risk-weighted assets)	131,289	12.1%	43,546	4.0%	65,318	6.0%
Core capital (to adjusted total assets)	131,289	9.5%	55,211	4.0%	69,014	5.0%
Core capital (to adjusted tangible assets)	131,289	9.5%	27,606	2.0%	N/A	N/A
Tangible capital (to adjusted total assets)	131,289	9.5%	20,704	1.5%	N/A	N/A

Note 23: Employee Benefits

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The contributions are discretionary and determined annually. The Company matches employees' contributions at the rate of 100 percent of participant contributions to the 401(k) up to a maximum of 6% of their compensation and made a discretionary contribution to the plan of 3% of qualified compensation. The Company's expense for the plan was $716,000, $505,000 and $330,000 for 2009, 2008 and 2007.

The Company has a supplemental retirement plan and deferred compensation arrangements for the benefit of certain officers. The Company also has deferred compensation arrangements with certain directors whereby, in lieu of currently receiving fees, the directors or their beneficiaries will be paid benefits for an established period following the director's retirement or death. These arrangements are informally funded by life insurance contracts which have been purchased by the Company. The Company records a liability for these vested benefits based on the present value of future payments. The Company's expense for the plan was $857,000, $717,000 and $682,000 for 2009, 2008 and 2007.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The Company has an ESOP covering substantially all of its employees. At December 31, 2009, 2008 and 2007, the Company had 127,138, 158,922 and 190,706 unearned ESOP shares with a fair value of $760,285, $1,072,724 and $2,658,000. Shares are released to participants proportionately as ESOP debt is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan. Compensation expense is recorded equal to the fair market value of the stock committed-to-be-released when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. Expense under the ESOP for 2009, 2008 and 2007 was $215,000, $343,000 and $583,000. The following table provides information on ESOP shares at December 31.

	2009	2008	2007
Allocated shares	345,195	256,089	207,274
Suspense shares	127,138	158,922	190,709
Committed-to-be released shares	31,783	31,783	31,783

The Company has a Recognition and Retention Plan (RRP) for the award of up to 232,784 shares of the common stock of the Company to directors and executive officers. Common stock awarded under the RRP vests ratably over a three or five-year period commencing with the date of the grants. Expense recognized on the vested shares totaled approximately $0, $21,000 and $21,000 in 2009, 2008 and 2007.

A summary of the status of the Company's RRP shares as of December 31, 2009 and changes during the year then ended, is presented below:

	2009	
	Shares	Weighted-Average Grant-Date Fair Value
RRP, beginning of year	4,917	$ 25.66
Vested	4,917	25.66
RRP, end of year	—	$ —

As of December 31, 2009 and 2008, there was $0 and $0 of total unrecognized compensation cost related to RRP share-based compensation arrangements granted under the Plan. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007, was $22,000, $66,000 and $99,000, respectively.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 24: Stock Option Plan

Under the Company's stock option plan, which has been accounted for in accordance with FASB ASC 718, *Stock Compensation*, the Company grants selected executives and other key employees and directors incentive and non-qualified stock option awards which vest and become fully exercisable at the discretion of the stock option committee as the options are granted. The Company is authorized to grant options for up to 934,702 shares of the Company's common stock under two separate stock option plans. Under certain provisions of the plan, the number of shares available for grant may be increased without shareholder approval by the amount of shares surrendered as payment of the exercise price of the stock option and by the number of shares of common stock of the Company that could be repurchased by the Company using proceeds from the exercise of stock options.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted represents the period of time that options are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The discount rate for post-vesting restrictions is estimated based on the Company's credit-adjusted risk-free rate of return.

Assumptions	2009
Expected volatility	36.9%
Expected dividends	4.4%
Expected term (in years)	5.6 years
Risk-free rate	2.7%

The following is a summary of the status of the Company's stock option plan and changes in that plan for 2009.

	2009			
Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding, beginning of year	643,498	$ 13.99		
Granted	59,000	5.98		
Exercised	—	—		
Forfeited/expired	(72,780)	12.39		
Outstanding, end of year	629,718	$ 11.58	5.2 years	$ —
Options exercisable at year end	580,718			

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The weighted-average grant-date fair value of options granted during 2009 was $1.34. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007, was $0, $0 and $79,000, respectively.

Cash received from options exercised under all share-based payment arrangements for years ended December 31, 2009, 2008 and 2007 was $0, $0 and $209,000, respectively. The actual tax benefit (expense) realized for the tax deductions from options exercised and RRP shares vested totaled ($36,000), ($21,000) and $3,000, respectively, for the years ended December 31, 2009, 2008 and 2007.

Note 25: Stock Repurchase Plan

On September 12, 2007, the Company announced that its Board of Directors approved a stock repurchase program for up to 215,000 of the outstanding common shares of the Company. As of July 8, 2008 all 215,000 shares under this plan had been purchased.

On August 13, 2008, the Company announced that its Board of Directors approved a stock repurchase program for up to 350,000 of the outstanding common shares of the Company. Shares may be purchased from time to time in the open market and in large block privately negotiated transactions. The Company is not obligated to purchase any shares under the program, and the program may be discontinued at any time before the maximum number of shares specified by the program are purchased. As of December 31, 2009, the Company had purchased 10,000 shares under the program.

Note 26: Earnings Per Share

Earnings per share were computed as follows:

	Income	2009 Weighted-Average Shares	Per-Share Amount
Basic Earnings Per Share			
Net income	$ 3,163	6,840,659	$ 0.46
Dividends and amortization on preferred stock	(1,803)		
Income available to common stockholders	1,360	6,840,659	$ 0.20
Effect of Dilutive Securities			
Stock options		89	
Diluted Earnings Per Share			
Income (loss) available to common stockholders and assumed conversions	$ 1,360	6,840,748	$ 0.20

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

	Loss	2008 Weighted-Average Shares	Per-Share Amount
Basic Earnings Per Share			
Net loss	$ (22,098)	5,249,135	$ (4.21)
Dividends and amortization on preferred stock	(31)		
Income available to common stockholders	(22,129)	5,249,135	$ (4.22)
Effect of Dilutive Securities			
Stock options		—	
Diluted Earnings Per Share			
Income (loss) available to common stockholders and assumed conversions	$ (22,129)	5,249,135	$ (4.22)

	Income	2007 Weighted-Average Shares	Per-Share Amount
Basic Earnings Per Share			
Income available to common stockholders	$ 4,226	4,103,940	$ 1.03
Effect of Dilutive Securities			
Stock options		47,233	
Diluted Earnings Per Share			
Income available to common stockholders and assumed conversions	$ 4,226	4,151,173	$ 1.02

Options to purchase 586,988, 638,318, and 91,000 shares of common stock at $14.33, $13.89 and $25.02 per share, respectively, were outstanding at December 31, 2009, 2008 and 2007, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Warrants to purchase 625,135, 625,135 and 0 shares of common stock at $7.77, $7.77 and $0 per share, respectively, were outstanding at December 31, 2009, 2008 and 2007, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 27: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	2009	2008
Assets		
Cash on deposit with Bank	$ 2,666	$ 2,896
Cash on deposit with others	250	—
Total cash	2,916	2,896
Investment in common stock of Bank	140,463	142,417
Deferred and current income tax	226	669
Other assets	50	40
Total assets	$ 143,655	$ 146,022
Liabilities		
Other borrowings	$ 13,888	$ 15,345
Other liabilities	40	162
Total liabilities	13,928	15,507
Stockholders' Equity	129,727	130,515
Total liabilities and stockholders' equity	$ 143,655	$ 146,022

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Condensed Statements of Income

	2009	2008	2007
Income			
Interest income from Bank	$ 23	$ 10	$ 29
Dividends from Bank	6,000	3,000	2,200
Other income	16	—	56
Total income	6,039	3,010	2,285
Expenses	1,463	1,221	383
Income before income tax and equity in undistributed income of the Bank	4,576	1,789	1,902
Income tax benefit	(484)	(412)	(118)
Income before equity in undistributed income (distributions in excess of income) of the Bank	5,060	2,201	2,020
Equity in undistributed income (distributions in excess of income) of the Bank	(1,897)	(24,299)	2,206
Net income (loss)	3,163	(22,098)	4,226
Preferred stock dividends and amortization	1,803	31	—
Net Income (Loss) Available to Common Shareholders	$ 1,360	$ (22,130)	$ 4,226

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Condensed Statements of Cash Flows

	2009	2008	2007
Operating Activities			
Net income (loss)	$ 3,163	$ (22,098)	$ 4,226
Item not requiring cash			
ESOP shares earned	215	343	583
Deferred income tax benefit	3	(251)	—
Distributions in excess of income (equity in undistributed income) of the Bank	1,897	24,299	(2,206)
Other	591	(13)	620
Net cash provided by operating activities	5,869	2,280	3,223
Investing Activities			
Proceeds from sale of investment	—	431	—
Loss on sale of investment	—	329	—
Investment in bank	—	(29,144)	—
Cash paid in acquisition, net	—	(9,115)	—
Maturity of certificate of deposit	—	—	100
Net cash provided by (used in) investing activities	—	(37,499)	100
Financing Activities			
Repayment of other borrowings	(11,500)	(496)	—
Proceeds from issuance of long-term debt	10,000	11,500	—
Proceeds from issuance of preferred stock	—	32,382	—
Stock repurchased	—	(1,811)	(2,793)
Cash dividends	(4,314)	(3,490)	(2,440)
Proceeds from stock options exercised	—	—	209
Tax benefit on stock options and RRP shares	(35)	(21)	3
Net cash provided by (used in) financing activities	(5,849)	38,064	(5,021)
Net Change in Cash	20	2,845	(1,698)
Cash, Beginning of Year	2,896	51	1,749
Cash, End of Year	$ 2,916	$ 2,896	$ 51

(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 28: Quarterly Results of Operations (Unaudited)

Quarter Ended	Interest Income	Interest Expense	Net Interest Income	Provision for Loan Losses	Net Income (Loss)	Net Income (Loss) Available to Common Shareholders	Basic Earnings Per Common Share	Diluted Earnings Per Common Share
2009								
March	$ 18,656	$ 8,264	$ 10,392	$ 1,450	$ 1,796	$ 1,345	$ 0.20	$ 0.20
June	18,136	7,824	10,312	1,750	1,315	864	0.13	0.13
September	17,682	7,439	10,243	1,650	1,242	791	0.12	0.12
December	17,378	7,097	10,281	1,650	(1,189)	(1,640)	(0.24)	(0.24)
Total	$ 71,852	$ 30,624	$ 41,228	$ 6,500	$ 3,164	$ 1,360	0.20	0.20
2008								
March	$ 13,757	$ 7,397	$ 6,360	$ 612	$ 1,215	$ 1,215	$ 0.30	$ 0.30
June	13,489	6,689	6,800	733	1,175	1,175	0.30	0.30
September	18,825	8,989	9,836	913	359	359	0.06	0.06
December	19,108	8,564	10,544	4,762	(24,847)	(24,879)	(3.65)	(3.65)
Total	$ 65,179	$ 31,639	$ 33,540	$ 7,020	$ (22,098)	$ (22,130)	(4.22)	(4.22)
2007								
March	$ 13,809	$ 7,814	$ 5,995	$ 332	$ 1,044	$ 1,044	$ 0.25	$ 0.25
June	14,056	7,941	6,115	533	1,129	1,129	0.27	0.27
September	14,128	8,277	5,851	532	1,161	1,161	0.28	0.28
December	14,380	8,195	6,185	843	892	892	0.22	0.22
Total	$ 56,373	$ 32,227	$ 24,146	$ 2,240	$ 4,226	$ 4,226	1.03	1.02

Other-than-temporary impairment of securities of $2.4 million, net of tax, had an adverse impact on the fourth quarter 2009. Earnings in the fourth quarter 2008 were negatively impacted primarily due to a goodwill impairment of $22.6 million, net of tax and increased loan loss provisions due to the current decline in the economy.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

An evaluation of our disclosure controls and procedures (as defined in Section 13(a)-14(c) of the Securities Exchange Act of 1934 (the "Exchange Act")) as of December 31, 2009, was carried out under the supervision and with the participation of our Chief Executive Officer, Principal Financial Officer and several other members of our senior management within the 90-day period preceding the filing date of this annual report. Our Chief Executive Officer and Principal Financial Officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is (i) accumulated and communicated to our management (including our Chief Executive Officer and Principal Financial Officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

There were no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Act) that occurred during the quarter ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The annual report of management on the effectiveness of internal control over financial reporting is set forth below under "Management's Report on Internal Control Over Financial Reporting."

We do not expect that our disclosure controls and procedures will prevent all error and all fraud. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within *MutualFirst* have been detected. These inherent limitations include the realities that judgment in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any control procedure also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control procedure, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

The management of *MutualFirst* Financial, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2009, the Company's internal control over financial reporting was effective based on those criteria.

Date: March 18, 2010

By: /s/David W. Heeter
David W. Heeter
President and Chief Executive Officer

By: /s/Timothy J. McArdle
Timothy J. McArdle
Treasurer and Chief Financial Officer

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors

Information concerning the Company's directors is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in April 2010, a copy of which will be filed not later than 120 days after the close of the fiscal year.

Executive Officers

Information concerning the executive officers of the Company who are directors is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in April 2010, a copy of which will be filed not later than 120 days after the close of the fiscal year.

The business experience for at least the past five years for each of our executive officers who do not serve as directors is set forth below.

John H. Bowles. Age 64 years. Mr. Bowles has served as Senior Vice President and Manager of consumer Banking since January 2009. From November 2004 until January 2009, he served as Senior Vice President and Manager of Investment and Private Banking. Prior to 2004, he was president of Star Financial Bank/NewCastle Region from 1987 to 2004.

Timothy J. McArdle. Age 59 years. Mr. McArdle, a certified public accountant, has served as Senior Vice President and Chief Financial Officer of MutualBank since 1995, and Treasurer of MutualBank since 1986. He also serves as Senior Vice President, Treasurer and Controller of *MutualFirst* Financial. He has been employed by MutualBank since 1981.

Stephen C. Selby. Age 64 years. Since 1995, Mr. Selby has served as Senior Vice President of the Operations Division at MutualBank. Prior to 1995, he served as Vice President of the Operations Division for nine years. Mr. Selby has served in various other capacities at MutualBank since 1964.

Donald R. Kyle. Age 63 years. Mr. Kyle has served as Senior Vice President of the Business Banking Division of the Bank since July 2008. Prior to joining the Bank, he had served as Executive Vice President and Chief Operating Officer of MFB Financial since July 1999. Previously, he served as Regional President of National City Bank.

Sharon L. Ferguson. Age 54 years. Ms. Ferguson has served as Senior Vice President of Risk Management of the Bank since February 2009. From April 2008 until February 2009, she served as Senior Vice President of Consumer Banking. From September 2007 to April 2008 she served as Vice President of Retail Products. From October 2005 until September 2007 she served as Assistant Vice President, Retail Products Manager. Prior to October 2005 she served as Assistant Vice President, Consumer Lending and Deposits Manager. She has been with the Bank since March 1998.

Audit Committee Matters and Audit Committee Financial Expert

The Board of Directors of the Company has a standing Audit/Compliance Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of that committee are Directors Linn A. Crull (Chairman), Wilbur R. Davis, Edward J. Dobrow, Jerry D. McVicker, Edward J. Levy, Jonathan C. Kintner and James D. Rosema, all of whom are considered independent under applicable Nasdaq listing standards. The Board of Directors has determined that Mr. Crull and Mr. Levy are both considered to be an "audit committee financial expert" as defined in applicable SEC rules. Additional information concerning the audit committee of the Company's Board of Directors is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in April 2010, a copy of which will be filed not later than 120 days after the close of the fiscal year.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 2009, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with.

Code of Ethics

The Company adopted a written Code of Ethics based upon the standards set forth under Item 406 of Regulation S-K of the Securities Exchange Act. The Code of Ethics applies to all of the Company's directors, officers and employees. A copy of the Company's Code of Ethics was filed with the SEC as Exhibit 14 to the Annual Report on Form 10-K for the year ended December 31, 2003. You may obtain a copy of the Code of Ethics on our website at www.bankwithmutual.com at "Resource Center – About Us – Code of Ethics," or free of charge from the Company by writing to our Corporate Secretary at *MutualFirst* Financial, Inc., 110 E. Charles Street, Muncie, Indiana 47305-2419 or by calling (765) 747-2800.

Nomination Procedures

There have been no material changes to the procedures by which stockholders may recommend nominees to the Company's Board of Directors.

Item 11. Executive Compensation

Information concerning executive compensation is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in April 2010, a copy of which will be filed not later than 120 days after the close of the fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in April 2010, a copy of which will be filed not later than 120 days after the close of the fiscal year.

Equity Compensation Plan Information. The following table summarizes our equity compensation plans as of December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	629,718	$ 11.58	314,702(1)
Equity compensation plans not approved by security holders	—	—	—

(1) Includes 20,961 shares available for future grants under *MutualFirst* Financial, Inc's 2001 stock option plan and 293,741 shares available for future grants under *MutualFirst* Financial, Inc.'s 2008 stock option plan.

Item 13. Certain Relationships and Related Transactions

Information required by this item concerning certain relationships and related transactions, our independent directors and our audit and nominating committee charters is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in April 2010, which will be filed no later than 120 days after the close of the fiscal year.

Item 14. Principal Accountant Fees and Services

Information required by this item concerning principal accountant fees and services is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in April 2010, a copy of which will be filed not later than 120 days after the close of the fiscal year

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) List of Financial Statements

The following are contained in Item 8 of this Form 10-K:

Annual Report Section
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2009 and 2008
Consolidated Statements of Income for the Years Ended December 31, 2009, 2008 and 2007
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2009, 2008 and 2007
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007
Notes to Consolidated Financial Statements, December 31, 2009, 2008 and 2007

(a)(2) List of Financial Statement Schedules:

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable.

(a)(3) List of Exhibits:

Regulation S-K Exhibit Number	Document	Reference to Prior Filing or Exhibit Number Attached Hereto
2.1	Agreement and Plan of Merger, dated as of January 7, 2008, by and among *MutualFirst* Financial, Inc., *MutualFirst* Acquisition Corp. and MFB Corp.	#
3.1	Articles of Incorporation	*
3.2	Articles Supplementary for the Series A Preferred Stock	+
3.3	Amended Bylaws	###
3.4	Articles Supplementary to the Company's Charter re: term of appointed directors effective July 15, 2008	$
4.1	Form of Common Stock Certificate	*
4.2	Warrant for Purchase of Shares of Common Stock	+
4.3	Form of Certificate for the Series A Preferred Stock	++++
9	Voting Trust Agreement	None
10.1	Employment Agreement with David W. Heeter	+++
10.2	Employment Agreement with Patrick C. Botts	+++
10.3	Employment Agreement with Timothy J. McArdle	**
10.4	Form of Supplemental Retirement Plan Income Agreements for Steven Campbell, Patrick C. Botts, David W. Heeter, Timothy J. McArdle and Stephen C. Selby	**
10.5	Blank	
10.6	Form of Director Shareholder Benefit Program Agreement, as amended, for Jerry D. McVicker	++
10.7	Form of Agreements for Executive Deferred Compensation Plan for Patrick C. Botts, Steven Campbell, David W. Heeter, Timothy J. McArdle and Stephen C. Selby	**
10.8	Registrant's 2001 Stock Option and Incentive Plan	***
10.9	Registrant's 2001 Recognition and Retention Plan	***
10.11	Director Fee Arrangements for 2010	10.11
10.12	Director Deferred Compensation Plan	##
10.13	*MutualFirst* Financial, Inc. 2008 Stock Option and Incentive Plan	++++
10.14	MFB Corp. 2002 Stock Option Plan	++++
10.15	MFB Corp. 1997 Stock Option Plan	++++
10.16	Employment Agreement with Charles J. Viater	++++
10.17	Salary Continuation Agreement with Charles J. Viater	++++
10.18	Letter Agreement (including Schedule A, Securities Purchase Agreement, dated December 23, 2008 between *MutualFirst* Financial, Inc. and United States Department of the Treasury with respect to the issuance and sale of the Series A Preferred Stock and Warrant	+
10.19	Form of compensation modification agreement and waiver for named executive officers	+
10.20	Loan Agreement with First Tennesee Bank National Association dated December 21, 2009.	10.20
10.21	Form of Incentive Stock Option Agreement for 2008 Stock Option and Incentive Plan	10.21
10.22	Form of Non-Qualified Stock Option Agreement for 2008 Stock Option and Incentive Plan	10.22
11	Statement re computation of per share earnings	None
12	Statements re computation of ratios	None
14	Code of Ethics	+++
16	Letter re change in certifying accountant	None
18	Letter re change in accounting principles	None
21	Subsidiaries of the registrant	21
22	Published report regarding matters submitted to vote of security holders	None
23	Consents of Experts and Counsel	23
24	Power of Attorney	None
31.1	Rule 13(a)-14(a) Certification (Chief Executive Officer)	31.1
31.2	Rule 13(a)-14(a) Certification (Chief Financial Officer)	31.2
32	Section 1350 Certification	32

99.1	Certification of Principal Executive Officer Pursuant to 31 CFR § 30.15	99.1
99.2	Certification of Principal Financial Officer Pursuant to 31 CFR § 30.15	99.2

*	Filed as an exhibit to the Company's Form S-1 registration statement filed on September 16, 1999 (File No. 333-87239) pursuant to Section 5 of the Securities Act of 1933 and incorporated herein by reference.
**	Filed as an exhibit to the Company's Annual Report on Form 10-K filed on March 30, 2001. Such previously filed document is incorporated herein by reference in accordance with Item 601 of Regulation S-K.
***	Filed as an Appendix to the Company's Form S-4/A Registration Statement filed on October 19, 2001 (File No. 333-46510). Such previously filed document is incorporated herein by reference in accordance with Item 601 of Regulation S-K.
+	Filed as an exhibit to the Company's Form 8-K filed on December 23, 2008 (File No. 000-27905) and incorporated herein by reference.
++	Filed as an exhibit to the Company's Annual Report on Form 10-K filed on April 2, 2002. Such previously filed document is incorporated herein by reference in accordance with Item 601 of Regulation S-K.
+++	Filed as an exhibit to the Company's Annual Report on Form 10-K filed on March 15, 2004. Such previously filed document is incorporated herein by reference in accordance with Item 601 of Regulation S-K.
++++	Filed as an Exhibit to the Company's Annual Report on Form 10-K filed on March 23, 2009 and incorporated herein by reference.
#	Filed as an exhibit to the Company's Form 8-K filed on January 8, 2008 and incorporated herein by reference.
##	Filed as an exhibit to the Company's Annual Report on Form 10-K filed on March 16,2007. Such previously filed document is incorporated herein by reference in accordance with Item 601 of Regulation S-K.
###	Filed as an exhibit to the Company's Form 8-K filed on October 15, 2007 (File No. 000-27905). Such previously filed document is incorporated herein by reference in accordance with Item 601 of Regulation S-K.
$	Filed as an exhibit to the Company's Form 8-K filed on July 15, 2008 and incorporated herein by reference.
$$	Filed as an exhibit to the Company's Form 8-K filed on December 24, 2009 and incorporated herein by reference.

(b) Exhibits - See list in (a)(3) and the following signature page.

(c) Financial Statements Schedules - None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MutualFirst Financial, Inc.

Date: March 18, 2010

By: /s/David W. Heeter
David W. Heeter, President and
Chief Executive Officer
Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned officers and directors of *MutualFirst* Financial, Inc., hereby severally and individually constitute and appoint David W. Heeter and Timothy J. McArdle, and each of them, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments to this Annual Report on Form 10-K and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, each of said attorneys and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents or each of them to any and all such amendments and instruments.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/David W. Heeter
David W. Heeter, President and Director
(Principal Executive Officer)

Date: March 18, 2010

/s/Wilbur R. Davis
Wilbur R. Davis, Chairman of the Board

Date: March 18, 2010

/s/Patrick C. Botts
Patrick C. Botts, Director

Date: March 18, 2010

/s/Edward J. Dobrow
Edward J. Dobrow, Director

Date: March 18, 2010

/s/Linn A. Crull
Linn A. Crull, Director

Date: March 18, 2010

/s/James D. Rosema
James D. Rosema, Director

Date: March 18, 2010

/s/William V. Hughes
William V. Hughes, Director

Date: March 18, 2010

/s/Jerry D. McVicker
Jerry D. McVicker, Director

Date: March 18, 2010

/s/Jon R. Marler
Jon R. Marler, Director

Date: March 18, 2010

/s/Jonathan E. Kintner, O.D.
Jonathan E. Kintner, O.D., Director

Date: March 18, 2010

/s/Edward C. Levy
Edward C. Levy, Director

Date: March 18, 2010

/s/Michael J. Marien
Michael J. Marien, Director

Date: March 18, 2010

/s/Charles J. Viater
Charles J. Viater, Director

Date: March 18, 2010

/s/ Timothy J. McArdle
Timothy J. McArdle, Senior Vice President
Treasurer and Controller
(Principal Financial and Accounting Officer)

Date: March 18, 2010

Board of Directors







MutualFirst Financial, Inc.

Wilbur R. Davis, Chairman of the Boards of *MutualFirst* Financial, Inc. and MutualBank; Chairman, Ontario Systems, LLC

Patrick C. Botts, Executive Vice President of *MutualFirst* Financial, Inc., President and COO of MutualBank

Linn A. Crull, Certified Public Accountant; Member/ Owner Whitinger & Company, LLC

Edward J. Dobrow, President, D & M Leasing

David W. Heeter, President and CEO of *MutualFirst* Financial, Inc. and CEO of MutualBank

William V. Hughes, Attorney, Partner in Beasley & Gilkison, LLP

Jonathan E. Kintner, O.D., Retired Doctor of optometry in Mishawaka

Edward C. Levy, Officer and owner of Freeman-Spicer Leasing and Insurance Corp.

Michael J. Marien, Retired Account Manager for IT/ Signode Corp., a division of Illinois Tool Works

Jon R. Marler, President and owner, Carico Systems; Senior Vice President, Ralph M. Williams and Associates

Jerry D. McVicker, Retired Administrator, Marion Community Schools

James D. Rosema, President and owner, Rosema Corporation

Charles J. Viater, Senior Vice President of *MutualFirst* Financial, Inc., and Regional President North Region of MutualBank

MutualBank

Directors of *MutualFirst* Financial, Inc. also serve as the Board of Directors for MutualBank.

Senior Directors

G. Richard Benson
Jack E. Buckles
John Dalton
Julie Skinner

Advisory Director

R. Donn Roberts

Warsaw Advisory Board

David Carey, Advisory Director
Steve Harris, Advisory Director
John Sadler, Advisory Director
Candace Wolkins, Advisory Director
Philip J. Harris, Senior Advisory Director
J. Kevin Zachary, Senior Advisory Director

Winchester Advisory Board

Clark G. Loney, Advisory Director
Robert Morris, Advisory Director
Conan Wallace, Advisory Director
Kenneth W. Girton, Senior Advisory Director
Gene Gulley, Senior Advisory Director

MutualBank County Map

Full Service Financial Centers

MutualWealth Office

Lending Office



Berrien
MICHIGAN / INDIANA
St Joseph
Elkhart
Kosciusko
Wabash
Grant
Delaware
Randolph
Montgomery
Hamilton

Berrien County: New Buffalo: 307 West Buffalo Street **Delaware County:** Muncie: 110 East Charles Street, 2000 South Madison Street, 3613 North Broadway Avenue, 3701 West Bethel Avenue, 4710 East Jackson Street, 2918 West Jackson Street, 1912 West McGalliard Road • Albany: 401 West State Street • Yorktown: 2101 South Tiger Drive **Elkhart County:** Dunlap: 4330 Elkhart Road • Elkhart: 25990 CR 6, 5200 Middlebury Street **Grant County:** Marion: 100 West Third Street, Wal-Mart Supercenter, South Western Avenue, 1020 North Baldwin Avenue • Gas City: 1010 East Main Street **Hamilton County:** Carmel: 11711 North Meridian Street, Suite 170 **Kosciusko County:** Warsaw: 219 West Market Street, 2034 East Center Street, 445W 250N • North Webster: 514 North Main Street • Syracuse: 612 South Huntington Street **Montgomery County:** Crawfordsville: 119 East Main Street **Randolph County:** Winchester: 110 West Pearl Street, 870 East Washington Street **St. Joseph County:** Granger: 402 West Cleveland Road • Mishawaka: 121 South Church Street, 411 McKinley Avenue, 4100 Edison Lakes Parkway, Suite 300, 2427 Mishawaka Avenue • South Bend: 100 East Wayne Street, 2850 West Cleveland Road, 23761 Western Avenue, 742 East Ireland Road **Wabash County:** Wabash: 1307 North Cass Street





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